07027865

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Macquarie Group Limited

*CURRENT ADDRESS Level 3, 25 National Circuit
Forrest ACT 2603
Australia

PROCESSED
NOV 15 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35728 FISCAL YEAR 3/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT : 11/9/07

# EXPLANATORY MEMORANDUM



**MACQUARIE BANK LIMITED**

PROPOSAL TO RESTRUCTURE THE MACQUARIE GROUP WHICH WILL RESULT IN A NEW NON-OPERATING HOLDING COMPANY MACQUARIE GROUP LIMITED BECOMING THE ULTIMATE LISTED PARENT ENTITY OF THE GROUP

MACQUARIE BANK



**YOUR DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU VOTE IN FAVOUR OF THE RESTRUCTURE. THE INDEPENDENT EXPERT HAS CONCLUDED THAT THE PROPOSED TRANSACTION IS IN THE BEST INTERESTS OF SHAREHOLDERS AND IN THE BEST INTERESTS OF OPTIONHOLDERS.**

This is a ... ent and requires your immediate attention.
You sh... ty.
If you ar... you should do, you should consult your investment or other professional adviser.

Macquarie Ban... ABN 008 ...3 542

If the restructure proceeds:

- The Macquarie Group will restructure into a non-operating holding company structure, with a new ASX-listed parent, Macquarie Group Limited
- Shareholders (except for Ineligible Foreign Shareholders) will receive one Macquarie Group Limited share in exchange for each Macquarie Bank Limited share
- Optionholders will receive one Macquarie Group Limited option in exchange for each Macquarie Bank Limited option
- There will not be a taxable event for most Shareholders and most Optionholders.

# KEY DATES

| Event | Date |
|---|---|
| Latest time for lodgement of proxies | 6.00pm, 23 October 2007 |
| Date and time for determining eligibility to vote at the Meetings | 7.00pm, 23 October 2007 |
| Share Scheme Meeting | 3.00pm, 25 October 2007 |
| General Meeting | After the Share Scheme Meeting but not before 3.30pm, 25 October 2007 |
| Option Scheme Meeting | After the General Meeting but not before 4.00pm, 25 October 2007 |
| Second Court Hearing | 29 October 2007 |
| Last day for trading MBL Shares | 2 November 2007 |
| Commencement of trading MGL Shares (on a deferred settlement basis) | 5 November 2007 |
| Record Date | 7.00pm, 12 November 2007 |
| Implementation Date | 13 November 2007 |

This timetable is indicative only and MBL has the right to vary these times and dates and will announce any variations to ASX. Certain times and dates and the occurrence of certain events are conditional on MBL securityholder, regulatory or Court approval.

# IF YOU HAVE ANY QUESTIONS

Macquarie Restructure Information Line

| Australia | New Zealand | US | UK | Other countries |
|---|---|---|---|---|
| 1300 554 096 | 0800 442 099 | 866 499 0754 | 0800 694 0471 | +61 3 9415 4618 |

Macquarie Restructure Information Website

www.macquarie.com.au/restructure

This page has been left intentionally blank.

# CHAIRMAN'S LETTER

Dear MBL securityholders

Macquarie's proposal to Restructure

I am pleased to write to you regarding a proposal by Macquarie Bank Limited ('MBL') to restructure the Macquarie Group into a non-operating holding company ('NOHC') structure containing separate banking and non-banking groups. The new NOHC and ultimate parent of the Macquarie Group, Macquarie Group Limited ('MGL'), will be listed on the Australian Stock Exchange ('ASX').

Implications for Shareholders and Optionholders

If the proposed Restructure is approved, you will receive MGL Shares and MGL Options in exchange for your existing MBL Shares and MBL Options on a one-for-one basis. This is expected to occur on 13 November 2007. The Restructure will not result in a taxable event for most Shareholders and most Optionholders.

Reason for proposed Restructure

The proposed Restructure is intended to position the Macquarie Group to continue to pursue the strategies which have been responsible for its strong growth, whilst at the same time assist it in meeting its obligations to the Australian Prudential Regulation Authority ('APRA'). We expect that the restructured Macquarie Group will have greater flexibility to adapt to future business, market and regulatory changes than is currently the case.

Much of the Macquarie Group's growth in recent years has been generated by its offshore expansion and by diversification, especially in activities that are not traditionally banking. These activities now represent a substantial proportion of the group's business mix. Under its current corporate structure, the Macquarie Group's parent entity, MBL, is regulated as an Australian bank by APRA. However, as not all of its activities are traditional banking in nature, they are therefore not always readily accommodated by APRA's banking rules. In particular, APRA's rules restrict a bank's exposures to certain subsidiaries, such as those undertaking stockbroking, investment banking funds management and principal investing activities. This will act to constrain MBL's future growth as the group is currently structured. MBL currently operates under a cap granted by APRA on such exposures, which is greater than the normal regulatory limit, and MBL has committed to seeking a solution that enables it to operate within the normal APRA limit in future.

Effect of the Restructure on Macquarie

The Board considers the proposed Restructure to be the most appropriate solution of the alternatives available. It will result in many of MBL's non-banking activities transferring to a new Non-Banking Group under MGL.

Following the Restructure, MGL, as a NOHC, will be a regulated entity for APRA's purposes. The Banking Group will continue to be subject to the full suite of APRA's banking regulations. The Non-Banking Group will be largely unregulated by APRA. In all other material respects, the Macquarie Group will continue to be subject to the oversight of its other regulators worldwide. The Macquarie Group's firm-wide risk management framework will continue to apply across the entire restructured group.

The restructured Macquarie Group will have a structure similar to that used by a significant number of major financial institutions globally, including those Macquarie considers to be its peers and competitors.

If the Restructure is approved, the key factors that have led to the success of the Macquarie Group will be largely unchanged, including its business model, culture, senior management team and business approach. In addition, the existing dividend policy will be maintained. There is not expected to be any return of capital to investors as a result of the Restructure.

This Explanatory Memorandum contains a detailed discussion of the potential benefits, disadvantages and risks of the proposed Restructure. In addition, discussion of the implications of the proposed Restructure not proceeding and alternatives considered by the Board are also provided.

**Independent Expert's conclusion and Board's recommendation**

The Board has engaged KPMG as Independent Expert to issue a report that is attached to this Explanatory Memorandum as Section 6. KPMG has concluded that the proposed transaction is in the best interests of MBL shareholders and in the best interests of Optionholders.

The Board has concluded that the proposed transaction is in the best interests of MBL Shareholders and in the best interests of Optionholders and unanimously recommends that you vote in favour of each resolution.

**Further information**

If you have any questions, please call the Macquarie Restructure Information Line or visit the Macquarie Restructure Information Website. Details of each are on page I.

Yours sincerely

David S Clarke
Chairman

# CONTENTS


KEY DATES.....I

IF YOU HAVE ANY QUESTIONS.....I

CHAIRMAN'S LETTER.....III

AT A GLANCE/SUMMARY OF PROPOSED TRANSACTION.....VI

IMPORTANT NOTICES.....XIII

1 DETAILS OF THE RESTRUCTURE.....1

2 BENEFITS, DISADVANTAGES AND RISKS.....17

3 MACQUARIE GROUP AFTER THE RESTRUCTURE.....23

4 FINANCIAL INFORMATION.....43

5 INVESTIGATING ACCOUNTANT'S REPORT.....51

6 INDEPENDENT EXPERT'S REPORT.....55

7 TAXATION IMPLICATIONS FOR SHAREHOLDERS.....117

8 INFORMATION FOR OPTIONHOLDERS.....125

9 ADDITIONAL INFORMATION.....133

APPENDIX A – SHARE SCHEME.....151

APPENDIX B – OPTION SCHEME.....161

APPENDIX C – PARTICULARS OF ASX ANNOUNCEMENTS.....169

APPENDIX D – APRA NOHC AUTHORITY.....171

APPENDIX E – NOTICES OF MEETING.....185

GLOSSARY.....195

# AT A GLANCE/SUMMARY OF PROPOSED TRANSACTION

## WHAT IS THIS DOCUMENT?

This Explanatory Memorandum is the explanatory statement required by Part 5.1 of the Corporations Act in relation to the Share Scheme and the Option Scheme and the statement required by section 256C(4) of the Corporations Act in relation to the Capital Reduction. It sets out the legal mechanics of the Restructure, implications for Shareholders, Optionholders and the business, an Investigating Accountant's Report by PricewaterhouseCoopers Securities Limited and an Independent Expert's Report by KPMG.

## WHAT IS THE RESTRUCTURE?

Macquarie Bank Limited ('MBL') intends to implement a Restructure of the Macquarie Group under which a new listed non-operating holding company ('NOHC'), named Macquarie Group Limited ('MGL'), will be established as the ultimate parent of the Macquarie Group (also called 'Macquarie'). The Macquarie Group will in turn comprise two separate sub-groups, a Banking Group and a Non-Banking Group.

- MGL will be listed on ASX. Shareholders and Optionholders, with the exception of Ineligible Foreign Shareholders, will receive the same number of MGL Shares and Options in exchange for their current MBL Shares and Options (i.e. Shares and Options will be exchanged on a one-for-one basis respectively). Ineligible Foreign Shareholders will participate in the Foreign Sale Facility and receive the proceeds (see Section 1.7).
- Macquarie's existing dividend policy will be maintained.

Overview of the Macquarie Group's corporate structure before and after the Restructure:

**Corporate structure before Restructure** **Corporate structure after Restructure**



Shareholders
Macquarie Bank Limited
Banking entities
Non-banking entities
Shareholders
Macquarie Group Limited
Banking Group
Non-Banking Group
Banking holding company
Non-banking holding company
Macquarie Bank Limited
Non-banking entities
Banking entities


The Banking Group will initially comprise the businesses of the Banking and Securitisation Group, Equity Markets Group (except for certain activities), Financial Services Group, Funds Management Group, Real Estate Group and the Treasury and Commodities Group (except for certain activities). The relevant entities will be held by MBL, which in turn will be held by a banking holding company.

Initially, the Non-Banking Group will comprise most of the businesses of the Investment Banking Group. Certain activities from the Equity Markets Group and the Treasury and Commodities Group will also be transferred to the Non-Banking Group. The relevant non-banking entities will be held under a non-banking holding company.

The initial composition of business activities within the Banking and Non-Banking Groups following the Restructure reflects the Board's desire to achieve the key objectives, discussed below, while minimising disruptive effects on the factors that have contributed to the Macquarie Group's success. These factors include its senior management and staff, commitment to clients and markets, culture and entrepreneurial energy, disciplined and selective expansion, and risk management.

The desire to minimise disruptive effects has resulted in keeping, where possible, Macquarie's business groups intact upon Restructure. As a result, the Banking Group will initially continue to have certain non-banking activities.

Following the Restructure, Macquarie will continue to monitor and review the structure and composition of the Banking and Non-Banking Groups, and may make future changes in light of factors including business growth, regulatory considerations, market developments and counterparty considerations.

The Board and Executive Committee responsible for the overall governance of the Macquarie Group will remain unchanged from that of MBL currently. Following the Restructure, MBL will also have its own governance structure, with a board and executive committee responsible for focusing exclusively on bank-specific issues. No material impact is anticipated for either senior management or employees as a result of the Restructure.

The Macquarie Group's existing risk management framework will continue to apply across the whole group following the Restructure.

The Board does not consider the overall group's risk profile will change as a result of the Restructure. This is primarily because the underlying businesses will remain largely unchanged and MGL's Board and senior management will remain the same as MBL currently, and they will continue to apply the existing strategy and risk management framework as MBL currently. As a result, MBL does not anticipate that the Restructure will affect the decisions that are made about the conduct of the underlying businesses.

(Details of Macquarie's risk management framework are in Section 3.2b).)

## WHAT IS THE PURPOSE OF THE RESTRUCTURE?

The Restructure is intended to address two key objectives simultaneously:

a) position the Macquarie Group to continue to pursue the strategies that have been responsible for its strong growth; and

b) assist the Macquarie Group in meeting its obligations to the Australian Prudential Regulation Authority ('APRA').

Macquarie has transformed from an Australian institution growing internationally into a global institution headquartered in Australia with more than 60 offices in 24 countries.

Its strong growth and diversification, particularly in recent times, is reflected in a comparison of the 2007 financial year results with those of five years ago (2002). For example:

- profit after tax of A$1.46 billion – 485% higher;
- assets under management of A$197 billion – 377% higher;
- geographic mix of income (excluding earnings on capital) – international activities contributed 55% compared to 26%; and
- international staff numbers – 426% higher.

Macquarie's growth has been driven in large part by its offshore expansion and diversification, in particular by those activities generally not considered as traditional banking in nature. A substantial proportion of MBL's business mix is now of this nature, examples including stockbroking, investment banking funds management and principal investment activities. Macquarie's Investment Banking Group ('IBG'), which has many of these non-banking businesses, contributed 58% of the Macquarie Group's overall performance in the 2007 financial year.

Under Macquarie's current corporate structure, the parent entity, MBL, is regulated as an Australian bank by APRA and all of its activities are regulated under APRA's banking rules. However, not all of these activities are traditional banking in nature, and are therefore not always readily accommodated within APRA's banking regulations. In particular, there is a restriction on a bank's exposures to certain types of subsidiaries. Given Macquarie's existing structure and the nature of its growth, this APRA restriction will act to constrain Macquarie's future growth. (This is discussed further in Section 1.1b) and also in Sections 2.2 and 8.2 of the Independent Expert's Report.) Currently, Macquarie operates under a cap from APRA on such exposures, which is greater than the normal regulatory limit. MBL has committed to seeking a solution that enables it to operate within the normal APRA limit in future.

The proposed Restructure will result in the transfer of a substantial part of MBL's non-banking activities to the new Non-Banking Group under MGL. Initially, most of IBG will be transferred as it has many of those business activities that will be constrained by APRA's restriction. In addition, certain activities of the Equity Markets Group and the Treasury and Commodities Group which are generally undertaken within regulated entities that will form part of the Non-Banking Group will also be transferred.

The new structure will provide Macquarie with more flexibility to continue pursuing those strategies that have resulted in its strong growth. By better aligning Macquarie's diverse activities with APRA's regulatory framework, the new structure will also assist Macquarie in meeting its obligations under APRA's banking regulations. (This is discussed further in Section 1.1b) and also in Sections 2.2 and 8.2 of the Independent Expert's Report.)

Over time, the Board and management have implemented a range of initiatives to facilitate the continuation of Macquarie's growth, including selective acquisitions, joint ventures and alliances in international markets, and the recent application for a banking licence in the United Kingdom. In this regard, the Restructure represents another step in the ongoing evolution of the Macquarie Group. Following the Restructure, the Macquarie Group will have a corporate structure similar to that used by a number of its peers and competitors, in that the ultimate parent company will not be prudentially regulated as a bank.

## WHAT APRA PRUDENTIAL REGULATIONS APPLY TO THE RESTRUCTURED GROUP?

Upon Restructure, the Macquarie Group will be regulated by APRA as follows:

- MGL – authorised as a NOHC, and will be a regulated entity for APRA purposes. MGL will be subject to fewer regulations (by virtue of its limited activities) and less intensive supervision by APRA than if it were a bank. APRA is still developing the prudential standards that will apply to NOHCs. However, APRA and Macquarie have agreed a prudential framework, including the capital adequacy framework, that will apply in the interim. Apart from this, no other prudential standard will apply unless expressly stated within that prudential standard;
- Banking Group – continues to be subject to the full range of APRA banking regulations; and
- Non-Banking Group – other than certain badging and disclaimer requirements, no prudential standard will apply unless expressly stated within that prudential standard.

APRA's primary supervisory focus after the Restructure will be on MBL and its subsidiaries. However, APRA has advised Macquarie that it will monitor the overall Macquarie Group and may increase the prudential requirements it applies to MBL and the Banking Group if the conduct of the Macquarie Group as a whole places financial strain on MBL.

The Macquarie Group's existing risk management framework will continue to apply across the whole group following the Restructure.

In all other material respects, the Macquarie Group overall will continue to be subject to oversight by approximately 180 prudential and non-prudential regulators worldwide, including ASIC and ASX in Australia.

Section 3.7 contains more details of the applicable APRA regulations.

## WHAT ARE THE BENEFITS, DISADVANTAGES AND RISKS OF THE RESTRUCTURE?

Macquarie expects the proposed Restructure to result in the following benefits, disadvantages and risks (see Section 2 for more details):

**Benefits**

- Assist Macquarie in continuing to pursue the strategies that have been delivering strong growth and diversification.
- More appropriately align Macquarie's diverse business activities with APRA's regulatory framework.
- Maintain Macquarie's proven business model, culture, senior management team and business approach.

**Disadvantages**

- One-off costs associated with the Restructure, although these are not considered to be material.
- Additional ongoing costs associated with the Restructure, although these are not considered to be material.
- Delay in the 2007/2008 interim dividend by approximately six weeks.

**Risks**

- Some investors and/or market observers may consider the risk profile of the Macquarie Group will increase as a result of the Restructure because MGL and the Non-Banking Group will have lower credit ratings and less intense APRA regulation than MBL.
- APRA is developing the final prudential standards for the supervision of NOHCs that own banks, and they may differ from Macquarie's current expectations.
- The incidental changes to Macquarie's operating model necessary as a result of the Restructure may not operate as expected.
- Unexpected market developments may affect the refinancing of the transitional funding arrangements from MBL to MGL.
- Implementation of the Restructure may not occur as planned for unexpected reasons, such as required third party consents and offshore regulatory approvals not being received.
- Until such time that amended accounting rules take effect, certain circumstances in the future may reduce Macquarie's capacity to frank dividends.
- Macquarie has received a draft ATO class ruling which confirms the Australian income tax consequences of the Share Scheme for certain Australian resident shareholders, but it is not yet finalised.

## WHAT IF THE RESTRUCTURE DOES NOT PROCEED?

If the Restructure does not proceed, the Board considers that the Macquarie Group will:

- pursue an alternative solution, albeit one that may be less effective than the proposed Restructure;
- face constraints on its strategy and growth;
- operate at a competitive disadvantage to its peers; and
- have less strategic and operational flexibility.

See Section 2 for more details.

## WHAT WILL SHAREHOLDERS AND OPTIONHOLDERS RECEIVE?

If the Restructure proceeds:

- Shareholders – will have their existing MBL Shares transferred to MGL and exchanged by MGL for new MGL Shares on a one-for-one basis;
- Optionholders – will have their MBL Options cancelled and new MGL Options will be issued on the same terms on a one-for-one basis;
- Ineligible Foreign Shareholders – certain restrictions in foreign countries make it impractical or unlawful to offer or receive MGL Shares in those countries therefore Ineligible Foreign Shareholders are not able to participate in the Share Scheme. A Foreign Sale Facility has been established instead (see Section 1.7).

## WHAT ARE THE TAX IMPLICATIONS FOR SHAREHOLDERS AND OPTIONHOLDERS?

All Shareholders and Optionholders should seek independent professional advice on the consequences of participating in the Schemes based on their particular circumstances. Sections 7 and 8 contain more details of the tax implications of the Restructure for Shareholders and Optionholders.

In summary, for most Shareholders, there will be no taxable gain or loss as a result of their participation in the Scheme. Most Australian Shareholders will obtain Australian tax roll-over relief as a result of their participation in the Scheme. For Shareholders in the US and UK, there will generally be no tax either in Australia or in the local jurisdiction provided all the requirements noted in Section 7 are met. Most Australian Optionholders will be entitled to Australian tax rollover relief as a result of their participation in the Scheme.

Compensation for Optionholders

If the Restructure proceeds and an Optionholder suffers a tax detriment as a direct consequence of the Option Scheme, that Optionholder will receive, under the terms of the Option Scheme, compensation for permanent losses and a loan for timing differences. Any compensation is expected to be confined to a small number of Optionholders. In aggregate, the associated costs are not expected to be material.

(See Section 2.3 for more details on expected costs.)

## HOW WILL THE RESTRUCTURE BE IMPLEMENTED?

The Restructure will be implemented by Court approved schemes of arrangement with Shareholders and Optionholders.

A scheme of arrangement is a method for restructuring a company. It involves the company putting forward a proposal that, by law, binds the company's shareholders/optionholders and the company to a rearrangement of their rights and obligations.

Before a scheme of arrangement can come into effect, it must be approved by the shareholders/optionholders of the company at a meeting and be approved by the Court after the meeting. Once a scheme has been approved by shareholders/optionholders and the Court it binds all shareholders/optionholders including those who voted against the scheme and those who did not vote.

## WHAT IS THE PURPOSE OF THE CAPITAL REDUCTION?

The Restructure involves MBL making a Capital Reduction. The funds received by MGL as a result of the Capital Reduction will be used to strengthen the capital base of MGL and to finance the acquisition by the Non-Banking Group of assets and businesses from MBL. The Capital Reduction will not involve any payment to investors as it will occur after the implementation of the Schemes when MBL is a wholly owned subsidiary of MGL.

## WHAT APPROVALS ARE REQUIRED?

The Restructure will require approvals by both:

- Shareholders
  - The Share Scheme must be approved at the Share Scheme Meeting by a majority in number of Shareholders voting (either in person or by proxy), and by at least 75% of the votes cast on the Share Scheme Resolution.
  - The Capital Reduction must be approved at the General Meeting by a majority of the votes cast on the Capital Reduction Resolution.
- Optionholders – The Option Scheme must be approved at the Option Scheme Meeting by a majority in number of Optionholders voting (either in person or by proxy), representing at least 75% of the value of the MBL Options for which votes are cast on the Option Scheme Resolution. All Options on issue have been granted pursuant to the Macquarie Bank Employee Share Option Plan.
- The Court.

## WHERE AND WHEN WILL THE MEETINGS BE HELD?

All meetings will be held in the Grand Ballroom at The Westin Sydney, Lower Level, No. 1 Martin Place, Sydney, New South Wales.

- The Share Scheme Meeting will start at 3.00pm on 25 October 2007.
- The General Meeting will start following the Share Scheme Meeting, but no earlier than 3.30pm.
- The Option Scheme Meeting will start following the General Meeting, but no earlier than 4.00pm.

The notices of meeting for the Share Scheme and Option Scheme Meetings are in Appendix E.

## WHO IS ENTITLED TO VOTE?

You will be entitled to attend and vote at the Share Scheme Meeting if you are a registered Shareholder at 7.00pm on 23 October 2007.

You will be entitled to attend and vote at the General Meeting if you are a registered Shareholder or a MIS Holder at 7.00pm on 23 October 2007.

You will be entitled to attend and vote at the Option Scheme Meeting if you are an Optionholder at 7.00pm on 23 October 2007.

## SHOULD YOU VOTE?

You do not have to vote, but the Directors strongly believe that the Restructure is a matter of importance to all Shareholders and Optionholders. The Directors therefore urge you to vote.

Even if you do not vote, or if you vote against the Restructure and it proceeds, your MBL Shares and Options will be replaced by MGL Shares and Options on a one-for-one basis (unless you are an Ineligible Foreign Shareholder).

## HOW CAN YOU VOTE ON THE RESTRUCTURE?

If you are entitled to vote, you may either attend the Meetings in person or appoint one or two people as proxies to attend and vote on your behalf. A proxy form is included with this Explanatory Memorandum.

If you wish to appoint a proxy, you should complete proxy form(s) as follows:

- Shareholders – complete the white proxy form for the Share Scheme Meeting and the green proxy form for the General Meeting;
- Optionholders – complete the blue proxy form; and
- MIS Holders – complete the yellow proxy form.

You can send your completed proxy form:

**By mail**

To the Registry, using the enclosed reply paid envelope or by posting it to:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne, VIC 3001

**Electronically**

Shareholders: access MBL's Shareholder registry webpage at www.computershare.com/au/proxy/mbl. To use this facility, you need your Securityholder Reference Number (SRN) or your Holder Identification Number (HIN) and postcode, as shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website.

MIS Holders: access www.computershare.com/au/proxy/mbli. To use this facility, you need your Securityholder Reference Number (SRN) or your Holder Identification Number (HIN) and postcode, as shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website.

Optionholders: access MBL's Optionholder webpage at www.computershare.com/au/proxy/mblo. To use this facility, you need your Optionholder Reference Number and postcode, as shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website. Alternatively, you can return your signed proxy form via email to macquarieoptions.proxies@computershare.com.au.

**By facsimile**

To the Registry:

+61 3 9473 2118

**By personal delivery**

To the Registry:

Computershare Investor Services Pty Limited
Level 2, 60 Carrington Street
Sydney NSW 2000

To MBL's registered office:

Level 3, 25 National Circuit
Forrest ACT 2603

To appoint a proxy, make sure your completed proxy form and any necessary supporting documents are received by 6.00pm on 23 October 2007.

# IMPORTANT NOTICES

This section sets out the regulatory statements required to be included in the Explanatory Memorandum.

This Explanatory Memorandum is dated 13 September 2007.

## DEFINED TERMS

Capitalised terms used in this Explanatory Memorandum are defined in the glossary at the end of this document.

## REGULATORY INFORMATION

A draft copy of this Explanatory Memorandum has been provided to ASIC. ASIC has been requested to provide a statement in accordance with section 411(17)(b) of the Corporations Act that ASIC has no objection to the Share Scheme and Option Scheme. If ASIC provides that statement it will be produced to the Court at the Second Court Hearing.

A final copy of this Explanatory Memorandum has been provided to ASX. The fact that ASX may admit MGL to the official list of ASX is not to be taken in any way as an indication by ASX of the merits of MGL, the Restructure or the Macquarie Group.

None of ASIC, ASX and their respective officers takes any responsibility for the contents of this Explanatory Memorandum.

If the Court makes an order approving the Schemes under section 411 of the Corporations Act this is not an endorsement of, or any other expression of opinion on, the Schemes.

## FINANCIAL INFORMATION

This Explanatory Memorandum does not contain any pro-forma forecast financial information or financial outlook statement about the Macquarie Group. The historical information in this Explanatory Memorandum is a summary only and is prepared as at the date of this Explanatory Memorandum. Full historical financial information about the Macquarie Group is available from ASX and the Macquarie website. After the date of this Explanatory Memorandum, MBL will continue to release information to ASX under its continuous disclosure obligations. You should refer to the information available on ASX.

## FORWARD LOOKING STATEMENTS

This Explanatory Memorandum contains certain statements which relate to the future, including forward looking statements relating to Macquarie's strategy. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations described in those statements. Factors which may affect future financial performance include, among other things, general economic conditions, interest rates, exchange rates, the regulatory environment, competitive pressures, the risks identified in Section 2.4, the assumptions not proving to be correct, and other matters not currently known to, or considered material by MBL or MGL.

Actual events and results may differ materially from the events or results expressed or implied in any forward looking statement and deviations are both normal and expected. To the maximum extent permitted by law, neither MBL or MGL nor any other person (including any Director) gives any representation, assurance or guarantee (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward-looking statement. You are cautioned not to place undue reliance on those statements.

The forward-looking statements in this Explanatory Memorandum reflect views held only as at the date of this Explanatory Memorandum.

## MATERIAL CHANGES TO INFORMATION

If material changes to the information in this Explanatory Memorandum occur before the date of the Meetings, updated information will be made available to MBL securityholders as described in Section 9.16.

## JURISDICTION

This Explanatory Memorandum does not in any way constitute an offer of securities in any place in which, or to any person to whom, it would not be lawful to make such an offer. See Section 9.12 for specific information on certain foreign jurisdictions.

## THIS EXPLANATORY MEMORANDUM DOES NOT CONSTITUTE INVESTMENT ADVICE

The Restructure outlined in this document does not take into account the investment objectives, financial situation or particular needs of any MBL securityholder. It is important that you read the entire document before making any decision concerning your investment in MBL. You should carefully consider the matters described in this document in light of your particular investment objectives, financial circumstances and investment needs (including financial and taxation issues). If you are in any doubt, consult your investment adviser or other professional adviser before deciding how to vote on the Restructure. **This Explanatory Memorandum does not constitute investment advice. You should seek your own financial advice.**


1

# DETAILS OF THE RESTRUCTURE

# 1 DETAILS OF THE RESTRUCTURE

## 1.1 PURPOSE OF THE RESTRUCTURE

The proposed Restructure is intended to:

a) Position the Macquarie Group to continue to pursue the strategies which have been responsible for its strong growth;

b) Whilst at the same time assist it to meet its obligations to APRA.

Macquarie expects that the new NOHC structure will have greater flexibility to adapt to future business, market and regulatory developments than is currently the case.

### a) Position the Macquarie Group to continue to pursue the strategies which have been responsible for its strong growth

Macquarie has grown strongly since its beginning in 1969 as Hill Samuel Australia Limited, the wholly owned subsidiary of Hill Samuel & Co. Limited, London. MBL listed on ASX on 29 July 1996 and on 30 October 1996 it entered the ASX All Ordinaries Index with a market capitalisation of A$1.3 billion. By 7 September 2007 MBL had a market capitalisation of A$19.4 billion.

In the financial year to 31 March 2007, MBL reported A$1.46 billion of profit after tax attributable to ordinary equity holders, a result 485% higher than five years ago. At the same time, Macquarie had assets under management of A$197 billion, 377% greater than five years ago.

**Profit after income tax attributable to ordinary equity holders**


$m
1,600
1,400
1,200
1,000
800
600
400
200
0
2002
2003
2004
2005
2006
2007

Periods prior to the 2005 financial year are reported under previous AGAAP, unless otherwise stated

**Assets under management by fund type**


$bn
200
150
100
50
0
2002
2003
2004
2005
2006
2007
Infrastructure
Real Estate
Other
FSG/FMG Retail
FSG/FMG Wholesale

Macquarie has transformed from an Australian institution growing internationally into a global provider of diversified financial services with its headquarters in Australia. As at 31 March 2007, Macquarie employed 10,023 people in more than 60 offices in 24 countries. Of those staff, 3,501 were located in offshore markets, 426% more than five years ago. Macquarie's diverse international activities contributed 55% of the group's 2007 total income (excluding earnings on capital), compared with 26% five years ago.

**International footprint and staff numbers as at 31 March 2007**

| EUROPE & MIDDLE EAST | ASIA | NORTH AMERICA |
|---|---|---|
| 908 staff | 1,560 staff | 864 staff |


Tokyo
Perth
Jakarta
Miami
New York
Charleston

| AFRICA | AUSTRALIA | NEW ZEALAND | SOUTH AMERICA |
|---|---|---|---|
| 31 staff | 6,522 staff | 112 staff | 26 staff |

These figures do not include staff on extended leave, agency temps, casuals, non-executive directors or consultants

**Australian and international staff**


Headcount
12,000
10,000
8,000
6,000
4,000
2,000
-
2002
2003
2004
2005
2006
2007
Australian
International

**International income**


$m
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
2007

Excludes earnings on capital and is after costs directly attributable to earning the income, including fee and commissions expense

The Macquarie Group's strong growth in recent years has been driven in large part by its international business activities and diversification, particularly those activities which are not traditional banking in nature. Many non-banking activities are conducted within Macquarie's Investment Banking Group ('IBG'). Among its activities are corporate finance, stockbroking, investment banking funds management and principal investments. IBG's contribution to the Macquarie Group's 2007 overall performance was 58%.

**Contribution to Macquarie's overall performance by operating group**


3%
1%
9%
14%
12%
3%
58%
Investment Banking Group (58%)
Banking and Securitisation Group (3%)
Real Estate Group (12%)
Treasury and Commodities Group (14%)
Equity Markets Group (9%)
Financial Services Group (3%)
Funds Management Group (1%)

Figures are derived from management accounts and should be taken as a guide only to relative contributions to Macquarie's overall performance. The calculation is before income tax and includes certain internal management charges. The calculation excludes earnings on capital, certain corporate costs not recharged to operating Groups and staff profit share.

Over time, the Board and management have implemented a range of initiatives to facilitate the continuation of Macquarie's international growth. Examples of these initiatives include the selective acquisition of complementary businesses, establishment of joint ventures and alliances in international markets; establishment of investment funds in the Americas, Europe and Asia, and recent application for a UK banking licence.

The proposed Restructure represents another step in the ongoing evolution of the Macquarie Group, and the new NOHC structure is expected to provide greater strategic and operational flexibility to the Group to pursue growth. A key aspect is the more appropriate alignment of Macquarie's diverse business activities with APRA's regulatory framework, as described in more detail below.

## b) Assist the Macquarie Group in meeting its obligations to APRA

Under its current corporate structure, the parent entity of the Macquarie Group, MBL, is a licensed Australian bank or Authorised Deposit-Taking Institution ('ADI'). All of its activities are therefore regulated as banking activities by APRA. However, not all of the Macquarie Group's activities are traditional banking in nature, and these are not always readily accommodated within APRA's existing banking regulations. Certain of APRA's banking regulations will have the consequence of constraining the Macquarie Group's growth in future in the absence of a restructure.

More specifically, APRA's banking regulations include rules which restrict an ADI's exposures to certain of its subsidiaries that are outside the Extended Licensed Entity ('ELE') as defined in APS 222 – 'Associations with Related Entities'.

APS 222 is intended to protect the interests of depositholders in a bank which forms part of a conglomerate group, by limiting the potential contagion risk that can arise from the ADI's associations with other members of the group.

The ELE is the ADI and any subsidiaries considered by APRA to be, to all intents and purposes, operating as a division of the ADI itself. In order to be part of the ELE, a subsidiary must, among other things:

- not have liabilities to entities outside the ELE, including to third parties, where those liabilities exceed 5% of the subsidiary's assets;
- not undertake business that is not permitted by ADIs;

- be wholly-owned by MBL itself or another ELE subsidiary;
- be entirely funded by MBL;
- face no regulatory or legal barriers to transferring assets back to the ADI; and
- have only MBL or other ELE entity employees on its board of directors.

The subsidiaries of a bank or ADI which do not satisfy these requirements are classified as non-ELE.

The Macquarie Group's international growth and diversification generally require the group to conduct business in subsidiaries, which often fall within the non-ELE classification. For example:

- investment assets are typically acquired through subsidiaries to facilitate a subsequent sale of the assets. Investment assets are generally externally funded and may have independent directors on their boards for regulatory or other reasons, which mean they are classified as non-ELE;
- activities undertaken overseas often need to be conducted in subsidiaries for regulatory or other reasons. In particular, broking is a regulated activity in all jurisdictions in which Macquarie operates and must be conducted in locally-incorporated subsidiaries. The settlement period for trades (usually three days) and resulting liabilities mean these subsidiaries are classified as non-ELE; and
- most funds management activities are automatically classified as being non-ELE because this activity cannot be undertaken by an ADI and must be conducted in a subsidiary.

APRA's banking rules therefore restrict the ability of MBL as it is currently structured to conduct business in subsidiaries, and will constrain the Macquarie Group's future growth. Many of MBL's subsidiaries that are classified as non-ELE are currently located within IBG, and as a result, most of this business group will initially be transferred to the new Non-Banking Group under the proposed Restructure, as further described below in Section 1.3.

MBL currently operates under a cap granted by APRA on such exposures, which is greater than the normal regulatory limit, and MBL has committed to seeking a solution that enables it to operate within the normal APRA limit in future.

The Board considers the proposed Restructure to be the most appropriate solution to position the Macquarie Group to continue to pursue growth whilst meeting its obligations to APRA under the banking regulatory framework.

Section 2 contains a more detailed discussion of the benefits, disadvantages and risks of the Restructure, as well as the alternative solutions considered by the Board.

## 1.2 RESTRUCTURE PROPOSAL

The proposed Restructure involves the establishment of a new NOHC, MGL, which will become the ultimate parent of the Macquarie Group and will be listed on ASX. The Macquarie Group will comprise separate Banking and Non-Banking Groups.

- The Banking Group will be held by an intermediate banking holding company ('Banking HoldCo'). Banking HoldCo will own MBL and other Banking Group entities. MBL will continue to be regulated by APRA as an ADI.
- The Non-Banking Group will be held by an intermediate non-banking holding company ('Non-Banking HoldCo'), and will be largely unregulated by APRA (although it will continue to be subject to oversight from other regulators) (see Section 3.7 for more details of the applicable prudential regulation).

**Corporate structure before Restructure**


Shareholders
Macquarie Bank Limited
Banking entities
Non-banking entities

**Corporate structure after Restructure**


Shareholders
Macquarie Group Limited
Banking Group
Non-Banking Group
Banking holding company
Non-banking holding company
Macquarie Bank Limited
Non-banking entities
Banking entities

Implementation of the Restructure in full will involve certain entities, assets and contracts being transferred over a period of time following the Meetings.

### a) NOHC Restructure Legislation

The Parliament of the Commonwealth of Australia has made amendments to the *Financial Sector (Business Transfer and Group Restructure) Act 1999* ('NOHC Restructure Legislation') to facilitate the adoption of a NOHC structure by financial groups that currently have an ADI as the ultimate holding company. The amendments provide the Treasurer with the power to grant ADIs (such as MBL) relief from specific impediments under the Corporations Act. MBL has applied to the Treasurer for a restructure approval, relevant relief under the NOHC Restructure Legislation and approval of the Restructure for all other relevant purposes. The Restructure is conditional on the Treasurer's approval being obtained and will not proceed if the approval is not obtained. MBL expects to receive the Treasurer's approval before the date of the Meetings. APRA has reviewed and approved the authorisation of a NOHC as the head entity of the Macquarie Group.

The appropriate regulatory framework for financial conglomerates, including those headed by regulated banks or ADIs, has been the subject of discussion and legislative and regulatory activity in Australia for more than 10 years. In March 1997, the Financial System Inquiry (Wallis Review) found that the NOHC structure was the preferred corporate form for financial conglomerates. It recommended that the NOHC structure be permitted for financial conglomerates provided those conglomerates meet a number of prudential requirements, including requirements in the areas of capital, adequacy of firewalls and governance. The Wallis Review considered that the NOHC structure best addressed the issue of quarantining assets and liabilities of the various entities in a financial conglomerate through legal separation.

This led to changes to the Banking Act which permitted a NOHC to be the parent entity of an Australian ADI. Until now, Australian banks have not restructured their groups under a NOHC, partly because of certain adverse tax and accounting consequences for the group and its securityholders. The NOHC Restructure Legislation, described above, seeks to address these concerns and facilitate the adoption of NOHC structures by ADIs.

See Section 9.7 for more details about the NOHC Restructure Legislation.

## 1.3 WHAT WILL HAPPEN UNDER THE RESTRUCTURE?

### a) Share Scheme and Option Scheme

Under two Court approved schemes of arrangement, MGL will become the head entity of the Macquarie Group. Shareholders will receive MGL Shares in exchange for their MBL Shares on a one-for-one basis (with the exception of Ineligible Foreign Shareholders). Optionholders will receive MGL Options in exchange for their MBL Options on a one-for-one basis.

### b) Separate Banking and Non-Banking Groups

Following the Restructure, the Macquarie Group will have two separate sub-groups beneath the NOHC (MGL), a Banking Group and a Non-Banking Group. Initially, Macquarie's business activities will be divided between the Banking and Non-Banking Groups as depicted below.

**Current operational structure**


Macquarie Bank Limited
Group-wide services
Risk Management
Financial Operations
Company Secretarial
Corporate Communications
Human Resources
Information Technology
Taxation
Business Services
Treasury
Business Improvement & Strategy
Settlements
Investor Relations
Banking and Securitisation Group
Equity Markets Group
Financial Services Group
Funds Management Group
Real Estate Group
Treasury and Commodities Group
Investment Banking Group

**Proposed initial operational structure following Restructure**


Macquarie Group Limited
Group-wide services
Risk Management
Financial Operations
Company Secretarial
Corporate Communications
Human Resources
Information Technology
Markets Operations
Taxation
Business Services
Treasury
Business Improvement & Strategy
Settlements
Investor Relations
Banking Group
Banking and Securitisation Group
Funds Management Group
Equity Markets Group
Real Estate Group
Financial Services Group
Treasury and Commodities Group
Non-Banking Group
Investment Banking Group
Certain activities from:
Divisions
Corporate Finance
Financial Products
Macquarie Capital Finance
Macquarie Securities
Investment Banking Funds
– Equity Markets Group[1]
– Treasury and Commodities Group[2]

Notes:

[1] Offshore-focused trading, introduction, arranging, structuring and related services for equity, equity derivative and related products

[2] US-based broker dealer activities, Asian futures execution and clearing, and Asian origination of treasury and commodity transactions

Under the Restructure, IBG will initially form most of the Non-Banking Group. Certain assets from the Financial Products and Macquarie Capital Finance divisions within IBG will remain in the Banking Group as it is considered impractical to move them to the Non-Banking Group. Following the Restructure, these existing assets will be managed in run-off, and new Financial Products and Macquarie Capital Finance business is expected to be written mainly in the Non-Banking Group. IBG is being transferred initially as it is the business group that contains most of the Macquarie Group's activities that are classified as non-ELE by APRA.

The initial composition of the Banking and Non-Banking Groups reflects the Board's strong desire to achieve the Restructure objectives while minimising the potential disruptive effects on the Macquarie Group's proven business model, culture, senior management team and business approach. This principle has resulted in keeping, where possible, the business groups of the Macquarie Group intact under the proposed Restructure.

As a result, the Banking Group will initially continue to have certain manageable non-ELE exposures following the Restructure.

Certain activities from EMG and TCG will also transfer to the Non-Banking Group as they are generally undertaken within regulated entities that will form part of the Non-Banking Group. This is also intended to minimise business disruption.

Following the Restructure, Macquarie will continue to monitor and review the appropriateness of the initial composition of the Banking and Non-Banking Groups, and may make changes in light of factors including business growth, regulatory considerations, market developments and counterparty considerations.

Overall, Macquarie's underlying business activities will remain substantially unchanged by the Restructure. IBG, being part of the Non-Banking Group, will be renamed following the Restructure. This name change is to comply with APRA's banking regulations that only permit ADIs to use the word 'banking' in a business name.

Section 3 contains more details about the Macquarie Group following the Restructure, including MGL, the Banking Group and the Non-Banking Group.

## c) Governance

**Current governance structure**

**Macquarie Bank Limited**

**Board**

David S Clarke (Non-Executive Chairman)
Allan E Moss (Managing Director)
Laurence G Cox
Peter M Kirby[1]
Catherine B Livingstone[1]
H Kevin McCann[1]
John R Niland[1]
Helen M Nugent[1]
Peter H Warne[1]

**Executive Committee**

Allan E Moss
Andrew J Downe
Greg C Ward
Kim Burke
Michael Carapiet
Nicholas W Moore
Nick R Minogue
Peter J Maher
W Richard Sheppard

**Operations**

[1]Independent non-executive director

**Proposed governance structure following Restructure**


Macquarie Group Limited
Board
David S Clarke (Non-Executive Chairman)
Allan E Moss (Managing Director)
Laurence G Cox
Peter M Kirby[1]
Catherine B Livingstone[1]
H Kevin McCann[1]
John R Niland[1]
Helen M Nugent[1]
Peter H Warne[1]
Executive Committee
Allan E Moss
Andrew J Downe
Greg C Ward
Kim Burke
Michael Carapiet
Nicholas W Moore
Nick R Minogue
Peter J Maher
W Richard Sheppard
Banking HoldCo
Non-Banking HoldCo
Macquarie Bank Limited
Operations
Board
David S Clarke (NEC)
W Richard Sheppard (MD)
Allan E Moss
Laurence G Cox
Peter M Kirby[1]
Catherine B Livingstone[1]
H Kevin McCann[1]
John R Niland[1]
Helen M Nugent[1]
Peter H Warne[1]
Executive Committee
W Richard Sheppard
Allan E Moss
Andrew J Downe
Greg C Ward
Nick R Minogue
Peter J Maher
Kim Burke
Operations

[1]Independent non-executive director

The people with responsibility for the overall governance and management of the Macquarie Group will remain the same following the Restructure. The composition of the MGL Board and Executive Committee will be identical to the current membership of the MBL Board and Executive Committee and will have carriage of the same issues.

Following the Restructure, MBL will have its own governance structure, with a board and executive committee responsible for focusing exclusively on bank-specific issues. MBL will have its own managing director, who will sit on the MBL Board. In all other respects, the composition of the MBL and MGL Boards will be the same.

The chairman of the MBL Board will also be the chairman of the MGL Board. The MBL Executive Committee will comprise members of MGL's Executive Committee, excluding those executives whose primary responsibility relates to businesses within the Non-Banking Group.

As a subsidiary of MGL, MBL will behave in a manner consistent with the overall strategy and risk management framework of the Macquarie Group. However, for any of MGL's decisions in relation to strategy, policies and risk acceptance to apply to MBL, they must first be endorsed by the MBL Board as prudent for an ADI. The MBL Board will ultimately be responsible for the sound and prudent management of MBL, with due consideration given to the interests of depositholders.

Macquarie's existing risk management framework will continue to apply to the whole group following the Restructure.

### d) MBL Capital Reduction

The Restructure involves MBL making a Capital Reduction. This will occur after the implementation of the Schemes when MBL is a wholly owned subsidiary of MGL. MBL will reduce its capital by A$3 billion. The funds received by MGL from the Capital Reduction will be used to strengthen the capital base of MGL and finance the acquisition of assets and businesses from MBL by the Non-Banking Group. The Capital Reduction does not involve a return of capital or other payment to investors.

### e) Debt refinancing strategy

Under the Restructure, MGL will be required to finance the initial transfer of the non-banking assets and businesses from MBL to the Non-Banking Group. The initial financing of MGL will be achieved through a combination of external credit facilities and funding from MBL (including the Capital Reduction). Following the Restructure, on an ongoing basis, MGL will fund the growth of the Non-Banking Group as well as some of the non-ELE businesses that will remain within the Banking Group. MBL will continue to be funded along similar lines to its existing practices.

Macquarie has established a Restructure financing plan to meet the initial and expected ongoing funding requirements of the overall group.

Macquarie has received binding commitments from a group of major international and Australian financial institutions to underwrite a multi-currency, syndicated senior unsecured credit facility for MGL of A$8 billion ('Bank Facility').

MBL will provide a A$10 billion two-year committed senior bridge facility ('Bridge Facility') to MGL. This is to provide transitional funding while MGL's capital markets issuance programme is being established. This Bridge Facility will be refinanced via issuance in all significant global capital markets.

(Further information on Macquarie's debt financing strategy is in Section 3.6.)

### f) Impact on credit rating

The provisional ratings advised by the rating agencies are based on an understanding of the likely framework in which MGL and the Macquarie Group will operate. To the extent that this framework alters materially prior to implementation, this could affect the final rating outcomes. The provisional ratings of the relevant entities within Macquarie Group following the Restructure have been advised by the Rating Agencies (S&P, Moody's and Fitch) as follows:

Credit ratings

| Entities | Current: Short-term ratings S&P/Moody's/Fitch | Current: Long-term ratings S&P/Moody's/Fitch | Expected following Restructure: Short-term ratings S&P/Moody's/Fitch | Expected following Restructure: Long-term ratings S&P/Moody's/Fitch |
|---|---|---|---|---|
| Macquarie Group Limited | n.a. | n.a. | A2/P1/F1 | A-/A2/A |
| Macquarie Bank Limited | A1/P1/F1 | A/A1/A+ | A1/P1/F1 | A/A1*/A+ |
| Macquarie International Finance Limited (see Section 3.6) | A1/P1/F1 | A-/A2/A | A2/P1/F1 | A-/A2/A |
| Non-Banking HoldCo | n.a. | n.a. | A2/P1/F1 | A-/A2/A |

*Positive rating outlook (Moody's).

Definitive ratings will be applied to the above entities by the Ratings Agencies upon establishment of the restructured Macquarie Group.

(Section 9.15 contains a description of the ratings from S&P, Moody's and Fitch.)

## g) Impact on Macquarie's tax position

There should be no material tax costs for the Macquarie Group globally as a result of the Restructure.

In Australia, a private tax ruling has been obtained from the Australian Taxation Office ('ATO') to confirm that neither MBL nor MGL will be subject to tax as a result of the proposed Restructure being implemented. It also confirms that the MBL tax consolidated group will continue after the Restructure.

The ATO has confirmed that the availability to the Macquarie Group of certain tax attributes – which would otherwise be potentially affected by a change of ownership (such as tax losses, capital losses, unrealised losses and bad debts) – will not be affected by the Restructure.

## h) Dividend policy

The Restructure is not expected to result in any material change to Macquarie's dividend policy.

Following the proposed Restructure, the target annual payout ratio is expected to remain in the range of 50-60% of net earnings. The Board expects future dividends to be fully franked for at least the next two years. Beyond that, the Board expects dividends to be at least 80% franked, subject to the future composition of income.

Macquarie has sought a modification to the requirements of the Corporation Act which preserves MGL's capacity to pay dividends following the Restructure. Section 4 provides more details of this relief.

The amount of franking credits available to the Macquarie Group should be unaffected by the Restructure. It is also expected that the Restructure, of itself, will not have a materially adverse effect on the Macquarie Group's ability to pass franking credits to Shareholders in accordance with MBL's current dividend and franking policy. However, it is possible that this ability may be reduced under certain circumstances until such time as amended accounting rules take effect (see Section 2.4f) for more detail).

## i) Employee and director equity plans

MBL has a number of employee and director equity plans currently in place to assist in attracting, retaining and motivating staff and directors of the Macquarie Group. MGL will establish employee and director equity plans that substantially replicate the terms of current MBL plans (see Section 9.4 for further information).

### j) Hybrid securities

The Macquarie Group's existing hybrid securities, Macquarie Income Securities ('MIS') and Macquarie Income Preferred Securities ('MIPS'), will remain on issue following the Restructure. MBL will remain listed on ASX as a debt listing to support the continued quotation of the MIS. In addition, an MGL 'dividend stopper' will be put in place to prevent MGL from paying dividends to Shareholders if distributions are not paid on the MIS or the MIPS in accordance with their terms. MBL has been subject to similar 'dividend stoppers' since the MIS and MIPS were issued. Certain amendments to the underlying structure for the MIPS will also be made to ensure that a single UK tax group is maintained following the Restructure. See Sections 9.10 and 9.11 for more information on MIS and MIPS.

Holders of MIPS and MIPS Preference Shares are entitled to attend the General Meeting. MIS Holders are entitled to vote on the Capital Reduction Resolution. Holders of MIS and MIPS Preference Shares are not entitled to vote on the Restructure.

## 1.4 FINANCIAL IMPACT OF THE RESTRUCTURE

A pro-forma balance sheet and pro-forma income statement have been prepared to show the impact of the Restructure on the Macquarie Group based on MBL's audited financial statements for the year ended 31 March 2007. The pro-forma financial statements also provide an indicative breakdown of the financial position of the Banking Group and the Non-Banking Group.

The pro-forma financial statements and adjustments are explained in detail in Section 4. The following is a summary.

Indicative pro-forma consolidated balance sheet (summary)

| 31 March 2007 Pro-forma consolidated balance sheet (summary) A$ million | Banking Group | Non-Banking Group | MGL (Parent entity) | Consolidation adjustments | Pro-forma Macquarie Group |
|---|---|---|---|---|---|
| Total assets | 120,288 | 18,394 | 28,029 | (28,036) | 138,675 |
| Total liabilities | 115,914 | 15,242 | 9,154 | (9,154) | 131,156 |
| Equity | 4,374 | 3,152 | 18,875 | (18,882) | 7,519 |

Indicative pro-forma consolidated income statement (summary)

| 31 March 2007 Pro-forma consolidated income statement A$ million | Banking Group | Non-Banking Group | Consolidation adjustments | Pro-forma Macquarie Group |
|---|---|---|---|---|
| Total operating income | 3,276 | 3,885 | (37) | 7,124 |
| Total operating expenses | (2,557) | (2,710) | 37 | (5,230) |
| Net profit before tax | 719 | 1,175 | - | 1,894 |
| Income tax expense | (61) | (305) | - | (366) |
| Net profit after tax | 658 | 870 | - | 1,528 |
| Profit attributable to equityholders | 603 | 868 | - | 1,471 |
| Profit attributable to ordinary equityholders | 572 | 868 | - | 1,440 |

One-off costs associated with the Restructure are expected to total approximately A$27 million after income tax (net of profit share). Ongoing funding costs following the Restructure are expected to increase. Based on the pro-forma income statement for the year ended 31 March 2007, this additional funding cost would have been approximately A$19 million after income tax (net of profit share).

There will also be additional ongoing operating costs associated with the Restructure. These are expected to not be material and amount to less than A$4 million after income tax (net of profit share) per year.

(See Section 2.3 for more details on expected Restructure-related costs.)

## 1.5 APRA REGULATORY CAPITAL

A summary of the APRA regulatory capital requirements for the Macquarie Group is provided below. Section 3.7 contains a more detailed description.

### a) MGL

MGL will be required to hold adequate capital to cover the risks for the whole Macquarie Group, including the Non-Banking Group. Until APRA's new prudential capital standards for NOHCs come into effect (expected to be 2009 at the earliest), Macquarie and APRA have agreed an interim capital adequacy framework for MGL. This interim framework results in no significant change to Macquarie's regulatory capital requirements from those currently prevailing.

(Appendix D contains a copy of the APRA NOHC Authority which describes the interim prudential framework, including the capital adequacy framework.)

### b) Banking Group

The Banking Group will continue to be subject to APRA's banking capital requirements. It will maintain capital ratios in excess of APRA minimum requirements.

### c) Non-Banking Group

The Non-Banking Group's risks, and the capital required to cover those risks, will be determined using Macquarie's Economic Capital Model. This capital will be held at the overall group level by MGL.

(Section 3.7 contains a description of the Economic Capital Model.)

### d) Regulatory capital reporting

The Macquarie Group will continue to report its regulatory capital ratios to APRA following the Restructure. At present, these ratios reflect MBL's position as the head entity of the Macquarie Group, and therefore show the group's consolidated regulatory position.

Following the Restructure, the Banking Group's capital ratios will reflect the smaller consolidated group of entities held by Banking HoldCo, including MBL.

Based on the pro-forma financial information for the year ended 31 March 2007, the Banking Group's regulatory capital ratios as if the Restructure were in place on that date would have been as follows:

- Tier 1: 9.7%
- Total capital: 15.2%

(Further information on the measurement of regulatory capital and 'Tier 1' capital is in Section 7.2 of the Independent Expert's Report under the heading 'Capital adequacy and prudential regulation'.)

After 31 March 2007, equity transactions which have occurred include the May 2007 placement and share purchase plan of approximately A$829 million. These have not been included in the above ratios.

Following the Restructure, MGL will separately be required by APRA to report regulatory capital for the group under the interim capital adequacy framework.

## 1.6 SUMMARY OF THE EFFECT OF THE RESTRUCTURE ON SHAREHOLDERS / OPTIONHOLDERS / CREDITORS / DEPOSITHOLDERS

Shareholders (other than Ineligible Foreign Shareholders) will receive one MGL Share for each MBL Share they hold at the Record Date. Ineligible Foreign Shareholders will have their MGL Shares sold and will receive the proceeds (see Section 1.7 below).

Optionholders will receive one MGL Option for each MBL Option they hold at the Record Date.

It is considered that the Restructure will not have a material adverse impact on the creditors and depositholders of MBL.

The Directors believe that the Capital Reduction is fair and reasonable to MBL shareholders as a whole and does not materially prejudice MBL's ability to pay its creditors.

### a) Australian Tax File Number ('TFN') or Australian Business Number ('ABN')

Governing legislation does not automatically transfer Australian Tax File Number ('TFN') or Australian Business Number ('ABN') (as appropriate) quotation by MBL Shareholders to MGL. MBL is therefore seeking appropriate administrative approvals to provide MGL with the TFN or ABN notification or details of any exemptions pertaining to MBL shareholders. If approval is not received, MGL will give Shareholders the opportunity to provide MGL with a TFN or ABN notification or details of the relevant exemption.

### b) Compensation for Optionholders

If the Restructure proceeds and an Optionholder suffers a tax detriment as a direct consequence of the Option Scheme, that Optionholder will receive, under the terms of the Option Scheme, compensation for permanent losses and a loan for timing differences. Any compensation is expected to be confined to a small number of Optionholders. In aggregate, the associated costs are not expected to be material.

See Section 2.3 for more details on expected costs.

## 1.7 TREATMENT OF INELIGIBLE FOREIGN SHAREHOLDERS

Restrictions in certain foreign countries make it impractical or unlawful to offer or receive MGL Shares in those countries. Accordingly, certain foreign shareholders are ineligible to participate in the Share Scheme. An Ineligible Foreign Shareholder is any Shareholder who on the Record Date has a registered address outside Australia unless MBL is satisfied that MGL is not precluded from lawfully issuing MGL Shares to them.

Based on the information available to MBL as at the date of this Explanatory Memorandum, MBL expects that Shareholders with registered addresses in the following countries will be able to participate in the Share Scheme. (This list is subject to change without notice and no assurance can be given that Shareholders in any of these jurisdictions will be able to participate in the Share Scheme.)

Shareholders with registered addresses in the following countries are expected to be able to participate in the Share Scheme:

- Austria
- Brazil
- Canada
- China
- France
- Germany
- Hong Kong
- India
- Ireland
- Italy
- Japan
- Korea
- Malaysia
- The Netherlands
- New Zealand
- The Phillippines
- Singapore
- Spain
- Switzerland
- Taiwan
- Thailand
- United Arab Emirates
- United Kingdom
- United States of America

Under the Foreign Sale Facility, MBL Shares held by Ineligible Foreign Shareholders will be transferred to the Sale Facility Agent which will participate in the Share Scheme in respect of these MBL Shares. The Sale Facility Agent will subsequently sell the MGL Shares received by it under the Share Scheme and distribute the proceeds to Ineligible Foreign Shareholders.

For further details, see Section 9.12.

## 1.8 APPROVALS REQUIRED

For the Restructure to proceed, each of the Share Scheme and the Option Scheme must be approved by:

- Shareholders
  - the Share Scheme must be approved at the Share Scheme Meeting by a majority in number of Shareholders voting (either in person or by proxy), and by at least 75% of the votes cast on the Share Scheme Resolution; and
  - the Capital Reduction must be approved at the General Meeting a majority of the votes cast on the Capital Reduction Resolution;
- Optionholders – the Option Scheme must be approved at the Option Scheme Meeting by a majority in number of Optionholders voting (either in person or by proxy), representing at least 75% of the value of the MBL Options for which votes are cast on the Option Scheme Resolution;
- the Court.

MIS Holders are entitled to vote on the Capital Reduction Resolution. The Share Scheme and Option Scheme do not require the approval of MIS Holders.

The Restructure does not require the approval of MIPS Holders.

## 1.9 INDEPENDENT EXPERT'S REPORT

The Independent Expert's Report (prepared by KPMG) provides an assessment of the Restructure. The conclusion reached by the Independent Expert is that:

- the Restructure is in the best interests of MBL shareholders and is in the best interests of Optionholders; and
- the Capital Reduction is fair and reasonable to MBL shareholders as a whole, and does not materially prejudice the company's ability to pay its creditors.

The Independent Expert's Report is in Section 6.

## 1.10 DIRECTORS' RECOMMENDATIONS AND VOTING INTENTIONS

The Directors of MBL consider that the Restructure is in the best interests of Shareholders and Optionholders, having regard to the Independent Expert's Report (see Section 6) and the potential benefits, disadvantages and risks of the Restructure (see Section 2). Each Director recommends that Shareholders and Optionholders vote in favour of the Share Scheme Resolution, the Capital Reduction Resolution and the Option Scheme Resolution.

Each Director who holds MBL Shares or MBL Options intends to vote in favour of the Restructure.

This page has been left intentionally blank.


2

# BENEFITS, DISADVANTAGES AND RISKS

# 2 BENEFITS, DISADVANTAGES AND RISKS

## 2.1 INTRODUCTION

This Section sets out relevant considerations for holders of MBL securities regarding:

- benefits of the Restructure;
- disadvantages of the Restructure;
- risks associated with the Restructure;
- implications of the Restructure not proceeding; and
- alternatives considered by the Board.

## 2.2 POTENTIAL BENEFITS OF THE RESTRUCTURE

### a) Assists Macquarie in continuing to pursue the strategies that have been delivering strong growth and diversification

The NOHC structure is expected to provide more strategic and operational flexibility than MBL's current structure. The NOHC structure will allow the Macquarie Group to adapt or change more readily in response to developments in its business activities, the regulatory environment and markets. This will assist in ensuring that Macquarie's overall corporate and operational structures continue to facilitate the achievement of its strategic objectives. Another important aspect is the better alignment of Macquarie's diverse activities with APRA's regulations as described in Section 2.2b).

The proposed new structure of Macquarie is consistent with the findings and recommendations of the 1997 Wallis Review in relation to financial conglomerates. NOHC structures are facilitated by the Banking Act and the NOHC Restructure Legislation. The proposed Restructure is in accordance with the requirements of the Banking Act and the NOHC Restructure Legislation.

NOHC structures are relatively common among major banking and financial services groups in Europe and USA. They typically have a holding company which in turn has a number of subsidiaries undertaking various activities, some or all of which may be subject to various levels of prudential regulation. Variations exist depending on, among other things, geographic location, regulatory frameworks and an institution's own history and business activities.

Globally, a significant number of major financial institutions utilise the NOHC structure, including Citigroup, JPMorgan Chase, Barclays, HSBC and HBOS, some of which Macquarie considers its peers and competitors in various market segments in Australia and internationally.

### b) More appropriately aligns Macquarie's business activities with APRA's regulatory framework

Under its current corporate structure, MBL, the parent entity of the Macquarie Group, is a licensed Australian bank. All of its activities are therefore regulated as banking activities by APRA. However, not all of the Macquarie Group's activities are traditional banking in nature and are not always readily accommodated within APRA's existing banking regulations.

Following the Restructure, the separation of the Macquarie Group's diverse business activities into Banking and Non-Banking Groups will more appropriately align the group's activities with APRA's prudential regulatory framework.

Many of those activities which would in the future have been constrained by APRA's banking rules will be located within the Non-Banking Group, which will be largely unregulated by APRA (although it will remain subject to the requirements of other regulators). Those activities that require a banking licence will continue to operate within the Banking Group, which will be subject to APRA's banking regulatory framework.

The key principles of Macquarie's existing risk management framework will continue to apply to the entire Macquarie Group following the Restructure.

See Section 3.7 for more about the APRA regulation applicable to MGL, the Banking Group and the Non-Banking Group.

### c) Maintains Macquarie's proven business model, culture, senior management team and business approach

Macquarie's track record of success and growth has been driven in large part by its business model, culture, senior management team and business approach. The Board considers that these elements are critical to the ongoing execution of the Macquarie Group's strategy. In determining the final Restructure proposal, including the separation of businesses into the Banking and Non-Banking Groups, a key priority for consideration by the Board was to minimise the disruptive effects on the factors that have been essential to Macquarie's success.

## 2.3 POTENTIAL DISADVANTAGES OF THE RESTRUCTURE

### a) One-off costs associated with the Restructure

There will be one-off costs incurred by the Macquarie Group due to the proposed Restructure, although in aggregate these costs are not considered to be material. Most of these costs will be incurred in the financial year ended 31 March 2008.

The one-off costs as a result of the Restructure are expected to comprise the following major items: legal fees, capital gains tax on offshore restructures, stamp duty and compensation to Optionholders due to adverse tax consequences. Total one-off costs are estimated to be approximately A$27 million after income tax (net of profit share).

### b) Additional ongoing costs associated with the Restructure

There will be additional ongoing costs incurred by the Macquarie Group due to the proposed Restructure, although in aggregate these costs are not considered to be material.

These additional costs will largely comprise the additional debt funding cost incurred by MGL (inclusive of debt arrangement fees which are amortised over the term of the debt). This higher funding cost is due to MGL's expected lower credit rating, as compared to MBL's current rating; MGL not being an ADI (although still an APRA-regulated entity); and the longer term nature of MGL's borrowings. Based on the pro-forma financial position at 31 March 2007, the additional debt funding cost is estimated to be approximately A$19 million after income tax (net of profit share). See Section 4 for financial impact.

Other additional ongoing costs relate to incremental resources required to administer the new NOHC structure and its separate Banking and Non-Banking Groups. For example, additional compliance requirements, management of funding arrangements, and management of governance arrangements between MGL, the Banking Group and the Non-Banking Group. In aggregate, these additional operating costs are estimated to be no greater than A$4 million after income tax (net of profit share) per year.

### c) Delay of the 2007/2008 interim dividend by approximately 6 weeks

Under Australian tax law, in order for Shareholders to be entitled to franking credits, they must satisfy the '45 day rule' in relation to their new holding of MGL Shares. This rule generally requires Shareholders to hold their MGL Shares 'at risk' for at least 45 days in a qualifying period. The qualifying period commences on the day after the Implementation Date and ends 45 days after MGL Shares become ex-dividend. The period in which MBL Shares are held by Shareholders leading up to the Implementation Date does not count towards satisfying the '45 day rule'. So as to provide a greater opportunity for Shareholders to satisfy this rule in respect of their MGL Shares prior to the payment of Macquarie's 2007/8 interim dividend, it is proposed to defer the payment of that dividend until late January.

There is an exemption from the '45 day' rule for individuals whose total franking offsets for a year do not exceed A$5,000.

## 2.4 RISKS OF THE RESTRUCTURE

### a) Risk profile of the Macquarie Group

If the Restructure is approved, Shareholders and Optionholders will exchange their existing shares and options in MBL, a company that is regulated as a bank, for shares and options in MGL.

Some investors and/or market observers may consider the risk profile of the Macquarie Group will increase as a result of the Restructure because of the expected lower credit ratings of MGL and Non-Banking HoldCo as compared to MBL and the less intense level of APRA regulation that will apply to MGL and the Non-Banking Group (although the Banking Group will continue to be subject to the full range of APRA banking regulations).

The Board does not consider the overall group's risk profile will change as a result of the Restructure. This is primarily because the underlying businesses will remain largely unchanged and MGL's Board and senior management will remain the same as MBL currently, and they will continue to apply the existing strategy and risk management framework as MBL currently. As a result, MBL does not anticipate that the Restructure will affect the decisions that are made about the conduct of the underlying businesses. Details of Macquarie's risk management framework are in Section 3.2b).

### b) APRA's final prudential standards for the supervision of NOHCs that own banks may differ from Macquarie's current expectations

APRA is currently developing the prudential standards that will apply to NOHCs. Drafts of these are not expected to be available for industry consultation before early 2009. Macquarie has undertaken extensive discussion with APRA as part of the proposed Restructure, and the authorisation of MGL as a NOHC has been approved by APRA. However, there is a risk that APRA's final regulatory framework for NOHCs and the regulation of MGL will differ from Macquarie's current expectations. This may have negative consequences for Macquarie and/or may require further changes to its structure.

### c) Incidental changes to Macquarie's operating model necessary as a result of the Restructure may not operate as expected

The Restructure will result in certain changes to Macquarie's existing operating model. Macquarie considers that these changes, which include a new governance layer for the Banking Group and service arrangements between the Banking and Non-Banking Groups, can be implemented and managed appropriately following the Restructure. However, it is possible that unexpected business, market and/or regulatory factors may result in these operating model changes not functioning as expected and further changes may be required.

### d) Refinancing of the Bridge Facility under the funding plan

An important component of the proposed funding plan is the refinancing by MGL of the Bridge Facility provided by MBL (see Section 3.6). This refinancing will take place through issuance in global debt capital markets over a period of up to 24 months. However, further unexpected market developments may adversely impact the strategy, timing and/or cost of such issuance. Macquarie will seek to mitigate this risk through the establishment of a diversified funding platform. This is designed to provide access to multiple markets and funding products to reduce MGL's reliance on any single source of funding.

### e) Implementation of the Restructure may not occur as planned

The implementation of the Restructure in full will involve a significant number of steps, and unexpected developments may arise which affect the timing and/or completeness of the implementation. In particular, certain entities, assets and contracts are planned for transfer over a period of time following the Meetings. These will require the consent of various third parties, and there is a risk that certain of these consents may not be forthcoming, which may adversely impact the timing and/or completion of the Restructure. Macquarie has sought to mitigate this risk by engaging with third parties at an appropriate time leading up to the Meetings. Other implementation risks include offshore regulatory approvals not being forthcoming or timely, and the triggering of unexpected liabilities.

### f) Certain circumstances in the future may reduce Macquarie's capacity to frank dividends

Following the Restructure, in any financial year where MGL records profits, it can pay dividends from those profits and they can be franked. MGL will not have to rely on any relief or modifications obtained in relation to the Restructure.

In connection with the Restructure, Corporations Act modifications sought from the Treasurer will enable MGL to preserve its capacity to pay dividends. Further, relevant tax rulings obtained by MBL will enable MGL to frank dividends out of pre-Restructure retained earnings and most pre-Restructure reserves. However, certain circumstances may reduce MGL's ability to frank dividends. These are:

- if an impairment loss occurs (where the investment carrying amount exceeds the present value of estimated future cashflows); or
- where profits arise from the disposal of assets of MBL or its subsidiaries which were carried at less than fair value in their accounts at the time of the Restructure.

In these circumstances, the Corporations Act modification will allow MGL to pay dividends out of capital so its dividend paying capacity would be unaffected. However, MGL's franking capacity would be limited to pre-Restructure profits recognised in the accounts of MBL or its subsidiaries at the date of the Restructure or MGL's undistributed accounting profits. If the Restructure had taken place at 31 March 2007, the recognised profits for this purpose would have been A$2.3 billion (after adjusting for the 2006/2007 final dividend).

In the medium term, this issue is expected to be addressed through possible changes in relevant accounting standards (see Section 4.1).

### g) Draft ATO class ruling received but not yet finalised

MBL has received a draft class ruling from the ATO which confirms the Australian income tax consequences of the Share Scheme for certain Australian resident Shareholders who did not acquire their MBL Shares under an employee or director share plan. The class ruling is expected to be published in the Commonwealth Gazette prior to the Share Scheme Meeting. Whilst MBL does not expect that there will be any material changes to the draft class ruling before it is finalised, the draft is subject to a final ATO review and cannot be relied upon until it is published by the ATO and notified in the Commonwealth Gazette.

## 2.5 IMPLICATIONS OF THE RESTRUCTURE NOT PROCEEDING

### a) Macquarie will pursue an alternative solution, albeit one that may be less effective than the proposed Restructure

If the Restructure does not proceed, Macquarie will pursue an alternative solution to ensure that it will be able to continue pursuing its growth strategies as well as comply with its obligations to APRA. The alternative solution pursued will likely be one or a combination of those options previously considered by the Board. These are further discussed in Section 2.6 below. Each were considered by the Board to be less effective and/or timely for the Macquarie Group than the proposed Restructure, having regard to the relative benefits, disadvantages and risks. MBL may be required to seek securityholder approval of any such alternative solution, depending on which alternative was adopted and the structure chosen.

### b) Constraints on Macquarie's strategy and growth

If the Restructure does not proceed and an alternative less effective solution has to be pursued, the Macquarie Group's ability to continue executing those strategies that have produced its recent strong growth will likely be adversely affected. This may be due to constraints that require the reduction or discontinuation of certain business activities, and hence adversely affect growth.

### c) Macquarie may operate at a competitive disadvantage to peers globally

If the Restructure does not proceed and an alternative less effective solution has to be pursued, Macquarie may become less competitive against its peers. A less effective solution may impose significant constraints on the Macquarie Group's international and non-banking activities and their growth. For example, Macquarie may have to reduce or discontinue certain activities or not pursue certain business opportunities. Consequently, Macquarie may be less able to execute its strategies, and hence less able to compete effectively against peers who do not face similar constraints.

### d) Less strategic and operational flexibility to adapt to developments in business activities, markets and regulatory environments

If the Restructure does not proceed and an alternative less effective solution has to be pursued, the resulting corporate structure may offer less flexibility than the proposed NOHC structure.

## 2.6 ALTERNATIVES CONSIDERED BY MACQUARIE'S BOARD

The Board has considered all of the alternatives it believes to be available to the Macquarie Group to ensure that it can continue to pursue the strategies which have produced its strong growth and diversification, whilst at the same time meet its obligations to APRA.

The primary alternatives to the proposed Restructure are summarised below. The relative disadvantages are noted beneath each of the alternatives:

- Sell and/or discontinue certain business activities, mainly in non-banking areas
  - stops the pursuit of potentially profitable growth opportunities
  - disrupts the proven business model, culture, management structure and business approach.

- Sell and/or discontinue certain banking activities and relinquish Australian banking licence
  - stops the pursuit of potentially profitable growth opportunities
  - disrupts the proven business model, culture, management structure and business approach.
- Enlarge existing funding structures and arrangements that currently support growth in activities which contribute to non-ELE exposures
  - current corporate structure provides less strategic and operational flexibility, including capacity to grow.

In addition, the Board has given some consideration to relocating Macquarie's head office outside Australia with a view to being regulated under a different prudential regime. This is regarded as being less feasible compared to the proposed Restructure due to a number of factors, including Macquarie being a majority Australian owned financial institution, the cost and complexity involved and Australia being the group's single largest market.


3

# MACQUARIE GROUP AFTER THE RESTRUCTURE

# 3 MACQUARIE GROUP AFTER THE RESTRUCTURE

## 3.1 MACQUARIE GROUP

### a) Overview of entities and operations

Following the Restructure, the non-operating holding company, MGL, will be the ultimate parent entity of MBL's existing businesses, assets and legal entities, which will be divided into two separate groups:

- the Banking Group (which will contain the ADI, MBL); and
- the Non-Banking Group.

As illustrated below, the Banking Group will have Banking HoldCo as its parent. Banking HoldCo will own MBL and the other Banking Group entities. The Non-Banking Group will have Non-Banking HoldCo as its parent. It will own the various subsidiaries forming the Non-Banking Group. There will also be a service company beneath MGL which will provide group-wide services to the Banking and Non-Banking Groups, such as risk management, financial operations, tax, human resources, company secretarial, business services and information technology.

In relation to employees, generally:

- Banking Group staff will be employed by Banking Group entities;
- Non-Banking Group and group-wide services staff in Australia will be transferred to the group-wide service company; and
- Non-Banking Group and group-wide services staff offshore will be transferred to offshore Non-Banking Group entities.

Certain offshore Macquarie employees will be required by local regulations to be employed by specific local entities.

**Corporate structure following Restructure**



Shareholders
Macquarie Group Limited
Banking Group
Non-Banking Group
Banking HoldCo
Non-Banking HoldCo
Group-wide service company
Macquarie Bank Limited
Non-banking entities
Banking entities

The initial composition of business activities of the Banking and Non-Banking Groups reflects the Board's desire to achieve the Restructure objectives while minimising the potential disruptive effects on the Macquarie Group's proven business model, culture, management structure and business approach. This principle has resulted in keeping, where possible, the business groups of the Macquarie Group intact under the proposed Restructure.

Most of IBG will be initially transferred to the Non-Banking Group as it is the main contributor of non-ELE exposures, as described in Section 1.1. Therefore, following the Restructure, the Banking Group will continue to have non-ELE exposures. These exposures will be within the normal regulatory limit.

In order to minimise business disruption, certain activities of EMG and TCG will also be transferred to the Non-Banking Group as they are generally undertaken within regulated entities that will form part of the Non-Banking Group. Certain IBG assets will initially remain in the Banking Group because it is considered impractical to transfer these to the Non-Banking Group.

The initial composition of the Banking and Non-Banking Groups following the Restructure is shown below.

**Macquarie Group governance and operations following Restructure**


Macquarie Group Limited
Board
Executive Committee
Group-wide services
Risk Management
Financial Operations
Company Secretarial
Corporate Communications
Human Resources
Information Technology
Markets Operations
Taxation
Business Services
Treasury
Business Improvement & Strategy
Settlements
Investor Relations
Banking Group
Banking HoldCo
Macquarie Bank Limited
Board
Executive Committee
Banking and Securitisation Group
Funds Management Group
Equity Markets Group
Real Estate Group
Financial Services Group
Treasury and Commodities Group
Non-Banking Group
Non-Banking HoldCo
Investment Banking Group
Certain activities from:
– Equity Markets Group¹
– Treasury and Commodities Group²
Divisions
Corporate Finance
Financial Products
Macquarie Capital Finance
Macquarie Securities
Investment Banking Funds

**Notes:**

[1]Offshore-focused trading, introduction, arranging, structuring and related services for equity, equity derivative and related products

[2]US-based broker dealer activities, Asian futures execution and clearing, Asian origination of treasury and commodity transactions

The restructured Macquarie Group will continue to undertake all the activities currently undertaken by MBL and its subsidiaries. The Macquarie Group will continue to operate as a diversified financial services institution, providing a full range of investment, financial market and advisory products and services in Australia, providing investment banking services in Asia, and having a focused presence in other international markets. Senior management and employees will not be materially affected by the Restructure.

The Banking Group and MGL will have corporate governance and policy frameworks that meet APRA's requirements for both ADIs and NOHCs. The Banking Group and the Non-Banking Group will operate as separate sub-groups within the Macquarie Group with clearly identifiable businesses, separate capital requirements and discrete funding programmes. Although the Banking Group and the Non-Banking Group will operate as separate sub-groups, MGL will view both as integral to the Macquarie Group's identity and strategy.

The Banking and Non-Banking Groups will have dealings and interactions with each other. For example:

- MBL will provide the Bridge Facility to MGL;
- the Non-Banking Group may wish to hedge its exposures through swap transactions with the Banking Group;
- certain securities trading activities;
- outsourcing arrangements, such as the Non-Banking Group administering certain deals that for practical reasons will remain in the Banking Group following the Restructure (these are primarily Financial Products and Macquarie Capital Finance assets which will be managed in run-off);
- the delivery of integrated capabilities to Macquarie clients that combine the offerings of businesses within the Non-Banking and Banking Groups; and
- the Non-Banking Group may introduce business to the Banking Group, which will decide whether to accept such opportunities.

These interactions will be related party transactions and will be conducted on arms-length terms and conditions, in accordance with good governance principles and APRA requirements.

Going forward, Macquarie will continue to monitor and review the appropriateness of the Macquarie Group corporate structure and may make changes in light of relevant factors including business growth, regulatory considerations, market developments and counterparty considerations.

## 3.2 MACQUARIE GROUP LIMITED (MGL)

### a) Description of board, management and functions

The governance arrangements at the MGL level will be very similar to those that currently exist for MBL. The composition of the MGL Board and Executive Committee will be identical to the current membership of the MBL Board and Executive Committee and will have carriage of the same issues.

Immediately following the Restructure, the MGL Board and Executive Committee will comprise the following members:

| MGL Board | MGL Executive Committee |
|---|---|
| David S Clarke (Non-Executive Chairman) | Allan E Moss |
| Allan E Moss (Managing Director and Chief Executive Officer) | Kim Burke |
| Laurence G Cox (Executive Director) | Michael Carapiet |
| Peter M Kirby (Independent Non-Executive Director) | Andrew J Downe |
| Catherine B Livingstone (Independent Non-Executive Director) | Peter J Maher |
| H Kevin McCann (Independent Non-Executive Director) | Nick R Minogue |
| John R Niland (Independent Non-Executive Director) | Nicholas W Moore |
| Helen M Nugent (Independent Non-Executive Director) | W Richard Sheppard |
| Peter H Warne (Independent Non-Executive Director) | Greg C Ward |

MGL's activities as a NOHC will be:

- providing ordinary equity and debt funding to Macquarie Group entities;
- obtaining funding (including hybrid and senior unsecured funding) for its own limited activities and the activities of Macquarie Group entities;
- investing surplus funds and managing its own liquidity;
- providing guarantees to group entities as permitted by APRA;
- managing the risks associated with MGL's own funding and lending activities (including hedging of 'own funds' capital);
- holding physical and intellectual property used by Macquarie Group; and
- providing group-wide services.

## b) Interaction between MGL and the Banking and Non-Banking Groups

### Continuation of central risk management

Strong risk management has been key to MBL's success over many years. Where risk is assumed, it is done within a calculated and controlled framework. The existing risk management framework, including control systems, will continue to apply across the Macquarie Group following the Restructure, and will be substantially unchanged.

The Risk Management Group ('RMG') will continue to be responsible for seeking to ensure appropriate assessment and management of risks within the entire Macquarie Group.

The risk management principles followed by the Macquarie Group will continue to be:

- independence – RMG is independent of all other areas of the Macquarie Group, and reports directly to the CEO/Managing Director and the Board. The Head of RMG is a member of MGL's and MBL's Executive Committees. RMG authority is required for all material risk acceptance decisions. RMG identifies, quantifies and assesses all risks and sets prudential limits. Where appropriate, these limits are approved by the relevant Executive Committee and Board;
- centralised risk management – RMG's responsibility covers the whole of the Macquarie Group, meaning it can assess risks from a group-wide perspective and ensure a consistent approach across all areas;

- approval of all new business activities – entities in the Macquarie Group cannot undertake new businesses or activities, offer new products or enter new markets or undertake significant change to existing products or processes without RMG's approval;
- continuous assessment – RMG continually reviews changes in risks brought about by both external developments and internal circumstances; and
- frequent monitoring – centralised systems allow RMG to monitor credit and market risks daily. RMG staff liaise closely with other areas of the Macquarie Group to ensure that, should any limit breaches occur, they are immediately addressed, and escalated as necessary.

RMG comprises divisions covering credit, market, equity, liquidity, regulatory compliance and operational risks. Internal Audit provides independent assurance to senior management and the Board Audit and Compliance Committee on the adequacy and effectiveness of Macquarie's financial and risk management framework.

**Group-wide services**

The following services will be provided on a group-wide basis to both the Banking and Non-Banking Groups:

- risk management;
- financial operations;
- company secretarial;
- corporate communications;
- human resources;
- information services (including information technology);
- taxation;
- business services;
- treasury;
- business improvement and strategy;
- settlements;
- investor relations; and
- markets operations.

The provision of some of these services will be regarded as material outsourcing arrangements for the ADI, MBL, under APRA's outsourcing regulations. They will therefore be subject to certain APRA requirements.

## 3.3 BANKING GROUP

### a) Business overview

Following the Restructure, the Banking Group will initially comprise the following business groups:

- Banking and Securitisation Group ('BSG');
- Equity Markets Group ('EMG') (except for certain activities);
- Financial Services Group ('FSG');
- Funds Management Group ('FMG');

- Real Estate Group ('REG'); and
- Treasury and Commodities Group ('TCG') (except for certain activities).

Upon Restructure, certain activities from EMG and TCG will be transferred to the Non-Banking Group. These activities are described later in this section.

Certain assets of the Financial Products and Macquarie Capital Finance divisions within the Investment Banking Group will remain in the Banking Group because it is considered impractical to transfer these to the Non-Banking Group.

## b) MBL Board, management and personnel

MBL will have its own governance structure, with a Board and Executive Committee responsible for focusing exclusively on bank-specific issues. MBL will have its own Managing Director, who will sit on the MBL Board. In all other respects, the membership of the MBL and MGL Boards will be the same and the Chairman of the MGL Board will also be the Chairman of the MBL Board. MBL's Executive Committee will comprise members of MGL's Executive Committee excluding those executives whose primary responsibility relates to business activities within the Non-Banking Group.

Immediately following the Restructure, the composition of the MBL Board and Executive Committee will be as follows:

| MBL Board | MBL Executive Committee |
|---|---|
| David S Clarke (Non-Executive Chairman) | W Richard Sheppard |
| W Richard Sheppard (MBL Managing Director) | Allan E Moss |
| Allan E Moss (Executive Director) | Kim Burke |
| Laurence G Cox (Executive Director) | Andrew J Downe |
| Peter M Kirby (Independent Non-Executive Director) | Peter J Maher |
| Catherine B Livingstone (Independent Non-Executive Director) | Nick R Minogue |
| H Kevin McCann (Independent Non-Executive Director) | Greg C Ward |
| John R Niland (Independent Non-Executive Director) | |
| Helen M Nugent (Independent Non-Executive Director) | |
| Peter H Warne (Independent Non-Executive Director) | |

As a subsidiary of MGL, MBL will act in a manner consistent with the overall strategy and risk management framework of the Macquarie Group. However, in order for any of MGL's decisions in relation to strategy, policies and risk acceptance to apply to MBL, they must first be endorsed by the MBL Board as prudent for an ADI.

The MBL Board will be ultimately responsible for the sound and prudent management of the ADI, with due consideration for the interests of deposit holders. The MBL Board will retain responsibility for ensuring compliance with APRA's ADI Prudential Standards, including the standards related to managing and controlling the ADI's dealings with related entities.

The interests of MGL and MBL are generally aligned. Nevertheless, there may be circumstances in which conflicts may arise and under which the MBL Board may feel it is unable to act in the best interests of both MGL and MBL. In order to manage any conflicts, processes will be in place to ensure arm's-length decision-making by the boards of MGL and MBL. Where potential conflicts arise, management will ensure that Directors for the relevant Board have sufficient information to manage conflicts appropriately. This may, for instance, be through presentation of evidence of arm's-length terms, procuring an independent valuation or a third-party contractual review.

Macquarie can rely on the experience and professionalism of its Directors in being aware of their obligations to the shareholders of MGL and depositors of MBL, and that a majority of the members on each of the MGL and MBL Boards are classified as independent under the ASX Corporate Governance Council Guidelines.

## c) Banking Group business activities

The business groups that will form the Banking Group are as follows:

**Banking Group operational structure**


Banking Group
Banking and Securitisation Tony Gill
Equity Markets Kim Burke
Financial Services Peter Maher
Funds Management Ben Bruck
Real Estate Stephen Girdis
Treasury and Commodities Andrew Downe

Except for certain EMG and TCG activities.

These business groups overall have experienced strong growth over the last five years. Since 2002, the number of staff has increased by over 75% with a corresponding growth in operating income of more than 260% including the contribution from the sale of investment in Goodman Group ('GMG'), and 230% excluding this contribution. The next chart illustrates this growth in staff and income.

**Growth in combined* staff numbers and operating income (domestic and international)**


3,500
3,000
2,500
2,000
1,500
1,000
500
0
Income (A$m)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Staff
2005
2006
2007
Domestic income
International income
Staff

*Comprises BSG, EMG, FSG, FMG, REG and TCG. Represents total operating income excluding earnings on capital and after directly attributable costs including fee and commission expenses.

The next graph shows the relative contribution of each business in the financial year ended 31 March 2007:

**Contribution to combined* performance by business**



Funds Management 3%
Banking & Securitisation 8%
Financial Services 8%
Real Estate 26%
Equity Markets 22%
Treasury & Commodities 33%


*Overall performance comprises BSG, EMG, FSG, FMG, REG and TCG. Figures are derived from management accounts and should be taken as a guide only to relative contributions to overall performance. The calculation is before income tax and includes certain internal management charges. The calculation excludes earnings on capital, certain corporate costs not recharged to operating Groups and staff profit share.

## Banking and Securitisation Group

The Banking and Securitisation Group ('BSG') was formed in April 2007 when the Banking and Property Group was separated into two groups: Banking and Securitisation and Real Estate. BSG brings together Macquarie's retail lending and banking businesses. The business is active in:

- Mortgages – specialises in residential mortgage origination and funding in Australia, Canada, Italy and the US; and is one of Australia's largest issuers of residential mortgage-backed securities into domestic and international markets.
- Investment Lending – provides a comprehensive range of margin and protected lending products in Australia and New Zealand and at 31 March 2007 was ranked No.1 and No.2 by market share in Australia for protected lending and margin loans respectively.
- Relationship Banking – provides innovative banking services to successful small to medium-sized businesses, professionals and high net worth individuals in Australia, Canada and the UK.
- Consumer Lending – acquired in July 2005. Distributes secured and unsecured personal loans in Australia under multiple brands through retailers, brokers and other intermediaries.
- Card Services – launched Macquarie's first Australian credit card in April 2007. Planning to launch other premium cards and offer a white label partnering capability.

As at 31 March 2007, BSG managed a loan and deposit portfolio in excess of A$36 billion and employed 1,012 staff in six countries.

## Equity Markets Group

The Equity Markets Group ('EMG') undertakes Macquarie's equity derivatives activities and principal trading in global equity markets. EMG utilises its risk management skills to originate equity-based financial solutions and products for retail, wholesale and institutional clients globally. It also operates Macquarie's equity finance and hedge fund operations. EMG has four primary activities:

- Equity Products – offers equity-linked investment, trading and risk management products to wholesale and retail clients in Australia, Asia, Europe, the US and Latin America.
- MQ Specialist Investment Management – manages and delivers a range of single-strategy and multi-strategy funds, funds of hedge funds and structured fund products to retail clients in Australia and institutional clients globally.
- Global Equity Finance – undertakes securities borrowing and lending as well as structured equity financing activities in Australia, Asia, Europe and the US.
- Alternative Strategies – formed in April 2007 in conjunction with Macquarie Securities. Offers equity derivatives, access products and financing predominantly to Macquarie's hedge fund clients.

As at 31 March 2007, EMG employed 516 staff in 10 countries.

Certain EMG activities will be transferred to the Non-Banking Group upon Restructure as these activities are generally undertaken within regulated entities that will form part of the Non-Banking Group. These activities comprise offshore-focused trading, introduction, arranging, structuring and related services for equity, equity derivative and related products. The transfer is intended to minimise business disruption. The financial implications are not considered to be material.

**Financial Services Group**

The Macquarie Financial Services Group ('FSG') is the primary relationship manager for Macquarie's retail client base in Australia, New Zealand and Thailand. FSG distributes financial services through a network of financial advisers and directly to individuals. The business consists of two key Australasian-based divisions:

- Macquarie Adviser Services – manages relationships with external financial intermediaries and provides sales service and product management of in-house and external products including retail superannuation, cash management trust and insurance.
- Macquarie Private Wealth (formerly Macquarie Financial Services) – maintains direct relationships with approximately 242,000 clients and provides a range of services including full-service stockbroking and investment planning, online stockbroking, strategic financial planning, executive wealth management, private banking and private portfolio management.

As at 31 March 2007, FSG had A$70.5 billion in assets under administration, including A$14.1 billion in Cash Management Trust funds under administration, and employed.1,426 staff in three countries.

**Funds Management Group**

The Macquarie Funds Management Group ('FMG') is one of Australia's largest fund managers and provides an innovative range of investment solutions to superannuation funds, corporations, financial advisers, platforms and retail investors in Australia and internationally.

As at 31 March 2007, FMG had funds under management of over A$63 billion and employed 211 staff in six countries.

**Real Estate Group**

The Real Estate Group ('REG') is a diverse, international business with a blend of real estate and financial expertise across a number of locations and products. It offers a range of services including funds management, wholesale equity raising, investment and development finance, development management, property securitisation, asset management, advisory and research. REG consists of two divisions:

- Real Estate Structured Finance – a leading provider of full finance solutions for clients encompassing development finance, acquisition and repositioning, tailored financing and structuring complex transactions, actively participating and investing in joint ventures with clients, and managing and sharing project risk.
- Real Estate Capital - a market leader in real estate management, development and fund management, deal sourcing, advisory, structuring and financing, real estate securitisation and equity capital raising, with businesses located in Australia, Asia, the US, Africa, the Middle East and Europe.

As at 31 March 2007, REG (and associates) managed in excess of A$23.6 billion in real estate fund assets and employed 453 staff in 11 countries.

**Treasury and Commodities Group**

The Treasury and Commodities Group ('TCG') is involved in a broad range of financial markets trading and related activities in a growing number of markets. Globally, the business provides clients with over-the-counter and structured hedging and financing solutions. It is recognised as a leader across a number of markets.

TCG consists of the following divisions:

- Metals and Energy Capital – offers price-making, derivative trading and financing in base and precious metals and other selected commodities as well as financing to the oil and gas sector.
- Foreign Exchange – provides services across all currency pairs and structured term hedging currency solutions for Australian and international clients.
- Debt Markets – originates, arranges and places debt for clients and is active in primary and secondary trading markets for government, inflation-linked, corporate, global and asset-backed securities.
- Energy Markets – operates in North America, UK, Europe, Asia and Australia, providing risk management, financing and selected physical commodity solutions to a broad customer base across the energy sector.
- Agricultural Commodities and Investor Products - provides tailored risk management, structured finance commodity index and selected physical commodity solutions to a global client base across the agricultural industry.
- Treasury – responsible for the management of the Macquarie Group's balance sheet, liquidity and interest rate exposure.
- Futures - provides a full range of broking and clearing services for Australian and international exchange traded derivatives markets.

As at 31 March 2007, TCG employed 570 staff in 12 countries.

Certain TCG activities will be transferred to the Non-Banking Group upon Restructure as they are generally undertaken within regulated entities that will form part of the Non-Banking Group. These are US-based broker dealer activities, including activities in debt, investor and structured products and structured financing; Asian futures execution and clearing; and Asian origination of treasury and commodity transactions. The transfer is intended to minimise business disruption. The financial implications are not considered to be material.

## 3.4 NON-BANKING GROUP

### a) Business overview

The Non-Banking Group will initially comprise most of the Investment Banking Group ('IBG') plus certain EMG and TCG activities.

IBG

IBG brings together the Macquarie Group's wholesale structuring, advisory, underwriting, stockbroking and specialised funds management capabilities. IBG's structure also combines financial products and leasing expertise with traditional investment banking activities, which is intended to enable the overall business to maximise the potential of opportunities.

The divisions within IBG are:

- Corporate Finance – comprising advisory, equity capital markets, project finance, debt services, principal activities, and certain specialist funds management activities through a separate business called Investment Banking Funds ('IBF');
- Macquarie Securities;
- Financial Products; and
- Macquarie Capital Finance.

As at 31 March 2007, IBG employed more than 2,970 staff in 24 countries, most of whom were based in overseas offices.

A portion of the Financial Products and Macquarie Capital Finance assets that currently sit within IBG will remain in the Banking Group because it is considered impractical to transfer these to the Non-Banking Group.

EMG and TCG activities

Certain EMG and TCG activities will be transferred to the Non-Banking Group upon Restructure, as described in Section 3.3. The financial implications are not considered to be material.

### b) IBG business activities

IBG's operational structure, including the division heads, is as follows:


Investment Banking Group
Prudential
Hughes
Corporate Finance
Roberts
Macquarie Securities
Financial Products
Yates
Macquarie Capital Finance
Research
David Rickards

IBG has experienced significant growth over the last five years. A large proportion of this growth is driven by the rapid expansion of IBG's international operations. The growth in IBG's staff and operating income, both domestic and international, are represented below:

**Growth in IBG staff numbers and operating income**


3,500
3,000
2,500
2,000
1,500
1,000
500
0
Income (A$m)
Staff
2005
2006
2007
□ Domestic income
■ International income
Δ Staff

Excludes earnings on capital and is after directly attributable costs including fee and commission expenses.

The next graph shows the relative contribution of each IBG division to the overall performance of IBG in the financial year ended 31 March 2007.

**Contribution to IBG performance by division**


Macquarie Capital Finance 3%
Financial Products 5%
Macquarie Securities 16%
Corporate Finance (incl. IBF) 76%

Figures are derived from management accounts and should be taken as a guide only to relative contributions to IBG's overall performance. The calculation is before income tax and includes certain internal management charges. The calculation excludes earnings on capital, certain corporate costs not recharged to operating Groups and staff profit share.

**Corporate Finance**

The Corporate Finance division initiates, structures, and executes a broad spectrum of transactions for corporate, institutional, and government clients. Corporate Finance is a global provider of corporate advice and services in relation to mergers and acquisitions, divestments, takeover responses, debt, listed and unlisted equity and hybrid financing, capital management, structuring and project financing, and other strategic and financial issues.

The separate IBF business within Corporate Finance manages a range of specialist funds which constitute an important part of the overall Corporate Finance strategy. Corporate Finance's ability to source and acquire assets has allowed it to develop a number of specialist funds globally. As at 31 March 2007, IBF had a portfolio of assets under management with an enterprise value of A$109 billion.

Corporate Finance also conducts a number of principal investments on behalf of the Macquarie Group, including principal asset acquisitions, minority equity stakes and stakes in IBF-managed funds.

As at 31 March 2007, Corporate Finance employed more than 1,690 staff in over 32 offices.

**Macquarie Securities**

Macquarie Securities is a leading Asia Pacific cash equity business. It provides institutional and corporate stockbroking services and equities research coverage to institutional investors globally.

As at 31 March 2007, Macquarie Securities had 725 staff located in 22 offices in 17 countries. It had global membership of 18 exchanges.

**Financial Products**

Financial Products is a leasing/wholesale and retail structured product business across a range of asset classes. A number of financial retail and high net worth funds and products are manufactured and distributed by the business in Australia and internationally. Financial Products also works with Corporate Finance in structuring finance for a variety of transactions, and in coordinating the distribution of equity.

As at 31 March 2007, Financial Products employed 211 staff in 15 offices in 11 countries.

Certain of the Financial Products assets will remain in the Banking Group because it is considered impractical to transfer these to the Non-Banking Group. Going forward, these existing assets will be managed in run-off based on an arm's length outsourcing arrangement between the Banking Group and the Non-Banking Group. New Financial Products business is expected to be written mainly in the Non-Banking Group.

**Macquarie Capital Finance**

Macquarie Capital Finance provides capital, finance and services to clients operating in a range of select industries often in niche international markets. The division uses capital to acquire financial assets and to acquire, manage and realise niche assets through their lifecycle. Macquarie Capital Finance's experience with assets is used to deliver value and services to clients through the provision of asset management and risk transfer solutions.

As at 31 March 2007, Macquarie Capital Finance employed 344 staff in 29 offices in 17 countries.

Certain of Macquarie Capital Finance's assets will remain in the Banking Group because it is considered impractical to transfer these to the Non-Banking Group. Going forward, these existing assets will be managed in run-off based on an arm's length outsourcing arrangement between the Banking Group and the Non-Banking Group. New Macquarie Capital Finance business is expected to be written mainly in the Non-Banking Group.

### c) IBG to be renamed following Restructure

The Investment Banking Group, being part of the Non-Banking Group, will be renamed following the Restructure. This name change is to comply with APRA's banking regulations that only permit ADIs to use the word "banking" in a business name.

## 3.5 CREDIT RATINGS

Standard & Poor's ('S&P'), Moody's Investors Service ('Moody's') and Fitch Ratings ('Fitch') were engaged by Macquarie to provide rating opinions on particular entities within the proposed restructured Macquarie Group. The assessment by the Rating Agencies (S&P, Moody's and Fitch) was undertaken on the basis of information provided by Macquarie over a period of time leading up to this Explanatory Memorandum.

The provisional ratings advised by the Rating Agencies are based on an understanding of the likely framework in which MGL and Macquarie Group will operate. To the extent that this framework alters materially prior to implementation, this could affect the final rating outcomes. The provisional ratings of the relevant entities within the Macquarie Group following the Restructure have been advised by the Ratings Agencies (S&P, Moody's and Fitch) as follows.

Credit ratings

| | Current | | Expected following Restructure | |
|---|---|---|---|---|
| Entities | Short-term ratings S&P/Moody's/Fitch | Long-term ratings S&P/Moody's/Fitch | Short-term ratings S&P/Moody's/Fitch | Long-term ratings S&P/Moody's/Fitch |
| Macquarie Group Limited | n.a. | n.a. | A2/P1/F1 | A-/A2/ A |
| Macquarie Bank Limited | A1/P1/F1 | A/A1/ A+ | A1/P1/F1 | A/A1*/ A+ |
| Macquarie International Finance Limited | A1/P1/F1 | A-/A2/A | A2/P1/F1 | A-/A2/A |
| Non-Banking HoldCo | n.a. | n.a. | A2/P1/F1 | A-/A2/A |

*Positive rating outlook (Moody's).

Definitive ratings will be applied to the above entities by the Rating Agencies upon establishment of the restructured Macquarie Group.

(Section 9.15 contains a description of the ratings from S&P, Moody's and Fitch.)

## 3.6 TRANSITION AND DEBT FINANCING ARRANGEMENTS

### a) Funding requirement and objectives

Under the Restructure, MGL will be required to finance the initial transfer of the non-banking assets and businesses from MBL to the Non-Banking Group. Following the Restructure, MGL will fund the growth of the Non-Banking Group on an ongoing basis.

It will also be required to finance some of the non-ELE businesses that will remain within the Banking Group, which will be facilitated through Macquarie International Finance Limited ('MIFL'), an internal funding vehicle of the Macquarie Group.

MIFL was formed in 2004 to meet the funding requirements of non-ELE subsidiaries above the APRA allowed prudential limits for MBL and will continue this function within the restructured Macquarie Group.

As a wholly owned subsidiary of MBL, MIFL's activities are subject to the same risk management practices and policies as the rest of the Macquarie Group, including asset quality, liquidity management, and capital management. Macquarie provides management support at all times to MIFL's funding operations and activities. In addition, MIFL is subject to various rating covenants. MIFL may at some future time take ownership of equity in non-ELE entities. In all other respects, MIFL will continue to conduct business as it has since its inception.

Following the Restructure, MBL will continue to fund its operations along similar lines to its existing practices.

As at 31 March 2007, MGL's pro forma net debt funding requirement was approximately A$12 billion. The pro-forma drawn amount of this at the time was A$9 billion (see Section 4.2).

This net debt funding requirement, together with the expected future growth requirements of the Non-Banking Group and the businesses to be funded by MIFL, form the basis of the A$18 billion funding commitment obtained for MGL. How this funding commitment will be used is discussed in Section 3.6c).

The Restructure financing plan has been established to meet the initial and expected ongoing funding requirements of the Macquarie Group. Specifically, the plan sets out to achieve the following objectives:

- facilitate future growth of the overall group;
- provide a funding platform for MGL that will deliver execution certainty and ongoing cost effective funding; and
- provide access to multiple markets and funding products to reduce reliance on any single source of funding, thus reducing MGL's future refinancing risk.

### b) Funding structure

There will be two funding vehicles in the market, MGL and MBL:

- MGL will provide funding to the Non-Banking Group and MIFL.
- MBL will provide funding to the Banking Group. Term funding already raised by MBL will be unaffected by the Restructure and will continue to remain outstanding. Proceeds received by MBL from MGL will be used to repay MBL's short term liabilities as they mature.

MIFL will operate as an internal funding conduit to facilitate the funding of non-ELE business activities retained in the Banking Group. In the near term, MIFL intends to repay existing bank facilities and allow other external liabilities to mature. Following maturity of these external liabilities, it is expected that MIFL will be internally funded. The extent of funding provided by MGL to the Banking Group via MIFL will be subject to APRA limits and will be on an arms-length basis.

The funding structure for MGL has been developed to maximise the Macquarie Group's ability to access global funding markets and to generate internal funding efficiencies.

Following the Restructure, it is proposed that the Macquarie Group's funding arrangements will operate under the following structure:


Equity & Hybrid Equity
Macquarie Group Limited
Debt
Equity
Debt & Equity
Banking HoldCo
Debt
Non-Banking HoldCo
Equity
Bridging Debt
Debt & Equity
Debt & Hybrid Equity
Macquarie Bank Limited
Equity
MIFL
Non-Banking Group
Debt & Equity
Debt & Equity
ELE subsidiaries
Non-ELE subsidiaries

Although the Macquarie Group as a whole will operate under a group-wide capital, funding, liquidity, risk and financial control framework, MGL and MBL will each have dedicated and independent funding, capital management and liquidity management arrangements.

## c) Committed funding

The A$18 billion funding commitment obtained by MGL comprises:

- A$8 billion senior unsecured bank debt financing ('Bank Facility'); and
- A$10 billion two-year transitional bridge facility ('Bridge Facility').

Binding commitments for the Bank Facility with maturities ranging from one to five years have been received from a group of major international and Australian financial institutions. A summary of the terms follows:

- Up to A$1.6 billion in standby facilities with a term of 364 days. The syndicated facilities have four optional 180 day extension periods and are available for drawing in AUD, USD, EUR, GBP and JPY;
- Up to A$2.4 billion in revolving facilities with a minimum term of three years. These facilities have two optional one year extension periods and are available for drawing in AUD, USD, EUR, GBP and JPY; and
- Up to A$4.0 billion in term facilities with a minimum term of three years. These facilities have two optional one year extension periods and are available for drawing in AUD, USD, EUR, GBP and JPY.

MBL will provide the Bridge Facility to MGL to facilitate the establishment of MGL's external funding profile in the global debt capital markets. It is expected that the Bridge Facility will be fully repaid over a period of 12 to 24 months, during which time the refinancing through global capital markets issuance will be undertaken. This transitional arrangement affords MGL flexibility to create a sustainable, long term funding platform.

MGL's borrowings will be longer term in nature compared to MBL. This funding profile will provide flexibility and diversity which aligns with MGL's funding objectives, and is more consistent with that of non-ADI borrowers generally.

Funding raised by MGL will be used to pay MBL for the transfer of assets from MBL to the Non-Banking Group and to fund the future growth of the business. Payments by MGL to MBL for the transfer of assets will be used by MBL to retire short term liabilities as they mature. Otherwise, funds drawn down by MGL will remain within the Macquarie Group upon restructure. Accordingly, there will be no increase in the net debt of the Macquarie Group as a result of the Restructure.

A consequence of the Restructure is an increase in the funding cost of MGL as compared to MBL currently. This is the result of MGL having a credit rating lower than MBL, MGL not being an ADI (albeit still an APRA-regulated entity), and the longer term nature of MGL's borrowings. Section 4 shows the financial impact of the higher funding cost on the Macquarie Group.

## 3.7 APRA REGULATION

### a) Regulatory framework

Upon Restructure, the Macquarie Group will be regulated by APRA as follows:

- MGL – authorised as a NOHC, and will be a regulated entity for APRA purposes. MGL will be subject to fewer regulations (by virtue of its limited activities) and less intensive supervision by APRA than if it were a bank. APRA is still developing the prudential standards that will apply to NOHCs. However, APRA and Macquarie have agreed a prudential framework, including the capital adequacy framework, that will apply in the interim. Apart from this, no other prudential standards will apply unless expressly stated within that prudential standard;

  (Appendix D contains a copy of the APRA NOHC Authority which describes the interim prudential framework, including the capital adequacy framework.)
- Banking Group – continues to be subject to the full range of APRA banking regulations; and
- Non-Banking Group – other than certain badging and disclaimer requirements, no prudential standard will apply unless expressly stated within that prudential standard.

APRA's primary supervisory focus after the Restructure will be on MBL and its subsidiaries. However, APRA has advised Macquarie that it will monitor the overall Macquarie Group and may increase the prudential requirements it applies to MBL and the Banking Group if the conduct of the Macquarie Group as a whole places financial strain on MBL.

### b) Regulatory capital

#### MGL

MGL will be required to hold adequate capital to cover the risks for the whole Macquarie Group, including the Non-Banking Group. APRA is still developing its policy framework for supervising NOHCs. The new prudential standards, including those for capital, are not expected until 2009 at the earliest. Macquarie and APRA have agreed an interim capital adequacy framework for MGL, based on Macquarie's Board-approved Economic Capital Model and APRA's capital standards for banks. This will apply until APRA's capital rules for NOHCs are finalised and implemented. This interim framework results in no significant change to Macquarie's regulatory capital requirement from that currently prevailing.

**Economic Capital Model**

In the interim capital adequacy framework agreed with APRA, the essential elements of the Economic Capital Model are as follows:

The Economic Capital Model calculates a measure Macquarie calls 'economic risk' for use in capital adequacy assessment. This is the amount of capital and earnings required to protect Macquarie against insolvency to a standard commensurate with its credit rating, and is calculated for each material component of risk faced by Macquarie.

The components that are relevant are:

- equity risk;
- credit risk;
- operational risk;
- market risk;
- liquidity risk;
- risk on intangible assets and equity investments forming part of business operations; and
- risk on fixed assets.

These components are summed, then adjusted for the impact of diversification between risk types and forward earnings stressed for a severe downturn.

### Banking Group

The Banking Group will continue to be subject to APRA's banking capital requirements. It will maintain capital ratios in excess of APRA minimum requirements.

### Non-Banking Group

The Non-Banking Group's risks, and the capital required to cover those risks, will be determined using Macquarie's Economic Capital Model. This capital will be held at the overall group level by MGL.

### Regulatory capital reporting

The Macquarie Group will continue to report its regulatory capital ratios to APRA post Restructure. At present, these ratios reflect MBL's position as the head entity of the Macquarie Group, and therefore show the group's consolidated regulatory position.

Following the Restructure, the Banking Group's capital ratios will reflect the smaller consolidated group of entities held by Banking HoldCo, including MBL.

Based on the pro-forma financial information for the year ended 31 March 2007, the Banking Group's regulatory capital ratios as if the Restructure were in place on that date would have been as follows:

- Tier 1: 9.7%
- Total capital: 15.2%

(Further information on the measurement of regulatory capital and 'Tier 1' capital is in Section 7.2 of the Independent Expert's Report under the heading 'Capital adequacy and prudential regulation'.)

After 31 March 2007, equity transactions which have occurred include the May 2007 placement and share purchase plan of approximately A$829 million. These have not been included in the above ratios.

Following the Restructure, MGL will separately be required by APRA to report regulatory capital for the group under the interim capital adequacy framework.

**c) Implications of APRA regulation following the Restructure**

The Restructure will more appropriately align Macquarie's business activities with APRA's regulatory framework, as discussed in Section 2.2b).

This page has been left intentionally blank.


4

# FINANCIAL INFORMATION

# 4 FINANCIAL INFORMATION

## 4.1 INTRODUCTION

### a) Overview

This section presents a summary of financial information showing the effect of the proposed Restructure of the Macquarie Group. Referred to collectively as the 'Financial Information', it includes:

- pro-forma consolidated balance sheet as at 31 March 2007 as if the Restructure were in place on that date;
- pro-forma consolidated income statement for the year ended 31 March 2007 assuming that the Restructure was in place on 1 April 2006;
- assumptions and notes on the adjustments relevant to the above; and
- reconciliation of these pro-forma financials to the Macquarie Bank 2007 Financial Report.

This Financial Information is provided for illustrative purposes only. It does not represent what Macquarie's financial results actually would have been if the Restructure had in fact occurred on the dates above. It is not representative of the financial results for any future period.

The Financial Information has been reviewed by PricewaterhouseCoopers Securities Limited whose Investigating Accountant's Report relating to this information is included in Section 5.

### b) Basis of preparation

The Financial Information set out in this Explanatory Memorandum has been prepared in accordance with the recognition and measurement principles of Australian Accounting Standards (which includes Australian interpretations by virtue of AASB 1048), the Corporations Act, the Corporations Regulations and the historical cost convention except as otherwise stated.

The Financial Information is presented in an abbreviated form and therefore it does not comply with all presentation and disclosure requirements of Australian Accounting Standards applicable to annual reports prepared in accordance with the Corporations Act.

The accounting policies adopted by entities within the Macquarie Group are unchanged from those policies adopted by MBL and its controlled entities as reported in Note 1 to the Financial Statements of the Macquarie Bank 2007 Financial Report.

The Macquarie Group's accounting policies specific to the proposed Restructure include:

- Investments in controlled entities – MGL accounts for its investment in MBL as an acquisition in exchange for issuing new MGL Shares and Options. MGL initially recognises its investment in controlled entities at an amount equal to the fair value of MBL Shares and Options outstanding at the Implementation Date.
- Subsequent to the Restructure, MGL's investment in controlled entities continues to be carried at cost. If there are any indications that the investment may be impaired, then MGL will estimate the investment's recoverable amount based on the present value of the investment's future cash flows. If MGL's estimate of the recoverable amount is less than the investment's carrying value, MGL will immediately recognise an impairment loss for the difference. Indicators of impairment include significant changes in the market, economic or legal environments that would have an adverse impact on the investment's future cash flows.

- Reverse acquisition – the Restructure is accounted for as a reverse acquisition in MGL's consolidated financial statements, with MBL identified as the acquirer in accordance with AASB 3: *Business Combinations*. While MGL reflects its investment in controlled entities at fair value at the date of acquisition in its parent entity financial statements, the MGL consolidated financial statements are presented as a continuation of the Macquarie Group that includes both the Banking and Non-Banking Groups.

### c) Ability to pay dividends

There is no impact on MGL's capacity to pay dividends following the Restructure.

Under section 254T of the Corporations Act, the parent entity of a consolidated group can only declare dividends to its external shareholders out of its standalone profits. MGL has sought a modification to the requirements of section 254T of the Corporations Act, so that pre-Restructure profits of the Banking or Non-Banking Groups will be available for distribution as a dividend to MGL Shareholders. The modification sought also excludes any future impairment losses arising from MGL recognising its investments in controlled entities at fair value at the date of Restructure, when determining profits for the purpose of declaring a dividend.

The International Accounting Standards Board ('IASB') is currently considering the accounting treatment for restructures where a holding company is inserted at the top of a group. At their July 2007 meeting, the IASB indicated they would issue an exposure draft proposing that such transactions be accounted for using previous book values, and to not reset investments in controlled entities to fair value. The potential effect of such a change to the accounting rules would mean that MGL may no longer need to rely on the modification noted above.

### d) Methodology used to determine post-Restructure Financial Information

Macquarie is proposing to implement a Restructure of the Macquarie Group under which a new listed NOHC, MGL, will be established as the ultimate parent of the Macquarie Group comprising two separate groups:

- a Banking Group which will comprise the activities of the Banking and Securitisation Group, Equity Markets Group (except for certain activities), Financial Services Group, Funds Management Group, Real Estate Group and Treasury and Commodities Group (except for certain activities); and
- a Non-Banking Group which will comprise most of the activities of the Investment Banking Group and certain EMG and TCG activities.

MGL will also include services entities providing group-wide services to both the Banking and Non-Banking Groups. These services will include risk management, financial control, information technology, settlements, taxation, treasury, human resources, company secretarial and corporate communications. For the purpose of these pro-forma financial statements, these service entities have been included in the Non-Banking Group.

The proposed Restructure will involve the transfer of certain entities and assets from MBL and other controlled entities to the newly formed Non-Banking Group.

As explained in Section 3, certain assets of Financial Products and Macquarie Capital Finance will remain in the Banking Group because it is considered impractical to transfer these to the Non-Banking Group. Conversely, certain EMG and TCG activities will operate in the Non-Banking Group.

Section 3 contains a more detailed description of the Macquarie Group following the Restructure, including the activities of the Banking and Non-Banking Groups and the debt refinancing arrangements.

Employment arrangements for Macquarie staff after the proposed Restructure will result in staff, and their associated employment costs and provisions, being assigned to either the Banking or Non-Banking Group depending on their business area.

Group-wide service costs, including employment costs and other operating expenses will be appropriately on-charged to the Banking and Non-Banking Groups on a representative basis (i.e. based on usage). Profit share has been allocated to each group based on its respective contribution to profit after tax.

This Financial Information is based on the proposed initial split of controlled entities and assets (described in Section 3), and the proposed arrangements with respect to employment and other operating costs.

## 4.2 PRO-FORMA CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2007

The pro-forma consolidated balance sheet has been prepared to illustrate the split of the assets, liabilities and equity of the Banking Group, the Non-Banking Group, MGL and the consolidated Macquarie Group at 31 March 2007 assuming the proposed Restructure was in place on that date.

The pro-forma consolidated balance sheet has been prepared as follows:

- The consolidated balance sheet for MBL at 31 March 2007 has been split into the Banking and Non-Banking Groups in accordance with the proposed Restructure as if it were in place at 31 March 2007.
- The service entities which provide group-wide services to the Banking and Non Banking Groups have been included within the Non-Banking Group.
- Certain equity transactions occurring after 31 March 2007 have not been included in the pro-forma balance sheet on the basis that they are not connected with the proposed Restructure. These post balance date transactions include the May 2007 placement and share purchase plan of approximately A$829 million and the declaration and subsequent payment of the Macquarie Group's 2007 final dividend of A$482 million. The equity of MBL has been split between the Banking and Non-Banking Groups. This has been reflected as a reduction of capital from the Banking Group to MGL. MGL has subsequently injected this capital into the Non-Banking Group as a capital contribution.
- The Non-Banking Group, as well as certain Banking Group non-ELE entities, are funded by external debt facilities via MGL as if they were in place at 31 March 2007.
- Certain pro-forma adjustments have been made to reflect proposed operating and funding arrangements. See Section 4.4 for more detail.

The pro-forma MGL standalone balance sheet has been prepared as follows:

- MGL has recognised the issue of MGL Shares and MGL Options to existing MBL Shareholders and MBL Optionholders under the scheme at their fair value on 7 September 2007. The share price used to value MGL Shares and MGL Options was A$71.39 (as at 7 September 2007) and was applied to the approximately 254 million MGL Shares and 34 million MGL Options outstanding at 31 March 2007.
- MGL is required initially to record its investment in the Banking and Non-Banking Groups at fair value. Any future impairment in these investments will be brought to account as an expense within the MGL parent entity income statement. Section 4.1c) explains how this will not impact the Macquarie Group's ability to pay dividends.
- Recognition of MGL's investment in the Banking and Non Banking Groups at fair value in its parent entity balance sheet will be eliminated on consolidation.

The information that follows has been extracted from the audited financial information of MBL and its controlled entities contained within the Macquarie Bank 2007 Financial Report.

**As at 31 March 2007 (A$ million)**

| | Macquarie Bank Group Statutory Accounts | Banking Group Consolidated | Non-Banking Group Consolidated | MGL | Consolidation adjustments | Pro-forma Consolidated MGL | Pro forma Adjustment to Macquarie Bank Group Statutory Accounts | Notes |
|---|---|---|---|---|---|---|---|---|
| ASSETS | | | | | | | | |
| Cash and balances with central banks | 3 | 3 | - | - | - | 3 | - | |
| Due from banks | 6,120 | 4,166 | 4,240 | - | - | 8,406 | 2,286 | 4.4a) |
| Cash collateral on securities borrowed and reverse repurchase agreements | 25,909 | 25,447 | 462 | - | - | 25,909 | - | |
| Trading portfolio assets | 15,518 | 15,282 | 236 | - | - | 15,518 | - | |
| Loan assets held at amortised cost | 45,796 | 42,994 | 2,802 | - | - | 45,796 | - | |
| Other financial assets at fair value through profit and loss | 2,779 | 2,526 | 253 | - | - | 2,779 | - | |
| Derivative financial instruments - positive values | 11,913 | 11,850 | 63 | - | - | 11,913 | - | |
| Other assets | 10,444 | 5,027 | 5,417 | - | - | 10,444 | - | |
| Investment securities available for sale | 6,060 | 5,168 | 892 | - | - | 6,060 | - | |
| Intangible assets | 100 | 90 | 10 | - | - | 100 | - | |
| Life investment contracts and other unit holder assets | 5,847 | 5,854 | - | - | (7) | 5,847 | - | |
| Interest in associates and joint ventures using the equity method | 4,071 | 1,737 | 2,334 | - | - | 4,071 | - | |
| Property, plant and equipment | 378 | 68 | 310 | - | - | 378 | - | |
| Investments in controlled entities | - | - | - | 18,875 | (18,875) | - | - | |
| Deferred income tax assets | 457 | 33 | 424 | - | - | 457 | - | |
| Assets and disposal groups classified as held for sale | 994 | 43 | 951 | - | - | 994 | - | |
| Intercompany receivables | - | - | - | 9,154 | (9,154) | - | - | |
| TOTAL ASSETS | 136,389 | 120,288 | 18,394 | 28,029 | (28,036) | 138,675 | 2,286 | |
| LIABILITIES | | | | | | | | |
| Due to banks | 4,127 | 3,078 | 1,049 | - | - | 4,127 | - | |
| Cash collateral on securities lent and repurchase agreements | 7,489 | 7,435 | 54 | - | - | 7,489 | - | |
| Trading portfolio liabilities | 15,922 | 15,868 | 54 | - | - | 15,922 | - | |
| Derivative financial instruments – negative values | 11,069 | 11,003 | 66 | - | - | 11,069 | - | |
| Deposits | 12,403 | 12,171 | 232 | - | - | 12,403 | - | |
| Debt issued at amortised cost | 51,365 | 42,908 | 1,674 | 9,069 | - | 53,651 | 2,286 | 4.4a) |
| Other financial liabilities at fair value through profit and loss | 5,552 | 5,536 | 16 | - | - | 5,552 | - | |
| Other liabilities | 11,958 | 6,590 | 5,368 | - | - | 11,958 | - | |
| Current tax liabilities | 132 | - | 47 | 85 | - | 132 | - | |
| Life investment contracts and other unit holder liabilities | 5,781 | 5,781 | - | - | - | 5,781 | - | |
| Provisions | 153 | 93 | 60 | - | - | 153 | - | |
| Deferred income tax liabilities | 78 | 33 | 45 | - | - | 78 | - | |
| Liabilities of disposal groups classified as held for sale | 170 | - | 170 | - | - | 170 | - | |
| Loan capital | 2,671 | 2,671 | - | - | - | 2,671 | - | |
| Intercompany payables | - | 2,747 | 6,407 | - | (9,154) | - | - | |
| TOTAL LIABILITIES | 128,870 | 115,914 | 15,242 | 9,154 | (9,154) | 131,156 | 2,286 | |
| NET ASSETS | 7,519 | 4,374 | 3,152 | 18,875 | (18,882) | 7,519 | - | |
| EQUITY | | | | | | | | |
| Ordinary share capital | 3,103 | 103 | 3,000 | 18,129 | (18,129) | 3,103 | - | |
| Treasury shares | (7) | - | - | - | (7) | (7) | - | |
| Macquarie Income Securities | 391 | 391 | - | - | - | 391 | - | |
| Convertible debentures | - | - | - | - | - | - | - | |
| Reserves (including share based payment reserve) | 380 | 238 | 142 | - | - | 380 | - | |
| Option reserves | - | - | - | 746 | (746) | - | - | |
| Retained earnings | 2,795 | 2,795 | - | - | - | 2,795 | - | |
| Minority interest | 857 | 847 | 10 | - | - | 857 | - | |
| TOTAL EQUITY | 7,519 | 4,374 | 3,152 | 18,875 | (18,882) | 7,519 | - | |

## 4.3 PRO-FORMA CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 MARCH 2007

The pro-forma consolidated income statement has been prepared to illustrate the financial performance of the Banking and Non-Banking Groups, and the consolidated Macquarie Group for the year ended 31 March 2007, assuming that the proposed Restructure was in place at 1 April 2006.

The pro-forma consolidated income statement has been prepared as follows:

- the consolidated income statement for MBL for the year ended 31 March 2007 has been split into the Banking and Non-Banking Groups in accordance with the proposed Restructure as if it were in place at 1 April 2006;
- the service entities providing group-wide services have been included in the Non-Banking Group;
- the Non-Banking Group, as well as certain Banking Group non-ELE entities, are funded by external debt facilities via MGL as if they were in place at 1 April 2006;
- the impact of the one-off costs of implementing the proposed Restructure has been excluded from the pro-forma consolidated income statement (these costs are estimated to total A$27 million after income tax (net of profit share)); and
- certain pro-forma adjustments have been made to reflect proposed operating and funding arrangements (see Section 4.4 for details).

As MGL is a non operating holding company and because all costs are fully recharged to the Banking or Non-Banking Groups as appropriate, this entity has been excluded from the following consolidated income statement.

**For the year ending 31 March 2007 (A$ million)**

| | Macquarie Bank Group Statutory Accounts | Banking Group Consolidated | Non-Banking Group Consolidated | Consolidation adjustments | Pro-forma Consolidated MGL | Pro-forma Adjustment to Macquarie Bank Group Statutory Accounts | Notes |
|---|---|---|---|---|---|---|---|
| Net interest income | 728 | 610 | 61 | - | 671 | (57) | 4.4b) |
| Fee and commission income | 3,540 | 855 | 2,722 | (37) | 3,540 | - | |
| Net trading income | 1,047 | 929 | 118 | - | 1,047 | - | |
| Share of net profits of associates and joint ventures using the equity method | 242 | 198 | 44 | - | 242 | - | |
| Other operating income | 1,676 | 724 | 952 | - | 1,676 | - | |
| Impairment charges | (52) | (40) | (12) | - | (52) | - | |
| **Total operating income** | **7,181** | **3,276** | **3,885** | **(37)** | **7,124** | **(57)** | |
| Employment expenses | (3,733) | (1,708) | (1,992) | - | (3,700) | 33 | 4.4b) |
| Brokerage and commission expenses | (421) | (335) | (123) | 37 | (421) | - | |
| Occupancy expenses | (226) | (116) | (110) | - | (226) | - | |
| Non-salary technology expenses | (163) | (92) | (71) | - | (163) | - | |
| Other operating expenses | (710) | (306) | (414) | - | (720) | (10) | 4.4b) |
| **Total operating expenses** | **(5,253)** | **(2,557)** | **(2,710)** | **37** | **(5,230)** | **23** | |
| **Operating profit before income tax** | **1,928** | **719** | **1,175** | **-** | **1,894** | **(34)** | |
| Income tax expense | (377) | (61) | (305) | - | (366) | 11 | 4.4b) |
| **Profit from ordinary activities after income tax** | **1,551** | **658** | **870** | **-** | **1,528** | **(23)** | |
| Profit attributable to minority interests | (57) | (55) | (2) | - | (57) | - | |
| **Profit attributable to equity holders** | **1,494** | **603** | **868** | **-** | **1,471** | **(23)** | |
| Distributions paid or provided on Macquarie Income Securities | (31) | (31) | - | - | (31) | - | |
| **Profit attributable to ordinary equity holders** | **1,463** | **572** | **868** | **-** | **1,440** | **(23)** | |

## 4.4 RESTRUCTURE ADJUSTMENTS TO PRO-FORMA CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT COMPARED TO MACQUARIE BANK 2007 FINANCIAL REPORT

### a) Balance sheet

The Non-Banking Group and the Banking Group will, as part of their respective liquidity management strategies, hold cash and liquid assets to cover contingencies and unforeseen market conditions. In complying with these liquidity requirements, the Non-Banking Group will be required to hold an additional A$3.1 billion of liquid assets which will be funded, via MGL, by additional external debt facilities. There will also be a reduction in the liquidity requirements of the Banking Group of A$0.8 billion.

### b) Income statement

The adjustments comprise the following:

MGL's cost of funding is expected to be higher than that of MBL. The pro-forma income statement for MGL assumes an increased funding cost, inclusive of debt arrangement fee amortisation, and net of earnings on the additional liquid assets of A$57 million (A$19 million after profit share and income tax). This estimated cost is based on indicative rates assumed under current market conditions. Actual costs will vary depending on prevailing market conditions.

- Ongoing additional operational costs resulting from the Restructure are not expected to be greater than A$10 million (A$4 million after profit share and income tax).
- The consolidated Macquarie Group's profit share and tax expense have been reduced given the additional expenses incurred by the Macquarie Group in the pro-forma income statement.

This page has been left intentionally blank.


5

# INVESTIGATING ACCOUNTANT'S REPORT

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers Securities Ltd**
**ACN 003 311 617**
**ABN 54 003 311 617**
**Holder of Australian Financial Services Licence No 244572**

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Private and Confidential
Macquarie Bank Limited
No. 1 Martin Place
Sydney NSW 2000
Attention: The Board of Directors

11 September 2007

Dear Directors

**Subject: Investigating Accountant's Report on Historical Financial Information**

We have prepared this report on historical financial information of Macquarie Bank Limited ("MBL") for inclusion in an Explanatory Memorandum dated on or about 13 September 2007 ("the EM") relating to the restructure of MBL into a non-operating holding company ("NOHC") structure with separate banking and non-banking activities (collectively referred to as the "Separated Businesses").

Expressions defined in the EM have the same meaning in this report.

The nature of this Report is such that it should be given by an entity which holds an Australian Financial Services licence under the Corporations Act 2001. PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate Australian Financial Services licence.

**Scope**

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant's Report (the Report) covering the following information:

***Historical financial information***

i) proforma consolidated income statements of the Separated Businesses for the year ended 31 March 2007

ii) proforma consolidated balance sheets of the Separated Businesses as at 31 March 2007 as if the separation had occurred at that date

(collectively the Historical Financial Information)

which assumes completion of the contemplated transactions disclosed in Section 4 of the EM ("the pro forma transactions").

PRICEWATERHOUSECOOPERS

This Report has been prepared for inclusion in the EM. We disclaim any assumption of responsibility for any reliance on this Report or on the Historical Financial Information to which it relates for any purposes other than for which it was prepared.

**Scope of review of Historical Financial Information**

The Historical Financial Information set out in Section 4 of the EM has been extracted from the audited financial statements of MBL, which were audited by PricewaterhouseCoopers that issued an unqualified audit opinion on the financial statements. The Historical Financial Information incorporates such pro forma transactions and adjustments as the Directors of MBL considered necessary to reflect the operations of the Separated Businesses going forward. The Directors of MBL are responsible for the preparation of the Historical Financial Information, including determination of the pro forma transactions and adjustments.

We have conducted our review of the Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- an analytical review of the financial performance of the Separated Businesses for the relevant historical period
- a review of work papers, accounting records and other documents
- a review of the adjustments made to the historical financial performance
- a review of the assumptions which include the pro forma transactions used to compile the pro forma balance sheet
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Separated Businesses disclosed in Section 4 of the EM, and
- enquiry of directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

**Review statement on Historical Financial Information**

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the pro forma balance sheet has not been properly prepared on the basis of the pro forma transactions
- the pro forma transactions do not form a reasonable basis for the pro forma balance sheet
- the Historical Financial Information, as set out in Section 4 of the EM does not present fairly:

  (a) the pro forma historical income statement of the Separated Businesses for the year ended 31 March 2007; and

  (b) the historical and pro forma balance sheet of the Separated Businesses as at 31 March 2007

PRICEWATERHOUSECOOPERS

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by MBL disclosed in Section 4 of the EM.

**Subsequent events**

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of the Separated Businesses have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

**Independence or disclosure of interest**

PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of this issue other than the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received.

**Financial Services Guide**

We have included our Financial Services Guide as Appendix A to our Report. The Financial Services Guide is designed to assist retail clients in their use of any general financial product advice in our Report.

Yours faithfully

Ian Hammond
Authorised Representative of
PricewaterhouseCoopers Securities Ltd

PRICEWATERHOUSECOOPERS

# PRICEWATERHOUSECOOPERS SECURITIES LTD
# FINANCIAL SERVICES GUIDE

**This Financial Services Guide is dated 11 September 2007**

1 **About us**
PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) ("PwC Securities") has been engaged by Macquarie Bank Limited (" MBL ") to provide a report in the form of an Independent Accountant's Report in relation historical financial information (the "Report") for inclusion in the Explanatory Memorandum dated 11 September 2007.

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

2 **This Financial Services Guide**
This Financial Services Guide ("FSG") is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwC Securities generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

3 **Financial services we are licensed to provide**
Our Australian financial services licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products.

4 **General financial product advice**
The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

5 **Fees, commissions and other benefits we may receive**
PwC Securities charges fees to produce reports, including this Report. These fees are negotiated and agreed with the entity who engages PwC Securities to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this Report our fees are based on the time expended by the various personnel assigned to the engagement.

Directors or employees of PwC Securities, PricewaterhouseCoopers, or other associated entities, may receive partnership distributions, salary or wages from PricewaterhouseCoopers.

6 **Associations with issuers of financial products**
PwC Securities and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or provide financial services to, the issuer of a financial product and PwC Securities may provide financial services to the issuer of a financial product in the ordinary course of its business. PricewaterhouseCoopers are the auditors of MBL.

7 **Complaints**
If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.

If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Service ("FICS"), an external complaints resolution service. You will not be charged for using the FICS service.

8 **Contact Details**
PwC Securities can be contacted by sending a letter to the following address:
IL Hammond
201 Sussex Street, Sydney NSW 2000


6

# INDEPENDENT EXPERT'S REPORT

KPMG

**KPMG Corporate Finance (Aust) Pty Ltd**
Australian Financial Services Licence No. 246901
10 Shelley Street
Sydney NSW 2000

P O Box H67
Australia Square 1213
Australia

ABN: 43 007 363 215
Telephone: +61 2 9335 7000
Facsimile: +61 2 9335 8021
DX: 1056 Sydney
www.kpmg.com.au

The Directors
Macquarie Bank Limited
1 Martin Place
Sydney NSW 2000

10 September 2007

Dear Directors

**Independent expert report and Financial services guide**

## 1 Introduction

Macquarie Bank Limited (MBL) is proposing a restructure which involves the establishment of a non-operating holding company (NOHC), whereby Macquarie Group Limited (MGL) will become the ultimate parent of the current group of companies comprising MBL (Proposed Transaction). Essentially, the existing operating entities comprising MBL will be separated such that there will exist a Banking Group (including MBL) and a Non-Banking Group. Immediately after the Proposed Transaction, and conditional upon implementation of the Proposed Transaction, MBL will undertake an equal capital reduction (Capital Reduction) whereby:

- the capital of MBL is reduced by $3.0 billion
- the capital deducted from the capital base of MBL is transferred to MGL to capitalise the operations of the Non-Banking Group.

Under the Proposed Transaction:

- MGL will be a new publicly listed company.
- Each share and option in MBL will be exchanged for an equal number of shares and options in MGL.
- The Banking Group will continue to be subject to the full range of Australian Prudential Regulation Authority (APRA) regulation as an authorised deposit-taking institution (ADI).
- MGL will be authorised as a NOHC, and will be a regulated entity for APRA purposes.

- The Non-Banking Group will no longer be subject to regulation as an ADI by APRA but will be subject to a reduced regulatory regime relating to certain badging and disclaimer requirements.

- There will be no major change to group strategy or key management as a result of the restructure.

The Proposed Transaction will be effected by way of two Schemes of Arrangement (the Schemes), one for MBL shareholders (the Share Scheme) and one for MBL optionholders (the Option Scheme). The following approvals are required.

- The Share Scheme must be approved by a majority in number of shareholders voting (either in person or by proxy), and by at least 75 percent of the votes cast on the Share Scheme Resolution, and subsequently approved by the Court.

- The Option Scheme must be approved by a majority in number of optionholders voting (either in person or by proxy), representing at least 75 percent of the value of the MBL options in respect of which votes are cast on the Option Scheme Resolution, and subsequently approved by the Court.

Implementation of the Share Scheme and the Option Scheme is also conditional upon:

- approval of the Capital Reduction

- receipt of the approval requested from the Australian Treasurer, in a form satisfactory to MBL (which MBL expects to receive).

The board of MBL has requested KPMG Corporate Finance (Aust) Pty Ltd (KPMG or the Expert) to provide an independent expert report (the Report) in relation to the Proposed Transaction, indicating whether in our opinion the Proposed Transaction is:

- in the best interests of shareholders (in the case of the Share Scheme)

- in the best interests of optionholders (in the case of the Option Scheme).

We have also been requested to consider:

- whether the Capital Reduction is fair and reasonable from the perspective of MBL's shareholders as a whole

- whether the Capital Reduction would materially prejudice MBL's ability to pay its creditors.

We note that this report forms part of the Explanatory Memorandum, to be dated on or around 13 September 2007, prepared by MBL for the shareholders and optionholders. Details of the Proposed Transaction are set out more fully in the Explanatory Memorandum.

## 2 Summary of opinion

### 2.1 *Opinion*

In our opinion the Proposed Transaction:

- is in the best interests of the MBL shareholders
- is in the best interests of the MBL optionholders.

Further, the Capital Reduction:

- is fair and reasonable from the perspective of MBL's shareholders as a whole
- would not materially prejudice MBL's ability to pay its creditors, being those creditors which will remain creditors of MBL after the separation of MBL into the Banking Group and the Non-Banking Group.

We note that the implementation of the Proposed Transaction is conditional upon receipt of the approval requested from the Australian Treasurer, in a form satisfactory to MBL (which MBL expects to receive). Accordingly, this Report has been prepared on the basis that such approval will be obtained.

### 2.2 *The Share Scheme and the Option Scheme*

In forming our opinion, we have considered the advantages and disadvantages likely to result from the implementation of the Proposed Transaction, as well as the consequences of not implementing the Proposed Transaction. Our analysis has focussed on those issues which we consider are most likely to influence a shareholder or optionholder to approve or not approve the Proposed Transaction. These issues are summarised below and discussed in more detail in the remainder of the report.

*Rationale*

MBL's business model is increasingly driven by offshore and non-banking growth. This is evidenced by income from international sources increasing by 70 percent in the year ended 31 March 2007 and amounting to 55 percent of MBL's total operating income (excluding earnings on capital).

As an ADI, all MBL businesses are currently required to comply with the regulations for ADIs as set out by APRA. APRA's regulations for ADIs have increasingly acted to limit the ability of an ADI to conduct business in subsidiaries. In particular, in June 2003 APRA implemented a new regulation for ADIs, requiring them to comply with maximum exposures for non extended licensing entities (non-ELEs).

Of particular relevance is APS 222 – "Associations with Related Entities" (APS 222) which covers the exposure of an ADI to non-ELEs. MBL presently operates in excess of APRA's normal non-ELE limits for ADIs. However, MBL has sought and received advice from APRA providing a cap that is higher than the normal limit to its intra-group exposure limit pursuant to APS 222 and it currently operates under that cap. The cap is conditional upon MBL proceeding with a restructure.

MBL has considered a number of alternatives in order to comply with APRA's regulatory requirements.Of the alternatives considered, the establishment of a NOHC structure is considered by MBL to offer the most sustainable, cost effective way of:

- Establishing a flexible framework within which MBL can continue to evolve
  - the NOHC structure is a framework that allows banking and non-banking activities to co-exist under the same parent entity without unduly restricting MBL's future options.
- Providing a framework which allows differing MBL businesses to operate under appropriate regulatory and operating environments
  - create the flexibility to enable those businesses that will benefit from the removal of banking type regulatory constraints to do so (although such businesses will remain subject to a reduced regulatory regime from APRA)
  - retain the benefits of the banking licence for those businesses that require it.

*Process*

If the Proposed Transaction is approved:

- each MBL ordinary shareholder (other than certain foreign shareholders) will transfer his or her MBL shares to MGL. In consideration for this transfer, MGL will issue an equal number of shares to the outgoing MBL ordinary shareholders
- all MBL options will be cancelled in consideration for the issue of an equal number of MGL options on equal terms.

We summarise our principal considerations of the various aspects of the Proposed Transaction as follows.

*Operational implications*

- The Proposed Transaction does not entail any alteration to MBL's strategy (were the status quo position an option).
- The Proposed Transaction provides an organisational structure that would provide MGL with the flexibility to continue to pursue growth in the regions and markets in which it operates, while facilitating compliance with APRA regulations:
  - The Banking Group will continue to be subject to the full range of APRA banking regulations.

- MGL will be subject to fewer prudential requirements (by virtue of its limited activities) and less intensive supervision by APRA than if it were a bank and, other than certain badging and disclaimer requirements, no ADI prudential standards will apply to the Non-Banking Group.

- The capital adequacy requirements for an ADI (which presently apply to the entire business and which will continue to apply to MBL) will be supplemented by requirements for the NOHC to hold sufficient capital for the group.

- APS 222 will predominately not apply to MGL or the Non-Banking Group, other than certain badging and disclaimer requirements.

- It allows those businesses which benefit from operating within an ADI to continue to do so.

• Some investors and/or market observers may consider that the implementation of the Proposed Transaction may result in an increase in the risk profile of MGL (relative to the current risk profile of MBL) as a result of:

  - the expected lower credit ratings of MGL and the non-bank holding company as compared to MBL although we also note that MGL and the Non-Banking Group are expected to hold credit ratings classified as investment grade

  - the reduced APRA regulation applicable to the Non-Banking Group..

  In addition we note that MBL management has informed KPMG that there will be no material change to the current risk management framework, which will apply to both the Banking Group and the Non-Banking Group as well as MGL itself (although we also understand some small changes to the current framework are likely to occur reflecting the removal of most APRA regulations as they apply to ADIs from the Non-Banking Group).

  After considering these factors, together with the discussion in the remainder of this Report, we are of the view that the risk associated with an investment in MBL/MGL should not materially change as a result of the implementation of the Proposed Transaction.

• The Proposed Transaction is likely to consume less managerial resources than any attempt to meet APRA's ADI regulations through 'small' on-going restructuring efforts. In effect, the Proposed Transaction provides a 'one off' significant restructuring with minimal disruption leaving management the ability to 'fine tune' the structure in the future if required.

• The Proposed Transaction is likely to provide minimal disruption to the culture and business approach of MBL.

• With minimal organisational disruption, the Proposed Transaction allows business managers in the Non-Banking Group to focus on growing and developing their businesses.

*Financial implications*

- Restructure approval from the Treasurer will provide MGL the ability to continue paying dividends to shareholders out of pre-restructure profits of MBL and its subsidiaries.

- The ability of MGL to frank its dividends pursuant to Australia dividend imputation system has been confirmed by the ruling received from the Australian Taxation Office (ATO) although there remains a risk that in certain circumstances and in the absence of changes to international accounting standards MBL may not be able to frank distributions unless they are sourced from the pre-restructure profits and reserves of MBL and its subsidiaries.

- Shareholders should be entitled to claim the franking credits for Australian tax purposes if they have held their MGL shares for 45 days 'at risk' since the implementation of the Proposed Transaction. In this regard a related disadvantage of the Proposed Transaction is that MBL/MGL intend to defer the interim dividend for the 2008 financial year from December 2007 to January 2008, providing shareholders the opportunity to satisfy any holding period requirement.

- The value of MBL/MGL shares is not likely to be materially effected by the implementation of the Proposed Transaction as compared to a status quo position.

- The Proposed Transaction should have no adverse implications for MBL's/MGL's future growth or share price volatility in comparison to a status quo position in which no restructuring is required.

- There is no increase in net debt.

- The Banking Group will continue to be regulated as an ADI by APRA. While APRA is still developing its policy framework for supervising NOHCs, MGL's capital position will be subject to interim arrangements as agreed with APRA[1].

- MBL does not expect any return of capital to investors as a result of the Proposed Transaction.

- Most MBL shareholders who receive MGL shares as part of the Share Scheme will receive roll over relief for Australian tax purposes, such that the Proposed Transaction should not trigger any Australian tax liability for those MBL shareholders.

- A foreign sale facility has been established for certain ineligible offshore shareholders.

- Most MBL optionholders may choose to receive roll over relief for Australian tax purposes in relation to options received as part of the Option Scheme.

[1] Refer to Appendix D to the Explanatory Memorandum.

- Optionholders prejudiced by the Proposed Transaction will be compensated by MGL.

*Disadvantages (not already referred to elsewhere)*

- MBL have estimated that the one-off costs associated with the Proposed Transaction are in the order of $27 million after tax, including stamp duty, tax, advisory fees, and the compensation of optionholders prejudiced by the Proposed Transaction referred to above.

- Neither MGL nor the Non-Banking Group will be an ADI. As such they will not benefit from the funding profile of an ADI and their funding costs are likely to increase. However we note that both MGL and the Non-Banking Group are expected to have an investment grade credit rating, one notch below that of MBL. MBL has estimated the on-going additional funding cost to MGL/Non-Banking Group based on the pro-forma financial position as at 31 March 2007 to approximate $19 million after tax, including the amortisation of the arranging fees in relation to funding for the Non-Banking Group.

- There is expected to be additional on-going costs associated with the administration of the new group structure in the order of less than $4 million per annum after tax.

- There remains residual risk that the implementation of the Proposed Transaction may not eventuate as anticipated, potentially exposing shareholders and optionholders to additional unforseen costs or other consequences.

*Other considerations*

- MBL will continue to be regulated as an ADI.

- There will be continuity between the MBL tax consolidated group pre-restructure and the MGL tax consolidated group such that the restructure of the Banking Group and the Non-Banking Group should not generally give rise to any adverse Australian income tax issues.

- The Proposed Transaction entails minimal disturbance to management, enabling them to concentrate on implementing their respective business strategies.

*Implications if the Proposed Transaction does not proceed*

- The status quo is not an option in order for MBL to pursue its current strategy for growth and comply with APRA's ADI regulations as they relate to non-ELE exposures. Should the Proposed Transaction not be approved, management would need to seek an alternative resolution such as those discussed earlier, none of which were considered as attractive as the implementation of a NOHC structure..

- The costs associated with bringing the Proposed Transaction to shareholders and optionholders will have been incurred without any benefits being derived.

- Additional costs would be incurred in formulating any alternative proposal (which may or may not need to be put before shareholders and optionholders for approval). Shareholders and optionholders would also be subject to further implementation risks associated with any alternative proposal.

## 2.3 *The Capital Reduction*

*Shareholders*

Based upon our approach in determining whether the Share Scheme is in the best interests of shareholders then, for the reasons set out above, we are of the view that the Capital Reduction is fair and reasonable to shareholders.

*Creditors*

In forming our opinion on the Capital Reduction, we have been instructed by MBL to assume that the Capital Reduction will be implemented at a time when MBL has been separated into the Banking Group and the Non-Banking Group in the manner contemplated in the Explanatory Memorandum. Therefore we have considered the interests of those MBL creditors which will remain creditors of MBL after the implementation of the Proposed Transaction. The principal matters which we have considered in determining that the Capital Reduction will not materially prejudice MBL's ability to pay these creditors include:

- our analysis of the Proposed Transaction, as summarised above
- after the Proposed Transaction and Capital Reduction, the Banking Group will remain a substantial business:
- the 'Tier 1' capital ratio (refer section 7.2) remains well above MBL's regulatory requirement
- the total capital ratio remains well above MBLs regulatory requirement
- MBL's expected short and long term credit ratings will be identical before and after the Proposed Transaction and Capital Reduction.

We have not considered those MBL creditors that are transferred to the Non-Banking Group upon implementation of the Proposed Transaction.

## 2.4 *General Advice*

This advice has been prepared for those parties entitled to vote on either the Share Scheme, the Option Scheme or the Capital Reduction. In forming our opinion on:

- the Proposed Transaction, we have considered the interests of the MBL shareholders as a whole and the MBL optionholders as a whole
- the Capital Reduction, we have considered the interests of the MBL shareholders as a whole and those creditors of MBL that will remain creditors of MBL after the separation of MBL into the Banking Group and the Non-Banking Group.

The advice does not consider the financial situation, objectives or needs of individual MBL shareholders or optionholders. It is neither practical or possible to assess the implications of the Proposed Transaction on individual MBL shareholders or optionholders as we do not know their specific financial circumstances.

The decision of MBL shareholders or optionholders as to whether or not to vote in favour of the Share Scheme or the Option Scheme (as appropriate) is a matter for individual MBL shareholders or optionholders respectively based on, amongst other things, their risk profile, location, liquidity preference, investment strategy and tax position. Individual MBL shareholders or optionholders should therefore consider the appropriateness of our opinion to their specific circumstances before acting on it.

As an individual's decision to vote for or against the proposed resolutions may be influenced by his or her particular circumstances, we recommend that individual shareholders consult their financial adviser.

This report has been prepared solely for the purpose of assisting MBL shareholders or optionholders in considering the Share Scheme, the Option Scheme or the Capital Reduction as appropriate. We do not assume any responsibility or liability to any other party as a result of reliance on this report for any other purpose.

### *2.5 Other*

Our opinion is based solely on information available as at the date of this report, as set out in Appendix 2. We note that we have not undertaken to update our report for events or circumstances arising after the date of this report other than those of a material nature which would impact upon our opinion.

All currency amounts in this report are denominated in Australian dollars unless otherwise stated.

This letter is a summary of KPMG's opinion as to the merits or otherwise of the Proposed Transaction and the Capital Reduction. This opinion should be read in conjunction with, and not independently of, KPMG's detailed report and appendices attached.

Yours faithfully

| | |
|---|---|
| Ian Jedlin | Michael Jones |
| Executive Director | Director |

**Contents**

**Financial services guide** .......... **12**
**3 The Proposed Transaction and Capital Reduction** .......... **14**
3.1 Introduction .......... 14
3.2 Mechanics of restructure .......... 16
3.3 Transfer of shares .......... 18
3.4 Cancellation of options .......... 19
**4 Basis of Assessment** .......... **19**
4.1 Technical requirements .......... 19
4.2 Factors considered in determining our opinion .......... 22
4.3 Disclosure of information .......... 22
4.4 Sources of information .......... 23
**5 Banking regulation** .......... **23**
5.1 Introduction .......... 23
5.2 APS 222 .......... 23
5.3 Financial system reform .......... 25
**6 Overview of MBL** .......... **25**
6.1 Business groups .......... 26
6.2 Management .......... 31
6.3 Financial information .......... 32
6.4 MBL strategy .......... 32
6.5 Capital structure .......... 35
6.6 Share market performance .......... 37
**7 Overview of the restructured MGL** .......... **38**
7.1 Introduction .......... 38
7.2 The restructured group .......... 39
**8 Evaluation of the Proposed Transaction** .......... **46**
8.1 Rationale .......... 46
8.2 Operational implications of the Proposed Transaction .......... 46
8.3 Financial implications of the Proposed Transaction .......... 49
8.4 Disadvantages of the Proposed Transaction .......... 51
8.5 Other factors .......... 54
8.6 Implications if the Proposed Transaction does not proceed .......... 54
**9 Evaluation of the Capital Reduction** .......... **54**
**10 Opinion on Proposed Transaction** .......... **56**
**11 Opinion on the Capital Reduction** .......... **58**
**Appendix 1 – Qualifications and declarations** .......... **59**
**Appendix 2 – Source of information** .......... **62**

## Financial services guide

Dated 10 September 2007

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# 3 The Proposed Transaction and Capital Reduction

## *3.1 Introduction*

The Proposed Transaction involves establishing a new listed entity, MGL, as the ultimate parent of the current MBL group of companies. The restructure will be implemented by:

- all MBL ordinary shares being transferred to MGL in consideration for the issue of an equal number of MGL ordinary shares
- all MBL options being cancelled in consideration for the issue of an equal number of MGL options.

Should the Proposed Transaction be approved by both shareholders and optionholders (collectively securityholders) and the Court, the structure of the conglomerate is anticipated to look as follows:

**Figure 1: NOHC structure**


Conglomerate
NOHC
Macquarie Group Limited
Allan Moss
Executive Committee
Allan Moss
Andrew Downe
Greg Ward
Kim Burke
Michael Carapiet
Nicholas Moore
Nick Minogue
Peter Maher
Richard Sheppard
Banking Group
Banking Holdco
Non-Banking Holdco
Macquarie Bank Limited
Investment Banking
Banking & Securitisation
Some equity market activities
Equity Markets
Offshore focused trading, introduction, arranging, structuring and related services
Financial Services
Some treasury & commodities activities
Funds Management
United States based broker dealer activities, Asian futures execution and clearing and Asian origination of treasury and commodity transactions
Real Estate
Treasury & Commodities

*Source: MBL*

In relation to the diagram above, we note:

- MGL will be a listed entity and will be listed on the securities market operated by ASX Limited (ASX).

- MBL, the current listed entity will become the head operating company for the Banking Group.
- Shared services such as risk management, corporate affairs and information services will be available to both the Banking and Non-Banking Group.
- Some assets associated with the investment banking operations may remain in the Banking Group (refer section 3.2).

The Proposed Transaction is conditional upon approval of the Capital Reduction and incorporates the following features:

- MGL will be authorised to operate as a regulated entity by APRA.
- MGL will comprise both a Banking Group (including MBL) and a Non-Banking Group:
  - both groups of legal entities will be owned by MGL
  - the legal entities used by Macquarie's various business units will be located in either the Banking or Non-banking Groups of subsidiaries, thus ensuring clarity as to (i) where the various business lines are conducted and (ii) the risk profile of each group of subsidiaries
  - the Banking Group will continue to be subject to APRA regulation as an ADI
  - MGL will be a regulated entity for APRA purposes
  - MGL will be subject to fewer prudential requirements (by virtue of its limited activities) and less intensive supervision by APRA than if it were a bank and, other than certain badging and disclaimer requirements, no ADI prudential standards will apply to the Non-Banking Group
  - the capital adequacy requirements for an ADI (which presently apply to the entire business) will, as noted above, continue to apply to MBL but will be supplemented by separate capital requirements for the NOHC to hold sufficient capital for the group
  - APS 222 will predominately not apply to MGL or the Non-Banking Group
  - where any financial or other linkages exist between legal entities in each group, these will generally be subject to arm's-length arrangements
  - MGL will be the sole provider of ordinary share capital for the Banking Group. MBL, may raise Residual Tier 1 Capital (Hybrid Capital) or Tier 2 Capital (refer section 7.2) from either MGL or directly from parties outside the conglomerate group.

- The NOHC will engage in the following activities:
  - providing ordinary equity and debt funding to group companies
  - raising funds to conduct its own limited activities and the activities of group entities
  - investing funds (e.g. surplus capital) on behalf of other group companies
  - providing guarantees as permitted by APRA
  - managing the risks associated with MGL's funding and lending activities
  - holding physical and intellectual property used by group companies
  - providing other group wide services.
- the Banking Group will be able to function as a separate legal group, capable of identifying at all times its assets and liabilities, revenues and expenditures, and its risk profile, separate from the rest of MGL.
- governance arrangements will be established such that the operations of the Banking Group (including the ADI) will be distinguishable from those of the Non-Banking Group and MGL. Most importantly, the compliance framework proposed will enable clients to identify clearly their dealings with the Banking Group and the Non-Banking Group.

Immediately after the Proposed Transaction, and conditional upon the Proposed Transaction being implemented, MBL will undertake the Capital Reduction whereby:

- the capital of MBL is reduced by $3.0 billion
- the capital deducted from the capital base of MBL is transferred to MGL to capitalise the operations of the Non-Banking Group.

### *3.2 Mechanics of restructure*

The Proposed Transaction incorporates two inter-related transactions:

- the establishment of MGL as the head entity
- the establishment of a Non-Banking Group (by way of transfer of assets and entities from MBL).

*Establishment of MGL as the head entity*

The proposed mechanism by which MGL will become the ultimate parent company are two Schemes of Arrangement under Part 5.1 of the Act. A Scheme of Arrangement is a plan which, once approved, binds a company's members or creditors to some form of rearrangement of their rights and obligations. Importantly, the scheme will bind even those members or creditors who do not vote in favour of it. Separate schemes are required for shareholders and optionholders. The critical element of the Scheme of Arrangement procedure is the approval of the Share Scheme and the Option Scheme at meetings convened by the Court for that purpose.

*Establishment of a Non-Banking Group*

Certain assets and entities associated with the business units to be located in the Non-Banking Group (Transfer Assets) will be transferred from MBL. The potential broad types of assets include:

- physical assets
- shares and securities in controlled entities
- contracts with third parties that contain benefits and/or burdens on each party
- financial products and securities in unaffiliated entities.

The transfer of Transfer Assets to the Non-Banking Group will be effected through a number of means, including:

- by simple transfer of shares in subsidiaries
- contract-by-contract novation (with counterparty consent).

However due to, amongst other reasons, certain administrative complexities, it is highly likely that certain Transfer Assets will continue to reside in the new Banking Group (and not be transferred to the Non-Banking Group).

*Capital Reduction*

Following the Proposed Transaction, MGL will comprise a Banking Group and a Non-Banking Group, the latter of which will require capital to facilitate its on-going operations. It is proposed that immediately after the Proposed Transaction, and conditional upon the Proposed Transaction being implemented:

- the 'total equity' of MBL as reflected in the pro-forma balance sheet will be reduced from $7.5 billion to $4.4 billion, reflecting a capital reduction of $3.0 billion and a reduction in reserves of $0.1 billion (reflecting the Non-Banking Group's share of MBL's reserves)
- the $3.0 billion capital reduction from MBL will be transferred to MGL
- MGL will use the funds to fund the operations of the Non-Banking Group
- the Non-Banking Group will use the funds as part of the consideration to acquire the businesses which will comprise the Non-Banking Group from MBL.

*Approvals*

At the date of this Report, MBL has obtained the following regulatory approvals:

- APRA authorisation of MGL as a NOHC
- ATO binding tax rulings confirming the application of amended Australian tax legislation to ensure there is continuity of the Australian tax consolidated group (refer section 5.3) to MGL and its Australian shareholders
- an ATO ruling to confirm that MGL is able to pay frankable dividends out of realised pre-restructure retained earnings and most reserves of MBL and MBL's subsidiaries
- various relief and confirmations from the Australian Securities and Investments Commissions (ASIC) and ASX
- tax rulings or other sufficient tax comfort in major jurisdictions to confirm, where appropriate, the taxation treatment of the various transactions proposed under the Schemes
- offshore regulatory consents relating to the re-structure (although consents for certain jurisdictions are yet to be finalised at the date of this report).

MBL has also applied for restructure approval from the Treasurer pursuant to section 36B of the Financial Sector (Business Transfer and Group Restructure) Act 1999, including a restructure instrument that provides relief from certain requirements of the Act. The Proposed Transaction is conditional upon receipt of this approval, in a form satisfactory to MBL. Accordingly, this Report has been prepared on the basis that such approval will be obtained.

MBL has advised us that:

- implementation of the Proposed Transaction will not proceed if the approval is not obtained
- it expects the Treasurers approval, in a form satisfactory to MBL.

We also note that MBL has received a draft class ruling confirming that Australian resident MBL shareholders who receive MGL shares as part of the Share Scheme will receive roll over relief for Australian tax purposes in respect of any gains derived or losses incurred by the Australian shareholder (subject to Court approval of the Share Scheme).

### *3.3 Transfer of shares*

Under the Share Scheme, each MBL shareholder (other than certain foreign shareholders) will transfer his or her MBL ordinary shares to MGL. In consideration for this transfer, MGL will issue an equal number of shares to the outgoing MBL shareholders.

Restrictions in certain foreign jurisdictions make it impractical or unlawful to issue MGL shares to MBL shareholders in those countries. MBL shareholders who are residents of those jurisdictions will not be eligible to participate in the Share Scheme. They will automatically participate in the foreign sale facility[2].

Immediately prior to the implementation of the transfer of MBL shares under the Share Scheme, MBL shares held by ineligible foreign shareholders will be transferred to a sale facility agent without the need for any further action by foreign shareholders (MBL will have been appointed as the attorney of foreign shareholders under the Share Scheme). The sale facility agent will then participate in the share scheme in respect of those MBL shares and receive MGL shares. These MGL shares will subsequently be sold by the sale facility agent and the sale proceeds distributed to ineligible foreign shareholders.

### *3.4 Cancellation of options*

If the Proposed Transaction is approved, all MBL options will be cancelled in consideration for the issue of an equal number of MGL options on equal terms.

## 4 Basis of Assessment

This Report has been prepared by KPMG for inclusion in the Explanatory Memorandum to accompany the notice of meeting to be sent to the MBL shareholders and/or optionholders in relation to meetings to be held on or around 25 October 2007. The purpose of the meetings is, amongst other things, to seek shareholder and optionholder approval for the Share Scheme and the Option Scheme respectively as well as shareholder approval for the Capital Reduction.

### *4.1 Technical requirements*

*Proposed Transaction*

An independent expert report prepared for the purpose of a Scheme of Arrangement between a company and its shareholders should be prepared in accordance with Section 411 of the Act and the guidance provided by ASIC. Section 411(3) of the Act requires that an explanatory statement issued in relation to a proposed scheme of arrangement under Section 411 of the Act include information that is material to the making of a decision by a creditor or member as to whether or not to agree with the relevant proposal.

Part 3 Schedule 8 of the Corporations Regulations specifies that the information to be lodged with ASIC must, where the parties to the reconstruction have common directors, include a report prepared by an expert stating whether, in the expert's opinion, the proposed scheme of arrangement is in the best interests of the members of the body as a whole and setting out the expert's reason(s) for forming that opinion.

Policy Statement 75 "Independent Expert Reports to Shareholders", issued by ASIC, indicates the principles and matters which it expects a person preparing an expert report for inclusion in an explanatory statement to consider in determining whether the Scheme of Arrangement is "in

---

[2] MBL have advised us that a relatively small number of shareholders will be impacted in this way.

the best interests of the members". With respect to determining the meaning of "in the best interests" paragraph 6 of Policy Statement 75 states:

"Fair and reasonable" should be taken as a reference to "in the best interests of the members".

Whilst this does not indicate that ASIC considers "fair and reasonable" to have the same meaning as "in the best interests of members" we consider that an analysis undertaken under the concepts of "fair" and "reasonable" as expressed in Policy Statement 75 is consistent with determining whether a proposal is "in the best interests of members".

As to the concepts of "fair" and "reasonable", Policy Statement 75 requires a separation so that both concepts must be addressed and concluded upon separately in the expert's report. Policy Statement 75 indicates that an offer should be considered "fair" if the value of the consideration is equal to or greater than the value of the securities that are the subject of the offer. The offer should be considered "reasonable" if it is "fair".

In the case where an expert forms the opinion that the offer is not "fair", the expert may still form the opinion that the proposed transaction is "reasonable" because of other relevant factors.

In the present circumstances we are of the view that, given the effect of the Proposed Transaction, a valuation of MBL (as contemplated by the consideration of 'fairness') is not required as:

- the ultimate impact of the Proposed Transaction is that the relative ownership interests of shareholders and optionholders in MGL will not change as a consequence of the implementation of the Proposed Transaction[3]
- the purpose of the Proposed Transaction is primarily to:
  - provide MGL with the flexibility to continue to pursue growth in the regions and markets in which it operates
  - enable the Banking Group to comply with APRA's ADI regulations as they apply to non-ELE exposures
  - enable the Banking Group and the Non-Banking Group to pursue their respective strategic objectives and business plans
- MBL's strategic focus and direction, as compared to the status quo, is not altered by the implementation of the Proposed Transaction.

Further, based upon the above, we are also of the view that the value of MBL/MGL shares is not likely to be materially effected by the implementation of the Proposed Transaction. Therefore, in considering whether the Proposed Transaction is in the best interests of the MBL

[3] Other than with respect to ineligible overseas shareholders, who will be cashed out after the transaction date.

shareholders and optionholders, KPMG has considered the reasonableness of the Proposed Transaction having regard to its advantages and disadvantages. Consequently, KPMG's opinion is necessarily based upon its judgement rather than specifically quantifiable benefits and reflects its view as to the implications of the Proposed Transaction to MBL shareholders and optionholders.

*Capital Reduction*

Section 256B of the Act allows a company to reduce its share capital by way of a capital reduction where the reduction:

- is fair and reasonable to the company's shareholders as a whole
- does not materially prejudice the company's ability to pay its creditors
- is approved by shareholders under Section 256C.

There is no mandatory requirement for an independent expert report to be prepared in relation to a capital reduction. In forming our opinion as to whether the proposed capital reduction is fair and reasonable to shareholders, we have relied upon our analysis undertaken as to whether the Proposed Transaction is in the best interests of shareholders.

In forming our opinion that the Capital Reduction does not materially prejudice MBL's ability to pay its creditors, we have had primary regard to MBL's ongoing ability to meet its creditor obligations. In this regard we have considered the likelihood of a material adverse event occurring and whether if such an event occurred, the Capital Reduction would materially prejudice the MBL's ability to pay its creditors, including depositholders. We note that MBL have advised us that no cross guarantees will exist between MBL and MGL.

In forming our opinion on the Capital Reduction, we have been instructed by MBL to assume that the Capital Reduction will be implemented at a time when MBL has been separated into the Banking Group and the Non-Banking Group in the manner contemplated in the Explanatory Memorandum. Therefore we have considered the interests of those MBL creditors which will remain creditors of MBL after that separation has occurred.

## 4.2 *Factors considered in determining our opinion*

In forming our opinion in relation to the Share Scheme, we have considered the following issues:

- the reasons for MBL entering into the Proposed Transaction, including pursuing its current strategy for growth and compliance with APRA's ADI regulations as they apply to non-ELE exposures
- the financial implications on the operations of MBL if the Proposed Transaction proceeds, including:
  - the effect on dividends attributable to existing shareholders
  - capital adequacy requirements
- other factors associated with the Proposed Transaction, including the potential taxation consequences for MGL as well as the existing MBL shareholders and optionholders
- the implications for MBL shareholders if the Proposed Transaction is not implemented.

In forming our opinion in relation to the Option Scheme, we have considered the following:

- those issues impacting shareholders (as set out above) to the extent that they also relate to optionholders
- any other issues which may relate only to optionholders.

As the Proposed Transaction is designed to enable MBL/MGL to pursue the current strategy as well as comply with relevant APRA (and other) regulations, rather than achieve the desired outcomes through a change in strategy, we do not believe it is appropriate for our opinion to focus on the MBL share price or movements therein.

## 4.3 *Disclosure of information*

In preparing this Report, KPMG has had access to all financial information considered necessary in order to provide the opinion requested. MBL has requested KPMG limit the disclosure of some commercially sensitive information relating to MBL and its subsidiaries. This request has been made on the basis of the commercially sensitive and confidential nature of the operational and financial information of the operating entities comprising MBL.

The disclosure of information in this report has been limited to the type of information that is regularly placed into the public domain by MBL.

### *4.4 Sources of information*

In preparing this report and arriving at our opinion, we have considered the information detailed in Appendix 2 of this report.

We note that an important part of the information base used in forming an opinion of the kind detailed above is comprised of the opinions and judgements of management. This type of information has been evaluated through analysis, enquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

The statements and opinions expressed in this report are made in good faith and have been based on information available as at the date of this report. On completion of our review, as outlined in the paragraph above, we believe the information to be reliable, accurate and prepared by MBL on a reasonable basis. We have relied upon the information set out in Appendix 2 and have no reason to believe that any material factors have been withheld from us. We have not performed anything in the nature of an audit or financial due diligence on the information provided for this opinion. No warranty of accuracy or reliability is given by KPMG or its affiliated companies and their respective offices and employees in relation to this information.

Our opinions are based on prevailing market, economic and other conditions at the date of this report. Conditions can change over relatively short periods of time. Any subsequent changes in these conditions could impact upon our opinion. We note that we have not undertaken to update our report for events or circumstances arising after the date of this report other than those of a material nature which would impact upon our opinion.

## 5 Banking regulation

### *5.1 Introduction*

As previously noted, the underlying rationale for proposing the restructure of MBL is to provide MGL with the flexibility to continue to pursue growth in the regions and markets in which it operates and facilitate compliance with APRA ADI regulations (specifically non-ELE exposures). In order to understand this increased flexibility, we believe it is necessary to understand the current regulatory framework under which MBL is operating.

### *5.2 APS 222*

MBL is currently regulated as an ADI and as such must meet the regulatory requirements as outlined in the prudential standards, including those relating to capital adequacy. APRA is charged with regulating financial institutions, including ADIs, and for developing administrative practices and procedures (e.g. prudential standards) to give effect to its regulatory role, in a manner that balances financial safety and efficiency, competition, contestability and competitive neutrality. In this context, deposit-taking institutions are regulated by APRA under a single licensing regime. The Banking Act 1959 gives APRA power to authorise and revoke authorities of ADIs, to make prudential standards or issue enforceable directions, and to inspect ADIs. In addition, ADIs which are permitted to accept retail deposits are covered by the 'depositor protection' provisions of the Banking Act 1959. These provisions provide APRA with the power to act in the interests of depositors, including the power to appoint a statutory manager to an ADI in difficulty to take control of the institution.

As mentioned previously, in the absence of the cap on its intra-group exposure limit one particular standard, APS 222 would likely restrict the ability of MBL to continue expanding at current growth rates. Central to the standard is the exposure of the ADI to non-ELEs, being those entities that are not able to be classified as part of the overall corporate structure and so are not exempt from the intra-group exposure limits prescribed by APRA for ADI's. The key principles of APS 222 are:

- An ADI should not be vulnerable to related entities through unlimited exposures or cross defaults.
- There should be no confusion in the minds of external parties as to which entities are part of the ADI group and which are not.

Pursuant to APS 222, the exposure of an ELE to a non-ELE is limited to an aggregate amount of 35 percent of the core capital base (refer section 7.2). APRA's prior approval is required for proposed exposures in excess of this limit and such approval will only be granted in exceptional circumstances.

Having regard to the above, APRA's non-ELE rules act to limit the ability of an ADI to conduct business in subsidiaries. Much of MBL's growth is generated by businesses that are non-ELE:

- Trading entities, because they have significant external liabilities
- Brokers, because of the settlement period (usually three days)
- Most businesses which are set up offshore and needs to be established as a subsidiary for tax or local regulatory reasons
- Funds management and securitisation management entities
- Seed assets, which are generally acquired using external debt or which have existing external debt
- Any operating business established in a subsidiary which will have external funding.

For each of the above reasons, APRA's rules are likely to act to limit the future growth of MBL as it is currently structured. By establishing a NOHC, only the Banking Group will continue to be regulated as an ADI and therefore be required to comply with APS 222 other than in relation to certain badging and disclosure requirements. As a result of these changes the Non-Banking Group will no longer be required to comply with APS 222 and this will ultimately assist the business in continuing to grow whilst complying with the reduced APRA regulations for the Non-Banking Group.

## 5.3 *Financial system reform*

In 1996 the Wallis review into Australia's financial system infrastructure and regulatory regime was undertaken. It was a federal initiative and was undertaken by the Department of Treasury. One of the recommendations emanating from the review was that NOHCs should be permitted subject to meeting certain requirements, the structure must satisfy APRA in the following areas:

- capital adequacy
- management: associations with related entities
- reporting of intra-group activities
- independent board representation on subsidiary entities.

In June 2007 the Federal Government passed legislation that addresses the issues related to forming a NOHC under the current corporations and taxation legislation thereby facilitating the Proposed Transaction[4]. In particular, the FSLAR Act addresses issues pertaining to pre-acquisition profits and any impairment losses when considering post-acquisition profits available for distribution. The FSLAR Act received Royal assent in July 2007 and is operative from 1 July 2007.

Further, Parliament has amended Australian tax legislation to cover a number of issues pertaining to the implementation of a NOHC structure. Under this legislation (and associated tax rulings obtained by MBL from the ATO and pending from the Treasurer):

- following the insertion of the NOHC, the Australian tax consolidated group should continue as an existing tax consolidated group for Australian income tax purposes such that the restructure of the Banking Group and the Non-Banking Group should not generally give rise to any adverse Australian income tax issues
- Most MBL shareholders who receive MGL shares as part of the Share Scheme will receive roll over relief in respect of any gains derived or losses incurred (we note that most MBL optionholders may choose to receive roll over relief in relation to options received as part of the Option Scheme)
- MGL will be able to pay frankable distributions out of recognised pre-restructure retained earnings and most reserves of MBL and its subsidiaries.

## 6 Overview of MBL

MBL is an Australian financial group, primarily involved in providing investment banking and financial services such as investment products, merger and acquisition advisory and fund management services. MBL is headquartered in Sydney, Australia and employs over 10,000

[4] The Financial Sector Legislation Amendment (Restructures) Act 2007 (the FSLAR Act).

people. The company is listed on the ASX and had a market capitalisation of $19.4 billion as at 7 September 2007.

For the year ended 31 March 2007, the company reported total operating income of $7.2 billion and profit after income tax attributable to MBL ordinary shareholders of $1.5 billion. International income (excluding earnings on capital) contributed 55 percent of MBL's operating income in the year ended 31 March 2007.

### *6.1 Business groups*

MBL organises its activities into seven operating groups, specialising in defined product or market sectors. These groups are:

- Investment Banking
- Treasury and Commodities
- Equity Markets
- Real Estate
- Banking and Securitisation
- Financial Services
- Funds Management.

Set out in the table below is the relative contribution of each operating group to MBL's overall performance for the years ended 31 March 2006 and 2007. In this regard we note that from 1 April 2007, the Banking and Property Group became two separate groups: Real Estate and Banking and Securitisation.

**Table 1: Contribution by operating group**

| For the financial year ended 31 March | 2006 | 2007 |
|---|---|---|
| Operating group | % | % |
| Investment Banking | 58% | 58% |
| Treasury and Commodities | 16% | 14% |
| Equity Markets | 11% | 9% |
| Banking and Property | 9% | 15% |
| Financial Services | 4% | 3% |
| Funds Management | 2% | 1% |
| Total | 100% | 100% |

*Source: MBL Management Discussion and Analysis March 2007*

In relation to the above we note that contributions are derived from management accounts and should be taken as a guide only. The figures are based upon contributions before income tax and include certain internal management charges but exclude earnings on capital and certain corporate costs not recharged to business groups as well as the staff profit share.

Set out below is a summary of the operations underlying each operating group. In preparing these summaries we have focused predominately upon the IBG as this is the business group from which most businesses will be transferred from MBL to the Non-Banking Group of MGL upon the implementation of the Proposed Transaction.

*Investment banking*

The Investment Banking Group (IBG) combines MBL's stock broking, wholesale structuring, advisory and underwriting capabilities. The group offers services such as mergers and acquisitions, project financing, takeovers and corporate restructuring advice and specialised infrastructure fund management.

IBG includes four divisions, comprising:

- Corporate Finance
- Macquarie Securities
- Financial Products
- Macquarie Capital Finance.

The contribution of each of these businesses to IBG's result[5] for the year ended 31 March 2007 is illustrated in the diagram below.

**Figure 2: Composition of IBG's result for year ended 31 March 2007**


Macquarie Capital Finance 3%
Financial Products 5%
Macquarie Securities 16%
Corporate Finance 76%

*Source: MBL Management Discussion and Analysis March 2007*

A more detailed analysis of the components comprising IBG is set out below.

**Corporate Finance**

The Corporate Finance division of IBG initiates, structures, and executes a broad spectrum of transactions for corporate, institutional, and government clients. Corporate Finance is a global provider of corporate advice and services in relation to mergers and acquisitions, divestments, takeover responses, debt, equity and hybrid financing, capital management, structuring and project financing, and other strategic and financial issues.

The advisory team operates in over 20 countries and is able to source deal flow and assets for both third party clients and the business' funds management vehicles. In certain cases, MBL may acquire assets as principal investments. These assets are then packaged and offered to institutional or public investors or, where the business perceives investor demand, placed in new specialist funds, managed by Investment Banking Funds (IBF).

[5] Excluding earnings on capital but after directly attributable costs (including fee and commission expenses).

IBF manages both funds and businesses. The growth of the business has resulted from MBL being able to source continued deal flow such that IBF manages in excess of 100 assets in 25 countries. The major listed funds managed by IBF include:

- Macquarie Infrastructure Group, Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Media Group and Macquarie Capital Alliance Group, all listed on the ASX
- Macquarie Korea Infrastructure fund, listed on the London and Korean Stock Exchanges
- Macquarie Infrastructure Company, listed on the New York Stock Exchange
- Macquarie International Infrastructure Fund, listed on the Singapore Stock Exchange.

**Macquarie Securities**

Macquarie Securities is a full-service institutional stockbroker. It provides institutional stockbroking services and equities research coverage to institutional investors globally.

**Financial Products**

The Financial Products division of IBG is a leasing, wholesale and retail structured product business across a range of asset classes. A number of financial retail and high net worth funds and products are manufactured and distributed by this business in Australia and internationally. Financial Products also works closely with the Corporate Finance division in structuring transactions and in co-ordinating the distribution of equity.

**Macquarie Capital Finance**

The Macquarie Capital Finance division of IBG provides capital, finance and services to clients in a range of different industries in selected international markets. The business uses capital to acquire assets which are then managed and/or realised.

Macquarie Capital has 29 offices in 17 countries.

*Treasury and commodities*

The Treasury and Commodities Group (TCG) is involved in a broad range of financial markets trading and related activities in a growing number of markets. Activities range across foreign exchange, debt and futures, as well as agriculture, energy and metals. In particular we note the group:

- is an associate broker clearing member of the London Metals Exchange and a full member of the London Bullion Market Association

- provides 24-hour interbank price-making services in all currency pairs from one central dealing room in Sydney
- originates, arranges and places debt for clients and is active in primary and secondary markets for government, inflation-linked, corporate, global, mortgage and asset-backed securities
- manages the funding, liquidity and interest rate risk of MBL and is an active participant in global funding markets
- maintains Macquarie's relationships with international rating agencies
- provides MBL's central source of economic and financial trend analysis for clients and businesses within MBL.

*Equity markets*

The Equity Markets Group (EMG) undertakes MBL's equity derivatives activities and principal trading in global equity markets. The business originates equity-based financial solutions and products for retail, wholesale and institutional clients globally and also operates MBL's equity finance and hedge fund operations.

The majority of the business' income is generated overseas, with international income (excluding earnings on capital) representing more than 80 percent of total operating income[6].

*Real estate*

The Real Estate Group (REG) is a diverse, international business with a blend of real estate and financial expertise across a number of locations and products. It offers a number of services including real estate funds management, investment and development finance, wholesale equity raising, real estate development and development management, property securitisation, asset management, advisory and research. REG operates in more than ten countries.

*Banking and securitisation*

The Banking and Securitisation Group (BSG) brings together MBL's retail lending and banking businesses. BSG was formed in April 2007 when the Banking and Property Group was separated into Banking and Securitisation and Real Estate. The group is active in mortgages, securitisation, relationship banking, investment and consumer lending and credit cards. The group manages a loan and deposit portfolio in excess of $36 billion.

*Financial services*

The Financial Services Group (FSG) is the primary relationship manager for MBL's retail client base in Australia, New Zealand and Thailand. The group distributes financial services through a

---

[6] For the year ended 31 March 2007.

network of financial advisers and directly to individuals. Services include the distribution of the Cash Management Trust, Wrap and superannuation administration platforms, relationship management for 15,000 independent financial advisers throughout Australia, as well as stockbroking, private banking and wealth management. The group consists of two key Australasian-based divisions, Macquarie Adviser Services and Macquarie Private Wealth, which together service over 700,000 clients. In particular we note:

- Macquarie Adviser Services manages relationships with external financial intermediaries and provides sales service and product management of in-house and external products including retail superannuation and insurance. As at July 2007, this includes the $15.8 billion Macquarie Cash Management Trust and the Macquarie Wrap administration service which has in excess of $25 billion in funds under administration.

- Macquarie Private Wealth maintains direct relationships with over 240,000 clients.

*Funds management*

The Funds Management Group (FMG) is one of Australia's largest fund managers and provides an innovative range of investment solutions to superannuation funds, corporations, financial advisers, platforms and retail investors in Australia and internationally. It manages funds across the full spectrum of asset classes with $63.4 billion in assets under management at 31 March 2007.

## 6.2 Management

The current management structure of MBL is set out below.

**Table 2: MBL management structure**

| | | |
|---|---|---|
| **Non-Executive Chairman** | | |
| David S Clarke | | |
| **Managing Director and Chief Executive Officer** | | |
| Allan E Moss | | |
| **Board of Directors** | | |
| Allan E Moss, Managing Director | David S Clarke | |
| Laurence G Cox | H Kevin McCann | |
| Peter M Kirby | John R Niland | |
| Catherine B Livingstone | Helen M Nugent | |
| Peter H Warne | | |
| **Executive Committee** | | |
| Allan E Moss | Nicholas W Moore | Michael Carapiet |
| W Richard Sheppard | Nick R Minogue | |
| Andrew J Downe | Kim Burke | |
| Peter J Maher | Greg C Ward | |

*Source: MBL*

## 6.3 *Financial information*

In reports of this nature we would typically set out and discuss the financial performance and position of MBL. However, in the context of the Proposed Transaction:

- the ultimate impact of the Proposed Transaction is that the relative ownership interests of shareholders and optionholders in MGL will not change as a consequence of the implementation of the Proposed Transaction[7]
- the purpose of the Proposed Transaction is primarily to:
  - enable MBL to pursue its current strategy for growth
  - enable the Banking Group to comply with APRA's ADI regulations, particularly non-ELE exposures
  - enable the Banking Group and the Non-Banking Group to pursue their respective strategic objectives and business plans.

Accordingly, we have not incorporated detailed financial information relating to MBL in this report but have sought to identify how implementation of the Proposed Transaction is expected to impact certain aspects of MBL's financial information by considering MBL's financial statements as at 31 March 2007 with pro-forma accounts for the Banking Group and the Non-Banking Group.

Further, MBL is subject to the continuous disclosure requirements of the ASX. We are not aware of any announcement from MBL which would make an analysis of the pro-forma financial information based upon the 31 March 2007 financial statements misleading for the purposes of providing our opinions in this Report.

## 6.4 *MBL strategy*

MBL's 2007 Annual Review noted that its strategy is to expand selectively, seeking to only enter markets where their particular skills and expertise deliver real advantages to their clients. It also notes that the execution approach adopted allows flexibility to enter new sectors and/or regions as opportunities arise and to respond to the specialist requirements of individual markets. As a result, MBL now operates in Australia and New Zealand, Asia, Europe, Middle East and Africa and The Americas.

Over the period 2002 to 2007, MBL's strategy has delivered strong growth in earnings. In particular we note that while MBL's lending business remains important to the overall business model and it contributes strongly to profitability, the non-banking businesses are growing at a quicker rate.

---

[7] Other than with respect to ineligible overseas shareholders, who will be cashed out after the transaction date.

We summarise pre-tax profit by broad business line below.

**Figure 3: Profit before tax contribution[8]**


1,000
900
800
700
600
500
400
300
200
100
-
$ million
2002
2003
2004
2005
2006
2007
Asset and wealth management
Financial markets
Investment banking
Lending

*Source: MBL Financial Reports*

The above figure indicates strong growth in the asset and wealth management and investment banking segments over recent years. Importantly, these segments may contain non-ELEs and are also those that tend to operate with the least amount of capital as set out in Figure 4 below which shows that the total assets of the asset and wealth management and investment banking segments (as a proxy for total capital invested) is less than that for the financial markets and lending segments.

[8] 2005 figures have not been restated for the Australian equivalents of International Financial reporting Standards (AIFRS).

**Figure 4: Total assets contribution**[9]


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
$ million
2002
2003
2004
2005
2006
2007
Asset and wealth management
Financial markets
Investment banking
Lending

*Source: MBL Financial Reports*

MBL's strategy has also led to offshore expansion. In 2002, 22 percent of assets and 20 percent of revenues were generated outside Australia[10]. By 2007 these percentages had increased to 49 percent and 39 percent respectively as summarised in the figures below.

**Figure 5: Contribution to total revenue**[11]


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
19.6%
17.7%
22.3%
35.6%
34.3%
38.7%
80.4%
82.3%
77.7%
64.4%
65.7%
613%
2002
2003
2004
2005
2006
2007
Australia
Rest of world

*Source: MBL Financial Reports*

---

[9] 2005 figures have not been restated for AIFRS.

[10] MBL Financial Reports.

[11] 2005 figures have not been restated for for AIFRS.

**Figure 6: Location of total assets**


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
22.2%
33.1%
43.7%
40.7%
28.8%
48.7%
77.8%
66.9%
56.3%
59.3%
71.2%
51.3%
2002
2003
2004
2005
2006
2007
Australia
Rest of world

*Source: MBL Financial Reports*

Importantly, continuation of the current strategy would result in non-ELE exposures continuing to increase. We also note that the IBG creates significant non-ELE exposures through business activities such as:

- institutional stockbroking
- specialist funds management, including its holdings in managed funds (of which Macquarie Airports, Macquarie Communications, Macquarie Media and Macquarie Infrastructure Group are examples)
- holding 'seed' assets prior to them being placed in specialised funds.

The Proposed Transaction does not entail any alteration to MBL's strategy were the status quo position an option. Given some form of restructuring is required, the Proposed Transaction facilitates MGL pursuing the strategy already formulated by MBL while also facilitating compliance with APRA regulations as appropriate for MGL, the Banking Group and the Non-Banking Group respectively.

## *6.5 Capital structure*

We summarise below details of MBL's shareholders and optionholders on the basis that these are the parties to whom we are reporting pursuant to the Share Scheme and the Option Scheme respectively.

*Share capital*

The spread of shareholders as at 1 September 2007 is set out below.

**Table 3: Spread of ordinary shareholdings as at 1 September 2007**

| Range of shareholdings | Shareholders | Shares | % of securities on issue |
|---|---|---|---|
| 1-1,000 | 91,048 | 27,504,979 | 10.15% |
| 1,001-5000 | 13,770 | 27,469,189 | 10.13% |
| 5,001-10,000 | 1,284 | 9,007,537 | 3.32% |
| 10,001-100,000 | 1,088 | 27,839,110 | 10.27% |
| 100,001 shares and over | 143 | 179,265,842 | 66.13% |
| **Total** | **107,333** | **271,086,657** | **100%** |

*Source: MBL Annual Review 2007*

*Options*

As at 1 September 2007, there were 39.8 million options on issue representing approximately 14.7 percent of the total issued shares of MBL. MBL has had an Employee Option Plan (the Plan) in place since 1995, with staff at Associate Director level and above able to participate. MBL allocates options to new Directors when they commence employment or are promoted to Director level, as well as allocates them annually to reward good performance. As at 31 March 2007 there were 2,099 participants in the Plan. The options are five year options over fully paid unissued ordinary shares in MBL and are issued at no consideration with the exercise price set at the prevailing market price. The vesting rules of the options are as follows:

- for new starters, options vest in three tranches as to one third of each grant after the second, third and fourth anniversaries of the date of commencement of employment
- for existing employees, options vest in three tranches as to one third of each grant on 1 July two, three and four years after the allocation of the options.

Further, employees may only deal in an MBL security during designated staff trading windows and vested options can only be exercised by Executive Directors if certain performance conditions are satisfied.

## 6.6 *Share market performance*

MBL's history and volume of trading for the period from 3 July 2006 to 14 August 2007 is set out below.

**Figure 7: Prices and volume of trading in MBL ordinary shares**


$100
$90
$80
$70
$60
$50
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
3/07/2006
3/08/2006
3/09/2006
3/10/2006
3/11/2006
3/12/2006
3/01/2007
3/02/2007
3/03/2007
3/04/2007
3/05/2007
3/06/2007
3/07/2007
3/08/2007
Volume
Price

*Source: Bloomberg LP*

There has been a general upward trend in the MBL share price over the period. This share price growth has been associated with strong earnings growth by MBL rather than any particular market re-rating (as at 30 June 2006, MBL's price earnings ratio was 16.6 times and as at 30 June 2007 the price earnings ratio was 14.4 times). Further, there were no specific news events on either 28 February 2007 or 22 May 2007 which may have led to the noticeable decline in the MBL share price on those days.

From late July 2007 the MBL share price, together with other ASX listed securities, has been impacted by concern in relation to exposure to the sub prime mortgage sector in the USA. While MBL shares were affected to a greater extent than other listed ASX shares, we note that the Proposed Transaction does not involve any greater exposure of MBL/MGL to the sub prime mortgage sector in the USA than is currently the case.

MBL's earnings growth can be broadly attributed to, amongst other factors:

- an overall strong financial performance by financial institutions generally
- strong equity markets over the period
- a strong deal flow for the IBG.

As indicated in Figures 5 and 6, as at 31 March 2007, almost 40 percent of MBL's revenues and 50 percent of MBL's assets were located offshore.

## 7 Overview of the restructured MGL

### *7.1 Introduction*

The status quo is not an option in order for MBL to pursue its current strategy for growth and comply with APRA's ADI regulations as they relate to non-ELE exposures. MBL presently operates in excess of APRA's normal non-ELE limits for ADIs, however it has sought and received advice from APRA providing a cap that is higher than the normal limit to its intra-group exposure limits pursuant to APS 222 and it currently operates under that cap. The cap is conditional upon MBL proceeding with a restructure.

Broadly, MBL could:

- change its strategy to fit within APRA's regulatory framework for an ADI
- change its structure to enable it to pursue the current strategy as well as comply with relevant APRA (and other) regulations.

MBL has chosen to pursue the latter option.

The restructure will result in the establishment of a Banking Group and a Non-Banking Group within MGL. The Banking and Non-Banking Groups will operate as separate sub-groups within the conglomerate with identifiable businesses, separate capital requirements and discrete funding programs. Corporate governance and policy framework will meet both the ADI and the NOHC requirements in APRA's guidelines.

In determining the split of businesses between the Banking and Non-Banking Groups under the NOHC, the following guidelines were set:

- MBL must comply with APRA's normal non-ELE limits post restructure.
- MBL and the NOHC/Non-Banking Group should each obtain appropriate short and long term credit ratings.
- Retention of the benefit of licensed bank status for those business groups that require it, for example the treasury and commodities and equity markets groups.
- Minimise management disruption and maintain existing business groupings where possible.
- Reduction of restrictions caused by banking regulations on businesses which are not traditionally banking in nature.

## 7.2 The restructured group

*Regulation*

MBL is currently regulated by APRA as an ADI. After the restructure:

- the Banking Group will continue to be regulated as an ADI and be subject to the full range of APRA banking regulations
- MGL will be authorised to operate as a NOHC by APRA and will be a regulated entity for APRA purposes (although we note that while APRA is still developing its NOHC regulatory regime, MBL has agreed a temporary NOHC regulatory framework with APRA)[12]
- no ADI prudential standards will apply to the Non-Banking Group other than certain branding and disclaimer requirements.

A summary of the APRA regulations applicable to each component of MGL after the Proposed Transaction is set out in section 3.7 of the Explanatory Memorandum. Shareholders and optionholders are directed to that section should they require a more detailed analysis of the particular APRA guidelines applying to each component of MGL after the Proposed Transaction.

*Governance*

The Proposed Transaction contemplates two head entity boards, one for MGL and one for MBL, (the ADI and head operational entity of the Banking Group). Both Boards will have common directors except the Board of the Banking Group will also include the Managing Director of the Banking Group.

The Board of the Banking Group will ultimately be responsible for the sound and prudent management of the regulated institution, with due consideration to the interests of depositholders. The Board and Executive Management team of the Banking Group will have responsibility for developing the Banking Group's business strategy and plan. The Banking Group Board will have authority for overseeing implementation of the approved plan.

[12] Refer to Appendix D to the Explanatory Memorandum.

After the Proposed Transaction, the Boards of MGL and the Banking Group will be as follows:

**Table 4: MGL Board structure**

| | |
|---|---|
| **Non-Executive Chairman** | |
| David S Clarke | |
| **Managing Director and Chief Executive Officer** | |
| Allan E Moss | |
| **Board of Directors NOHC** | |
| Allan E Moss, Managing Director | David S Clarke |
| Laurence G Cox | Peter M Kirby |
| H Kevin McCann | Catherine B Livingstone |
| John R Niland | Peter H Warne |
| Helen M Nugent | |

*Source: MBL*

**Table 5: MBL Board**

| | |
|---|---|
| **Non-Executive Chairman** | |
| David Clarke | |
| **Managing Director and Chief Executive Officer** | |
| W Richard Sheppard | |
| **Board of Directors** | |
| W Richard Sheppard, Managing Director | David S Clarke |
| Allan E Moss | Peter M Kirby |
| H Kevin McCann | Catherine B Livingstone |
| John R Niland | Peter H Warne |
| Helen M Nugent | Laurence G Cox |

*Source: MBL*

*Chairman*

It is proposed that David Clarke will be Chairman of MGL and the Banking Group.

*Chief Executive Officer arrangements*

The Banking Group Board will include the Banking Group Chief Executive Officer (CEO), Mr Richard Sheppard, who will:

- be different to the CEO of MGL
- not sit on the Board of MGL.

*Employees*

Currently MBL utilises over 60 legal entities to employ its staff worldwide. The primary reasons for using multiple entities are:

- Employment or tax laws requiring the employer to be a locally incorporated entity
- Local regulations (such as securities regulations) requiring staff performing regulated activities be employed by the relevant regulated entity.

Post restructure:

- Banking Group staff will be employed by Banking Group entities
- Non-banking staff and those associated with group-wide services will be employed:
  - by a NOHC service company in Australia
  - by other Non-Banking Group companies offshore
- where appropriate, offshore staff will be employed by designated employment companies in each jurisdiction.

*Financials*

The financials of the NOHC will combine the financials for the Banking Group and the financials for the Non-Banking Group. Pro-forma financial information is detailed in section 4.2 of the Explanatory Memorandum[13] and summarised below:

[13] We specifically direct readers to section 4.2 of the Explanatory Memorandum detailing the basis of preparation of the pro-forma financial statements.

**Table 6: Key financial data - post restructure**

| Key financial data | Current | Pro-forma | | |
|---|---|---|---|---|
| | MBL | Banking Group | Non-Banking Group | Consolidated MGL |
| as at 31 March 2007 | $bil | $bil | $bil | $bil |
| Total assets | 136.4 | 120.3 | 18.4 | 138.7 |
| Total liabilities | 128.9 | 115.9 | 15.2 | 131.2 |
| Total equity | 7.5 | 4.4 | 3.2 | 7.5 |
| Due from banks | 6.1 | 4.2 | 4.2 | 8.4 |
| Loan assets | 45.8 | 43.0 | 2.8 | 45.8 |
| Debt issued | 51.4 | 42.9 | 1.7 | 53.7 |
| Operating income | 7.2 | 3.3 | 3.9 | 7.1 |
| Profit before income tax | 1.9 | 0.7 | 1.2 | 1.9 |
| Profit attributable to ordinary equityholders | 1.5 | 0.6 | 0.9 | 1.4 |

*Source: MBL*

In relation to the table above, it is noted:

- The pro-forma column will not equate to the sum of the Banking Group and the Non-Banking Group as we have excluded MGL (standalone) and consolidation adjustments from our analysis. Readers are directed to section 4.2 of the Explanatory Memorandum for a complete post Proposed Transaction consolidation.
- The financial information has been adjusted to reflect the separation of funding and capital that will occur as part of the restructure:
  - the Non-Banking Group will fund itself independently of the Banking Group via MGL
  - on 20 August 2007 MBL announced that debt facilities amounting to $8 billion had been arranged to facilitate the implementation of the Proposed Transaction. These facilities form part of the restructure financing plan to enable the Non-Banking Group to acquire its constituent businesses from MBL (Financing Plan) which will then retire debt as part of its on-going capital management strategy
  - the Capital Reduction also forms part of the Financing Plan
  - further adjustments have also been incorporated into the post restructure financial information to reflect the funding provided by MGL to the Banking Group non-ELE subsidiaries.
- Net debt (being debt issued less due from banks) remains at $45.3 billion after implementation of the Proposed Transaction.
- The final Banking and Non-Banking Groups post restructure will also include factors that are not represented in the March 2007 financials. Already known or anticipated post balance date events include:

- subsequent events including new business activities, the placement of $750 million of additional ordinary share capital in May 2007 and the payment of the 2007 final dividend

- the possible defeasance of profit share liabilities from the Banking Group, and the transfer of related tax balances.

- Post the restructure there will be two funding vehicles, MGL and MBL. Funding already raised by MBL will not be transferred to MGL. Further, MGL will provide funding to the Non-Banking Group and Macquarie International Finance Limited (MIFL), and MIFL will operate as an internal funding conduit to facilitate the funding of non-ELE business activities retained in the Banking Group. In the near term MIFL intends to repay existing bank facilities and allow the outstanding $250 million December 2008 bond to mature, and post the maturity of its external liabilities MIFL will be internally funded.

*Capital adequacy and prudential regulation*

For supervisory purposes, capital is disaggregated into two tiers. Tier 1 (or core) capital comprises the highest quality capital elements and includes paid-up ordinary shares, non-repayable share premium account, general reserves, retained earnings, noncumulative irredeemable preference shares and minority interests in subsidiaries. Tier 2 (or supplementary) capital, represents other elements which fall short of some of the characteristics of core capital but which contribute to the overall strength of a bank as a going concern.

Tier 2 capital is, in turn, divided into two further tranches, reflecting differing degrees of 'permanence' associated with the respective capital instruments. Upper Tier 2 capital comprises general provisions for doubtful debts, asset revaluation reserves, cumulative irredeemable preference shares, perpetual subordinated debt, and mandatory convertible notes and similar capital instruments. Lower Tier 2 capital is ranked behind upper Tier 2 capital and comprises limited life redeemable preference shares and term subordinated debt. Lower Tier 2 capital cannot exceed 50 percent of Tier 1 capital and total Tier 2 capital cannot exceed core capital.

In line with international capital standards Australian banks are required to maintain a ratio of capital to risk-weighted assets of not less than 8 percent, with at least 4 percent in core capital. We also note that APRA may increase these ratios for individual regulated entities as appropriate.

Having regard to the above, the objectives of both the MGL and the Banking Group capital management plans are to facilitate:

- MGL, the ADI stand-alone and the ADI Group maintaining sufficient capital in excess of existing risk (economic capital), regulatory and rating agency requirements to support future business growth, strategic flexibility and meet shareholders' returns expectations.

- Any regulated subsidiary or subsidiary sub-group maintaining sufficient capital in excess of existing risk (economic capital) and regulatory requirements to support future business growth.

Set out in the table below is the current MBL Group and pro-forma Banking Group capital adequacy calculations for March 2007.

**Table 7: Capital adequacy calculations post-restructure**

| As at 31 March 2007<br>$ bil | MBL Actual | Banking Group Pro-forma |
|---|---|---|
| Shareholder funds and retained earnings | 6.0 | 2.7 |
| Hybrid equity | 1.2 | 0.7 |
| Gross tier 1 | 7.2 | 3.4 |
| Tier 1 deductions | (1.3) | (0.4) |
| Tier 1 net of deductions | 5.9 | 3.0 |
| Hybrid equity | - | 0.6 |
| Other total (tier 2) capital | 0.2 | 0.2 |
| Subordinated debt | 2.7 | 1.5 |
| Total capital deductions | (2.7) | (0.6) |
| Total capital net of deductions | 6.1 | 4.7 |
| Risk weighted assets | 39.4 | 31.2 |
| Tier 1 ratio | 15.0% | 9.7% |
| Total capital ratio | 15.5% | 15.2% |

*Source: MBL*

In relation to the table above, it is noted:

- The calculations reflect the transfer to the Non-Banking Group of:
  - $0.9 billion in Tier 1 deductions
  - $2.1 billion in total capital deductions
  - $8.2 billion in Risk Weighted Assets[14].
- APRA is still developing its policy framework for supervising NOHCs. The new prudential standards, including those for capital, are expected to be brought into force in 2009 at the earliest. In the interim, MGL's capital position will be subject to interim arrangements as agreed with APRA. MBL have agreed with APRA that:

[14] Assets are weighted for credit risk according to a formula used by the Reserve Bank. On and off-balance-sheet items are weighted for risk, with off-balance-sheet items converted to balance-sheet equivalents (using credit-conversion factors) before being allocated a risk weight. Notes, coins and gold carry a zero risk weighting while loans to companies or individuals carry a 100 percent risk weighting.

  - the ADI will be required to continue to comply with all APRA prudential requirements, including those related to capital requirements
  - the NOHC will hold capital sufficient to cover the risks associated with the Non-Banking Group, excluding any inter-group diversification benefits, as determined by MGLs economic capital modelling
  - the NOHC itself will hold prudential capital against any activities it conducts which would require prudential capital to be held if it were an ADI (immediately after implementation of the Proposed Transaction this is expected to be nil). Such prudential capital will be based on MGLs economic modelling.

- from the perspective of the restructured group as a whole, MGL should not be required to hold materially more or less capital than that which would be required to be held by MBL compared to the current position.
- MBL does not expect any return of capital to investors as a result of the Proposed Transaction.

*Credit rating*

Following the Proposed Transaction, the Directors of MBL have been notified by Standard & Poor's (S&P) and Moody's Investors Service (Moody's) and Fitch Ratings (Fitch) that the following ratings are expected to apply[15].

**Table 8: Credit ratings**

| | Short term | | | Long term | | |
|---|---|---|---|---|---|---|
| | S&P | Moody's | Fitch | S&P | Moody's | Fitch |
| Before the Proposed Transaction | | | | | | |
| MBL | A1 | P1 | F1 | A | A1 | A+ |
| MIFL[16] | A1 | P1 | F1 | A- | A2 | A |
| After the Proposed Transaction | | | | | | |
| MBL | A1 | P1 | F1 | A | A1 | A+ |
| MGL | A2 | P1 | F1 | A- | A2 | A |
| MIFL | A2 | P1 | F1 | A- | A2 | A |
| Non-bank holding company | A2 | P1 | F1 | A- | A2 | A |

*Source: Explanatory Memorandum*

In relation to the above we note that:

- MBL is expected to maintain its current credit rating

[15] Refer to section 9.15 of the Explanatory Memorandum for an explanation of these ratings.

[16] Macquarie International Finance Limited (MIFL) is a separately rated special purpose vehicle established in 2004 to assist in funding MBL's non-ELE exposures.

- both MGL and the Non-bank holding company are expected to have investment grade credit ratings below that of MBL
- final ratings will be applied by the rating agencies upon completion of the Proposed Transaction.

## 8 Evaluation of the Proposed Transaction

### *8.1 Rationale*

The MBL business model is increasingly driven by growth offshore (as shown in Figures 5 and 6) and growth in non traditional banking activities. As such, MBL's strategy reflects the need for a flexible operating environment. In this regard, APRA regulations in relation to non-ELEs have the potential to constrain the scale and scope of activities which MBL, in its present form, can undertake and fund if headed by an ADI. In addressing these issues, MBL sought a solution which:

- facilitates MBL meeting its obligations to APRA
- establishes a framework within which MBL can evolve
- provides a framework which allows differing MBL businesses to operate under appropriate regulatory and operating environments to:
  - create the required flexibility to enable those businesses that will benefit from the removal of banking type regulatory constraints to do so
  - retain the benefits of the banking licence for those businesses that benefit from it
- minimises disruption to group culture and structure arising from any legal and regulatory change.
- importantly, if MBL wishes to pursue its current strategy for growth, the status quo is not an option. MBL presently operates in excess of APRA's normal non-ELE limits for ADIs, although MBL has sought and received advice from APRA providing a cap that is higher than the normal limit to its intra-group exposure limits pursuant to APS 222 and it currently operates under that cap. The cap is conditional upon MBL proceeding with a restructure. With this in mind, we understand that the Directors of MBL considered a range of options.

### *8.2 Operational implications of the Proposed Transaction*

*MBL/MGL strategy*

The Proposed Transaction does not entail any alteration to MBL's strategy were the status quo position an option. Given some form of restructuring is required, the Proposed Transaction facilitates MGL pursuing the strategy already formulated by MBL while also facilitating compliance with APRA regulations as appropriate for MGL, the Banking Group and the Non-Banking Group respectively.

*Provide an organisational structure that will support continued business growth*

In our opinion, the adoption of a NOHC structure provides MBL with on-going flexibility to pursue its strategic direction. That is:

- it allows MBL to continue to pursue growth in the regions and markets in which it operates
- it facilitates compliance with APRA's ADI regulations in relation to non-ELE exposures
- MGL will be subject to fewer prudential requirements (by virtue of its limited activities) and less intensive supervision by APRA than if it were a bank and, other than certain badging and disclaimer requirements, no ADI prudential standards will apply to the Non-Banking Group
- the capital adequacy requirements for an ADI (which presently apply to the entire business) will be replaced by capital requirements for the ADI, MGL and the Non-Banking Group
- APS 222 will predominately not apply to MGL or the Non-Banking Group except for certain badging and disclaimer requirements
- it allows those businesses which benefit from operating within an ADI to continue to do so.

After the Proposed Transaction, shareholders will own the same business as they currently own. In particular in this context we note that the businesses with the largest non-ELE exposures, wealth and asset management and investment banking, have historically generated the highest returns on invested capital as set out below (based upon the information set out in section 6.4).

**Figure 8: Pre-tax return on average assets**


14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2003
2004
2005
2006
2007
Asset and wealth management
Financial markets
Investment banking
Lending

*Source: KPMG Analysis of MBL Financial Reports*

Finally, the NOHC structure provides MBL with future capital flexibility, although the Directors of MBL have stated that the implementation of the NOHC structure will not result in any return of capital to investors.

*Change in risk profile*

While providing a framework that allows MBL to continue to grow as well as comply with APRA's ADI regulations pertaining to non-ELE exposures, the implementation of the Proposed Transaction may be considered by some investors and/or market observers to increase the risk profile of MBL. This may be due to MGL and the Non-Banking Group having lower credit ratings than that currently held by MBL[17] and the reduced APRA regulation applicable to the Non-Banking Group. However, we note that the existing MBL risk management framework will continue to apply to both the Banking Group and the Non-Banking Group (although we understand some small changes to the current framework are likely to occur reflecting the removal of most APRA regulations as they apply to ADIs from the Non-Banking Group). In this regard we would not expect the changes in the regulatory requirements for the Non-Banking Group to materially change the risk profile of the Non-Banking Group's businesses as a result of the Proposed Transaction.

In summary.

- MBL is expected to continue to operate with a credit rating at least equivalent to that it currently holds.

- After the implementation of the Proposed Transaction, MGL and the Non-Banking Group are expected to hold credit ratings less than that currently held by MBL although we also note that MGL and the Non-Banking Group are expected to hold credit ratings classified as investment grade.

- The existing risk management framework (albeit changed to reflect the removal of most APRA regulations as they apply to ADIs from the Non-Banking Group) will continue to operate.

After considering these factors, together with the discussion in the remainder of this Report, we are of the view that the risk associated with an investment in MBL/MGL should not materially change as a result of the implementation of the Proposed Transaction.

*Minimal disruption to culture and business approach*

As indicated in section 3.2, the establishment of the Non-Banking Group will necessitate the transfer of the Transfer Assets from MBL to the Non-Banking Group. In our view, to the extent that these transfers are able to be completed as part of the Proposed Transaction, there is likely to be minimal disruption to the on-going business operations of MBL. It is also likely to consume less managerial resources than any attempt to meet APRA's non-ELE regulations through 'small' on-going restructuring efforts. In effect, the Proposed Transaction provides a 'one off' significant restructuring with minimal disruption leaving management the ability to 'fine tune' the structure in the future if required.

---

[17] Refer to section 9.15 of the Explanatory Memorandum for an explanation of the various ratings.

## *8.3 Financial implications of the Proposed Transaction*

*Ability to continue paying dividends*

The restructure approval from the Treasurer will provide MGL the ability to continue paying dividends to shareholders out of pre-restructure profits of MBL and its subsidiaries. Further, the ability of MGL to frank its dividends pursuant to the Australian dividend imputation system has been confirmed by the ruling received from the ATO that MGL is able to pay frankable distributions out of those pre-restructure retained earnings and most reserves which are recognised in the financial statements of MBL and its subsidiaries as at the date of the restructure. In this regard we note that the ruling received from the ATO does not cover the possible eventuality of a future impairment to the value of either the Banking Group or the Non-Banking Group. In such circumstances, MGL will recognise a loss in its separate profit and loss account. While the approval from the Treasurer will enable a dividend to be paid out of capital in these circumstances, it is not frankable unless it is sourced from the recognised pre-restructure profits of MBL and its subsidiaries.

In the medium term this issue is expected to be addressed through changes in international accounting standards (refer section 8.4)

*Ability for Australian shareholders to utilise franking credits*

In order to be entitled to franking credits, shareholders will need to satisfy the '45 day' rule in relation to their new MGL shareholding. Their holding of MBL shares will not count towards this time hurdle and Australian income tax law does not provide for 'roll over relief' in relation to this rule. This impacts all shareholders but in particular those who:

- sell their MGL shares within 45 days after the implementation of the Proposed Transaction (that is, before 31 December 2007)
- have hedged more than 70 percent of the price risk.

Broadly, those shareholders who hold their MGL 'at risk' for 45 days after the implementation of the Proposed Transaction should be entitled to claim the franking credits attached to MGL dividends. In this regard MBL/MGL have deferred the interim dividend for the 2008 financial year from December 2007 to January 2008, providing shareholders the opportunity to satisfy the '45 day' rule.

*No increase in net debt*

On 20 August 2007 MBL announced that debt facilities amounting to $8 billion had been arranged to facilitate the implementation of the Proposed Transaction. The pro-forma financial information set out in Table 6 indicates that the implementation of the Proposed Transaction does not increase the net debt position of MGL as summarised below

**Table 9: Net debt position**

| Key financial data | Current | Pro-forma | | |
|---|---|---|---|---|
| | MBL | Banking Group | Non-Banking Group | Consolidated MGL |
| as at 31 March 2007 | $bil | $bil | $bil | $bil |
| Debt issued | 51.4 | 42.9 | 1.7 | 53.7 |
| Less due from banks | 6.1 | 4.2 | 4.2 | 8.4 |
| Net debt | 45.3 | 38.7 | (2.5) | 45.3 |

*Source: KPMG Analysis*

As noted previously, the pro-forma column will not equate to the sum of the Banking Group and the Non-Banking Group as we have excluded MGL (standalone) and consolidation adjustments from our analysis. Readers are directed to section 4.2 of the Explanatory Memorandum for a complete post Proposed Transaction consolidation.

In our opinion as net debt remains unchanged and we have considered the incremental on-going funding costs elsewhere in this report, the funding announced on 20 August 2007, of itself, is not a factor relevant to forming our opinion on the Proposed Transaction.

*Capital adequacy*

The Banking Group will continue to be regulated as an ADI by APRA. After completion of the Proposed Transaction:

- the Tier 1 capital ratio of the Banking Group (on a pro forma basis) is expected to decrease from 15.0 percent to 9.7 percent

- the total capital ratio of the Banking Group (on a pro forma basis) is expected to decrease from 15.5 percent to 15.2 percent

While APRA is still developing its policy framework for supervising NOHCs, MGL's capital position will be subject to interim arrangements as agreed with APRA.

MBL does not expect any return of capital to investors as a result of the Proposed Transaction.

*Roll over relief*

As previously noted:

- Parliament has introduced amendments to Australian tax legislation. Under this legislation (and associated rulings obtained by MBL from the ATO):

  - following the insertion of the NOHC, the MGL group should continue as an existing tax consolidated group for Australian income tax purposes

  - Australian resident MBL shareholders who receive MGL shares as part of the Share Scheme will receive roll over relief in respect of any gains derived by the Australian shareholder (we note that most Australian MBL optionholders may choose to receive roll over relief in relation to options received as part of the Option Scheme).

- ATO rulings have been obtained to confirm the application of the amended tax legislation to MGL and the shareholders.

Further, most, but not all, shareholders resident in the United Kingdom and the United States of America should not be subject to tax under the tax laws of their country of residence as a result of the Proposed Transaction. More details in respect of these shareholders are set out in sections 7.4 and 7.5 respectively of the Explanatory Memorandum.

*Foreign sale facility*

Restrictions in certain foreign jurisdictions make it impractical or unlawful to issue MGL shares to MBL shareholders in those countries. MBL shareholders who are residents of those jurisdictions will not be eligible to participate in the Share Scheme. They will automatically participate in the foreign sale facility.

*Compensation for optionholders*

In certain circumstances, optionholders prejudiced by the Proposed Transaction will be compensated by MGL.

### 8.4 Disadvantages of the Proposed Transaction

*One-off and ongoing restructure-related costs*

The establishment of MGL and the Non-Banking Group will result in shareholders incurring costs which they would not otherwise incur. Such costs comprise:

- the costs associated with bringing the Proposed Transaction to shareholders and optionholders
- on-going costs (discussed in the next sub-section).

As we have noted elsewhere, the 'status quo' is not an option for MBL and some form of additional costs would be incurred in complying with APRA's ADI regulations in any event. The Directors of MBL have estimated that the one-off costs associated with the Proposed Transaction are in the order of $27 million after tax. We note that this amount includes components relating to:

- stamp duty and tax
- advisory fees pertaining to the Proposed Transaction
- compensation of optionholders prejudiced by the Proposed Transaction.

*Increased on-going costs*

Increased on-going costs may comprise two components, those costs associated with the increased funding cost of MGL and the Non-Banking Group, including arranging fees and additional costs associated with any additional resources required to effectively administer the new structure.

- Neither MGL nor the Non-Banking Group will be an ADI, although MGL will be an APRA regulated entity. As such they will not benefit from the funding profile of an ADI and their funding costs are likely to increase. As previously stated:
  - the Banking Group, via MBL, is expecting:
    - an S&P rating of A (long term) and A1 (short term)
    - a Moody's rating of A1 (long term) and P1 (short term)
    - a Fitch rating of A+ (long term) and F1 (short term)
  - the NOHC/Non-Banking Group holding company is expecting:
    - an S&P rating of A- (long term) and A2 (short term)
    - a Moody's rating of A2 (long term) and P1 (short term)
    - a Fitch rating of A (long term) and F1 (short term).

  In combination with not being classified as an ADI, MGL and the NOHC/Non-Banking Group holding company will have lower credit ratings than MBL currently holds and MGL will hold longer term borrowings. MBL has estimated the on-going additional funding cost to MGL/Non-Banking Group based on the pro-forma financial position as at 31 March 2007 to approximate $19 million after tax, including the amortisation of arranging fees in relation to funding for the Non-Banking Group. In this context we note that in comparison to MBL's financing costs for the year ended 31 March 2007 of $3.9 billion, the additional funding costs of MGL/Non-Banking Group are relatively insignificant.

- MBL has estimated the on-going additional administrative costs to be in the order of less than $4 million per annum after tax which we do not consider material in the context of the overall operations of MBL/MGL.

*Residual implementation risk*

MBL's organisational structure is complex. MBL has:

- sought and received:
  - appropriate approvals and/or rulings from APRA, ASIC, ASX and the ATO

  - tax rulings or other sufficient tax comfort in major jurisdictions to confirm, where appropriate, the taxation treatment of the various transactions proposed under the Schemes

  - offshore regulatory consents relating to the re-structure (although consents for certain jurisdictions are yet to be finalised at the date of this report).

- sought appropriate approval from the Treasury.

- expended considerable resources ensuring the Proposed Transaction, if approved, would be implemented smoothly.

However, there remains residual risk that:

- those approvals sought, but not yet received, may not be provided in the form expected

- the implementation of the Proposed Transaction may not eventuate as anticipated, potentially exposing shareholders and optionholders to additional unforseen costs or other consequences.

*Other risks*

As previously noted, certain circumstances could act to limit MGLs ability to frank dividends other than those from the pre-restructure profits and reserves of MBL and its subsidiaries.

The International Accounting Standards Board (IASB) is addressing the circumstances in which a restriction on a companys dividend paying ability through a restructure as contemplated by the Proposed Transaction could occur and is expected to release an Exposure Draft (ED) addressing the accounting by the NOHC of its investments in the Banking Group and the Non-Banking Group. We understand that the ED should be available in late 2007.

Once issued, the ED will be subject to numerous comments and, depending on exactly how the IASB handles the issue, differing opinions may be put forward. Further, we understand that it is not presently clear whether the proposed ED will extend to intervening NOHCs or will only apply to the insertion of a group parent NOHC. Therefore, there is the potential that once the IASB releases an accounting standard dealing with the insertion of a NOHC and how that NOHC accounts for its investments in subsidiaries, a restriction on MGL's ability to pay dividends may be averted. However there remain a number of obstacles to be overcome before this outcome is realised.

### 8.5 *Other factors*

While not necessarily being perceived as advantages or disadvantages of the Proposed Transaction, we set out below other factors we have considered in forming our opinion.

*Existence of ADI*

While the Non-Banking Group will not be required to comply with APRA's ADI regulations (other than certain badging and disclaimer requirements) they will continue to apply to the Banking Group.

*Management and board*

The Proposed Transaction involves MBL being separated into a Banking Group and a Non-Banking Group. Management of MBL's business units will typically follow their respective group with group wide services being provided by MGL. The Proposed Transaction therefore entails minimal disturbance to management, enabling them to concentrate on implementing their respective business strategies.

### 8.6 *Implications if the Proposed Transaction does not proceed*

As previously noted, the status quo is not an option for MBL to pursue its current strategy for growth and comply with APRA's ADI regulations as they relate to non-ELE exposures. Should the Proposed Transaction not be approved, management would need to seek an alternative resolution. MBL has considered a number of alternatives, none of which were considered as attractive as the implementation of a NOHC structure.. Further, the costs associated with bringing the Proposed Transaction to shareholders and optionholders will have been incurred for no benefit and additional costs would be incurred in formulating any alternative proposal (which may or may not need to be put before shareholders and optionholders for approval). Finally, shareholders and optionholders would also be subject to further implementation risks associated with any alternative proposal.

## 9 Evaluation of the Capital Reduction

The Capital Reduction involves:

- The' total equity' of MBL being reduced from $7.5 billion to $4.4 billion, reflecting a capital reduction of $3.0 billion and a reduction in reserves of $0.1 billion (reflecting the Non-Banking Group's share of MBL's reserves)
- the $3.0 billion capital reduction from MBL being transferred to MGL
- MGL using the funds to fund the operations of the Non-Banking Group
- the Non-Banking Group using the funds as part of the consideration to acquire the businesses which will comprise the Non-Banking Group from MBL.

A reduction in a company's equity base has the potential to reduce a company's ability to meet its creditor obligations. In assessing whether the Capital Reduction will materially prejudice MBL's ability to pay its creditors, we have considered a series of financial ratios/statistics.

**Table 10: Impact of the Proposed Transaction and the Capital Reduction**

| | Existing MBL | Pro-forma Non-Banking Group | Pro-forma Banking Group |
|---|---|---|---|
| Net interest income ($ billion) | 0.7 | 0.1 | 0.6 |
| Total operating income ($ billion) | 7.2 | 3.9 | 3.3 |
| Operating profit before income tax ($ billion) | 1.9 | 1.2 | 0.7 |
| Net assets ($ billion) | 7.5 | 3.2 | 4.4 |
| Total liabilities ($ billion) | 128.9 | 15.2 | 115.9 |
| Total liabilities/ total shareholder funds (times) | 17.1 | 4.8 | 26.5 |
| Total liabilities/ total tangible assets (times) | 0.9 | 0.8 | 1.0 |
| Deposits/ total shareholder funds (times) | 1.6 | 0.1 | 2.8 |
| Tier 1 capital ratio | 15.0% | NA | 9.7% |
| Total capital ratio | 15.5% | NA | 15.2% |
| Short term credit rating (S&P/Moody's/Fitch) | A1/P1/F1 | A2/P1/F1 | A1/P1/F1 |

*Source: Explanatory Memorandum and KPMG Analysis*

We note that there will be no cross guarantees between MBL and MGL after implementation of the Proposed Transaction.

*Position of MBL's creditors*

Those creditors of MBL before the implementation of the Proposed Transaction who will remain as creditors of MBL after it is implemented include trade creditors, depositholders, Tier 2 capital holders and hybrid equityholders. In relation to these creditors we note:

- the Banking Group has a pro-forma operating profit before tax for the year ended 31 March 2007 of $0.7 billion (a decline from $1.9 billion)
- total liabilities, including deposits, as a percentage of pro-forma net tangible assets will increase marginally
- APRA requires Australian banks to maintain a ratio of capital to risk-weighted assets of not less than 8 percent, with at least 4 percent in Tier 1 capital, although APRA can also increase these requirements for individual regulated entities if it sees fit. As a consequence of the Proposed Transaction, MBL's:
  - Tier 1 capital ratio falls from 15.0 percent to 9.7 percent, although remains well above APRAs set minimum
  - Total capital ratio falls from 15.5 percent to 15.2 percent, although remains well above APRAs set minimum

- MBL's expected short and long term credit ratings will be identical before and after the Proposed Transaction.

After the Proposed Transaction and Capital Reduction, the Banking Group will remain a substantial business, including pro-forma:

- net interest income of $610 million
- fee and commission income of $855 million
- net trading income of $929 million.

While a number of financial ratios decline from the current position, both the capital adequacy (on the basis of exceeding APRAs minimum capital requirements) and the Banking Group's short and long term credit ratings are maintained. Further, the Banking Group will remain a substantial business in its own right. In these circumstances, we are the view that the Capital Reduction will not materially prejudice those creditors of MBL which remain creditors of MBL after the separation of MBL into the Banking Group and the Non-Banking Group.

## 10 Opinion on Proposed Transaction

*General*

As a consequence of the Proposed Transaction ordinary shareholders and optionholders in MBL will hold shares and options in MGL in the same proportion as their current MBL shareholdings[18] and optionholdings. In forming our opinion, we have taken into consideration the operational and financial implications of the Proposed Transaction together with the benefits, disadvantages and risks which may eventuate from the implementation thereof as discussed in section 8.

The establishment of MGL meets MBL's target objectives through:

- Establishing a framework within which the Banking Group and the Non-Banking Group can co-exist under the same parent entity
- Providing both the Banking Group and the Non-Banking Group with the flexibility to continue to pursue growth in the regions and markets in which they operates
- Allowing the restructured group to comply with APRA's ADI regulations in relation to non-ELE exposures
- Providing on-going structural flexibility

[18] With the exception of a small number of ineligible foreign shareholders.

- Creating the required flexibility to enable those businesses that will benefit from the removal of banking type regulatory constraints to do so (although such businesses will remain subject to a reduced regulatory regime from APRA)
- Retaining the benefits of the banking licence for those businesses that require it
- Minimising disruption to group culture.

Further:

- ATO rulings have been obtained to confirm the application of the amended tax legislation to MGL to ensure the continuity of the Australian tax consolidated group and that Australian resident MBL shareholders will receive roll over relief in respect of any gains derived or losses incurred by them pertaining to the Proposed Transaction
- Amendments to Australian tax legislation allow MGL to pay frankable distributions out of recognised pre-restructure retained earnings and most reserves of MBL and its subsidiaries. ATO rulings have been obtained to confirm this position
- There is no increase in net debt.

While the Proposed Transaction has resulted in MBL incurring certain costs and, on an on-going basis there is likely to be incremental funding costs for MGL and the Non-Banking Group, the status quo is not an option for MBL to pursue its growth strategy and comply with APRA's ADI regulations in relation to non-ELE exposures. If the Proposed Transaction is not approved, MBL will be required to seek an alternative solution. In summary, MBL is faced with either:

- changing its business
- changing its structure.

*Shareholders*

Having regard to the above, we are of the opinion that the Proposed Transaction is in the best interests of MBL's shareholders.

*Optionholders*

In relation to the Option Scheme, we consider that:

- The issues considered in our analysis of the Share Scheme are likely to be similarly pertinent to the Option Scheme.
- The Proposed Transaction should have no material implications for MBL's/MGL's growth strategy or share price volatility. In other words, MGL's share price is likely to follow a

similar path to MBL's absent the restructure to comply with APRA's ADI regulations in relation to non-ELE exposures.

Having regard to our opinion in relation to the Share Scheme and our comments above, we are of the opinion that the Proposed Transaction is also in the best interests of MBL's optionholders.

*Approval from the Treasurer*

We note that the implementation of the Proposed Transaction is conditional upon receipt of the approval requested from the Australian Treasurer, in a form satisfactory to MBL (which MBL expects to receive). Accordingly, this Report has been prepared on the basis that such approval will be obtained.

## 11 Opinion on the Capital Reduction

Having regard to our evaluation of the Proposed Transaction and the Capital Reduction, we have formed the opinions that the Capital Reduction:

- is fair and reasonable from the perspective of MBL's shareholders as a whole
- does not materially prejudice MBL's ability to pay its creditors, being those creditors which will remain creditors of MBL after the separation of MBL into the Banking Group and the Non-Banking Group of the Proposed Transaction..

In forming our opinion on the Capital Reduction, we have been instructed by MBL to assume that the Capital Reduction will be implemented at a time when MBL has been separated into the Banking Group and the Non-Banking Group in the manner contemplated in the Explanatory Memorandum. Therefore we have considered the interests of those MBL creditors which will remain creditors of MBL after that separation has occurred.

## Appendix 1 – Qualifications and declarations

### *Qualifications*

KPMG is the holder of an Australian Financial Services Licence, No 246901, under the Corporations Act 2001 and is controlled by the KPMG Partnership.

The individuals responsible for the preparation of this report are Ian Jedlin and Michael Jones.

Ian Jedlin is a partner in the KPMG Partnership and an Executive Director in KPMG. Ian is an Associate of the Institute of Chartered Accountants in Australia and a Fellow of the Financial Services Institute of Australasia (FINSIA). Ian holds a Master of Commerce from the University of NSW and has had in excess of 17 years experience in the preparation of independent reports on the valuation of shares and businesses.

Mr Michael Jones is a Director in KPMG. Michael is an Associate of the Institute of Chartered Accountants in Australia, holds a Master of Commerce degree from the University of New South Wales and has had 18 years experience in the preparation of independent reports and the valuation of shares and businesses.

### *Declarations*

The statements contained in the report are given in good faith and have been derived from information believed to be reliable and accurate. We have examined this information and have no reason to believe that any material factors have been withheld from us.

During the course of this engagement, KPMG provided draft copies of this report to management from MBL for comment as to factual accuracy, as opposed to opinions, which are the responsibility of KPMG alone. Changes made to this report as a result of these reviews have not changed the opinions reached by KPMG.

### *Interests*

KPMG is entitled to receive a fee for the preparation of this report. Except for these fees, KPMG has not received and will not receive any pecuniary or other benefit whether direct or indirect for or in connection with the preparation of this report.

From time-to-time, KPMG and the KPMG Partnership undertake professional assignments for MBL or its affiliated entities. These assignments involve providing advice in roles such as:

- acquisition due diligence
- valuation of businesses and assets
- tax advice
- operational risk.

A number of such assignments were on-going during the preparation of this report. Other than this report, none of these assignments related to any aspect of the Proposed Transaction. By way of disclosure, over the past two years, KPMG and the KPMG Partnership earned professional fees in excess of $25 million from undertaking such assignments.

Further, employees of KPMG, the KPMG Partnership and its affiliated entities may hold securities in MBL, however, no individual involved in the preparation of this report, or review thereof, holds a direct interest in the securities of MBL. With the exception of these matters, neither KPMG or the KPMG Partnership will receive any other benefits, whether directly or indirectly, for or in connection with the making of this report.

***Consent***

KPMG consents to the issue of this report by MBL in conjunction with its Explanatory Memorandum.

Neither the whole nor any part of this report nor any reference thereto may be included in or with or attached to any document, circular, resolution, letter or statement without the prior written consent of KPMG to the form and context in which it appears.

***Responsibility***

KPMG has prepared this report on the basis of information available as at the date of this report. Nothing in this report should be taken to imply that KPMG has verified any information supplied to us, or has in any way carried out an audit of the books of account or other records of MBL for the purposes of this report. We have considered and relied upon information provided by certain directors and senior management of MBL, which after due enquiry, we believe to be reliable, complete and not misleading. We have no reason to believe that any material facts have been withheld from us but do not warrant that our inquiries have revealed all of the matters which an audit or extensive examination might disclose. The statements and opinions included in this report are given in good faith, and in the belief that such statements and opinions are not false or misleading.

We note that any forecasts and projections as supplied to us are based upon assumptions about events and circumstances that have not yet transpired. Accordingly, KPMG cannot provide any assurance that the estimates will be representative of the results, which will actually be achieved during the forecast period.

***Indemnity***

MBL has indemnified KPMG, the KPMG Partnership and its affiliated entities and their respective officers and employees, who may be involved in or in any way associated with this report, against any and all losses, claims, damages and liabilities arising out of or related to the performance of those services by KPMG and occasioned by reliance by KPMG on information provided by MBL or its representatives which is subsequently found to be false or misleading or not complete.

Complete information is deemed to be information which at the time of completing this report should have been available to KPMG and would have reasonably been expected to have been made available to KPMG to enable us to form our opinion.

## Appendix 2 – Source of information

In preparing this report we have been provided with and considered the following sources of information:

***Publicly available information:***

- MBL, 2007 Financial report
- MBL, 2007 Annual review
- Various ASX company announcements, broker reports and media articles
- Financial information from Bloomberg, Thompson Financial Securities, Aspect Huntley and Connect 4.

***Non-public information***

*Specific*

- Macquarie board update, 20 August 2006
- APRA Corporate Restructure Proposal, 29 September 2006
- Overview discussion, 4 June 2007
- Debt financing, request for proposal, 19 June 2007
- Application to Treasury in relation to relief sought
- Private ruling lodged in relation to the franking issues from the restructure
- APRA letter dated 16 August 2007 approving the MBL NOHC application

*General*

- Various rating agency background papers and presentations
- Various documents prepared for the restructure steering committee and due diligence committee
- Board presentations on the Proposed Transaction and Capital reduction
- Private rulings received from the ATO

In addition we have held discussions with key personnel in MBL pertaining to aspects of the Proposed Transaction including strategy, taxation, regulation and accounting.


7

# TAXATION IMPLICATIONS FOR SHAREHOLDERS

# 7 TAXATION IMPLICATIONS FOR SHAREHOLDERS

## 7.1 PRELIMINARY

This section contains a general outline of both the Australian income tax and goods and services tax ('GST') implications for Shareholders of the Share Scheme.

a) What part of this section should you refer to?

   i. Australian tax resident Shareholders (other than those who acquired their MBL Shares under an employee or director share plan) should refer to Section 7.2;

   ii. Australian tax resident Shareholders who acquired their MBL Shares under an employee or director share plan (ie, Macquarie Bank Employee Share Plan; Macquarie Bank Staff Share Acquisition Plan; Macquarie Bank Employee Share Option Plan – Deferred Exercise Share Option Plan; Macquarie Bank Non-Executive Director Share Acquisition Plan and Macquarie Bank Non-Executive Director Share Option Plan – Deferred Exercise Share Option Plan) should refer initially to Section 7.3 which may direct Shareholders to other sections where relevant; and

   iii. non-resident Shareholders for Australian tax purposes should refer to Section 7.4 for Australian tax implications, and then:

      - UK tax resident Shareholders should refer to Section 7.4c) for UK tax implications
      - US tax resident Shareholders should refer to Section 7.4d) for US tax implications
      - Shareholders who are residents of other jurisdictions for tax purposes should refer to Section 7.4e) for foreign tax implications.

b) Qualifications

The information contained in this section is of a general nature only. It does not constitute tax advice and should not be relied upon as such.

All Shareholders should seek independent professional advice on the consequences of participating in the Share Scheme, based on their particular circumstances.

This Section is based on the provisions of the Income Tax Assessment Act 1936, the Income Tax Assessment Act 1997 (each, the 'Tax Act', as appropriate), the A New Tax System (Goods and Services Tax) Act 1999 and related acts, regulations and Australian Taxation Office ('ATO') rulings and determinations applicable at the date of this Explanatory Memorandum.

c) References

Capitalised terms not defined in this section have the meaning given to them in the glossary.

## 7.2 AUSTRALIAN TAX RESIDENT SHAREHOLDERS

a) Overview

Under the Share Scheme, each Shareholder will transfer their MBL Shares to MGL and will in turn receive an equivalent number of MGL Shares.

Ordinarily, the disposal of shares that are treated as having been acquired on or after 20 September 1985 would give rise to income tax consequences for Australian resident Shareholders (eg, a taxable capital gain being realised or an amount being included in their assessable income).

However, any such income tax consequences will automatically be deferred when Shareholders dispose of their MBL Shares to MGL in exchange for MGL Shares under the Share Scheme. This is because 'roll-over' under Subdivision 124-G of the Tax Act will automatically apply to defer recognition of any taxable gains or losses until subsequent disposal of MGL Shares.

It is not necessary for Shareholders to make any election in order for this 'roll-over' to apply.

MBL has requested a class ruling from the ATO. MBL confirms that it has received a draft class ruling from the ATO which confirms the matters set out in Section 7.2c) below.

The class ruling is expected to be published in the Commonwealth Gazette prior to the Share Scheme Meeting.

Whilst MBL does not expect that there will be any material changes to the draft class ruling before it is finalised, the draft is subject to a final ATO review and cannot be relied upon until it is published by the ATO and notified in the Commonwealth Gazette.

The Shareholder class ruling should be available on the ATO website (www.ato.gov.au) once issued.

b) How are the Shares held?

The precise Australian income tax consequences to Shareholders of participating in the Share Scheme depend on whether they hold their MBL Shares:

- on capital account (if neither of the following two items applies to the MBL Shares);
- as trading stock (eg. if the MBL Shares are acquired for the purpose of sale in the ordinary course of the Shareholder's business); or
- as revenue assets (eg. if the MBL Shares are not trading stock and either the Shareholder acquired them for the purpose of resale at a profit or, depending on its precise circumstances, the Shareholder is a bank or an insurance company).

c) Subdivision 124-G roll-over relief

i) MBL Shares held on capital account

Shareholders who hold their MBL Shares on capital account will disregard any capital gain or loss they make on their MBL Shares under the Share Scheme.

The first element of their cost base (or reduced cost base, if applicable) for each MGL Share acquired under the Share Scheme is equal to their cost base of the corresponding MBL Share disposed of.

The MGL Shares will be taken to have been acquired at the time the MBL Shares were originally taken to have been acquired.

Shareholders who are treated as having acquired their MBL Shares before 20 September 1985 will be treated as having acquired their corresponding MGL Shares before 20 September 1985 and will not be subject to capital gains tax on the subsequent disposal of MGL Shares.

The consequence of the above steps is that the Share Scheme itself will not give rise to a net amount of taxable income to a Shareholder in the year of income in which the Share Scheme occurs.

ii) MBL Shares held as trading stock

In the income year in which the Implementation Date occurs, the assessable income of Shareholders who hold their MBL Shares as trading stock will include an amount equal to:

- if the MBL Shares have been trading stock of the Shareholder since the start of that income year – the total of the 'value' for trading stock accounting purposes of the MBL Shares at the start of that income year and the amount (if any) by which their cost has increased since the start of that income year
- otherwise – their cost for trading stock accounting purposes at that time.

For each MGL Share acquired under the Share Scheme, Shareholders will be taken to have paid an amount determined by dividing the total of the amounts included in their assessable income because of the disposal (see above) by the number of MGL Shares they acquire.

They will also be entitled, in the income year in which the Implementation Date occurs, to a deduction equal to the total of the amounts included in their assessable income because of the disposal (see above) provided that the MGL Shares are considered to be on hand.

Any capital gain or loss also arising on disposal of the MBL Shares under the Share Scheme shall be disregarded.

The consequence of the above steps is that no net amount of taxable income will arise to a Shareholder because of the Share Scheme.

iii) MBL Shares held as revenue assets

Consistent with the intent of Subdivision 124-G rollover relief, any profit or loss arising to Shareholders who hold their MBL Shares as revenue assets as a direct consequence of the Share Scheme will be deferred. For each MGL Share acquired under the Share Scheme, Shareholders will be taken to have paid an amount (and so will have a 'cost') determined by dividing the total of the 'cost' of their MBL Shares by the number of MGL Shares they acquire under the Share Scheme. That is, the total cost for MBL Shares held as revenue assets will become the total cost for the MGL Shares.

Any capital gain arising on disposal of the MBL Shares under the Share Scheme would be disregarded (see Section 7.2c)i)).

d) Dividends from MGL

Generally, dividends received from MGL will be included in a Shareholder's assessable income together with any franking credit attached to the dividend (even if the dividend is reinvested). Where the franking credit is included in a Shareholder's assessable income, the Shareholder will generally be entitled to a corresponding tax offset.

Relevantly, to be eligible for the franking credit and tax offset, Shareholders must have held the MGL Shares at risk for at least 45 days (not including the date of acquisition or the date of disposal). Importantly, the period during which Shareholders held their MBL Shares is not relevant to determining whether Shareholders satisfy this holding period rule in respect of their MGL Shares.

This holding period rule will not apply to a Shareholder who is an individual whose tax offset entitlement (for all franked distributions received in the income year) does not exceed A$5,000 for the income year in which the franked dividend is received.

A Shareholder will not be taken to have held MGL Shares at risk where the Shareholder or an associate holds 'positions' (such as options or other hedging arrangements) which materially diminish the risks of loss or opportunities for gain in respect of those shares.

Where the Shareholder is an individual, complying superannuation entity, or registered charity (in certain circumstances), the Shareholder will generally be entitled to a refund to the extent that the franking credit attached to the Shareholder's dividends exceeds the Shareholder's income tax liability for the income year.

Where the Shareholder is a corporate shareholder, franked dividends received by the Shareholder will generally give rise to a franking credit in the Shareholder's franking account.

e) Disposal of MGL Shares

i) Shareholders who hold their MGL Shares on capital account

The disposal of MGL Shares (eg, by way of on market transfer) will be a CGT event for Shareholders.

Any capital gain or loss on disposal of MGL Shares that a Shareholder is treated as having acquired before 20 September 1985 will be disregarded.

Shareholders who are treated as having acquired their MGL Shares on or after 20 September 1985 will make:

- a capital gain if the capital proceeds for the disposal of their MGL Shares are greater than the cost base of their MGL Shares, subject to the application of any further roll-over relief applicable in the circumstances of the disposal; or
- a capital loss if the reduced cost base of their MGL Shares is greater than the capital proceeds for the transfer of their MGL Shares.

The capital proceeds for the disposal of MGL Shares will generally be the aggregate of the money and the market value of any property Shareholders receive or are entitled to receive in respect of the transfer of MGL Shares.

The cost base of MGL Shares will generally be equal to the cost base in their MBL Shares (see Section 7.2c)i)).

Individuals, complying superannuation funds and trustees that have held MGL Shares for at least 12 months, including the period when the original MBL Shares were held, should be entitled to discount the amount of the capital gain (after the application of any current year or carry forward capital losses). The amount of this discount is 50% in the case of individuals and trustees and 33.33% for complying superannuation funds ('CGT discount'). The CGT discount is not available for Shareholders that are companies.

ii) Shareholders who hold their MGL Shares as trading stock

The assessable income of Shareholders who hold their MGL Shares as trading stock will generally include an amount equal to the aggregate of the money and the market value of any property received as consideration for the disposal.

In addition, Shareholders who hold their MGL Shares as trading stock will in effect receive a deduction for the 'value' for trading stock accounting purposes of their MGL Shares because they will not be on hand at the end of the income year in which the disposal occurs.

Any capital gain or loss also arising on disposal will be disregarded for MGL Shares held as trading stock.

iii) Shareholders who hold their MGL Shares as revenue assets

If a Shareholder holds their MGL Shares on revenue account, then the profit calculated as the excess of the proceeds received over the 'cost' of the MGL Shares will be included in the Shareholder's assessable income. A Shareholder's 'cost' for their MGL Shares will generally be equal to the amount that they are taken under Subdivision 124-G of the Tax Act to have paid for them (see section 7.2c)iii) above).

On the other hand, any loss calculated as the excess of the cost of the MGL Share over the proceeds received will be deductible to the Shareholder.

Broadly, under anti-overlap provisions, any capital gain or capital loss also arising on disposal should be reduced by the amount of the assessable gain or deductible loss, as appropriate.

## 7.3 EMPLOYEE AND DIRECTOR SHARE PLAN SHAREHOLDERS

a) Overview

Shareholders who acquired their MBL Shares under a Macquarie Group employee or director share plan who are still subject to the employee share plan tax provisions in Division 13A of the Tax Act should refer to Section 7.3b). This includes circumstances where:

- the MBL Shares are not covered by an election under s.139E; or
- a 'cessation time' has not otherwise occurred in respect of the MBL Shares.

Other Shareholders who acquired their MBL Shares under an employee or director share plan who are not subject to tax under the employee share plan tax provisions should instead refer to Section 7.2. This includes circumstances where:

- the MBL Shares are covered by an election under s.139E; or
- a 'cessation time' has otherwise occurred in respect of their MBL Shares.

b) Summary of income tax consequences under employee or director share plan tax provisions

In summary, the Share Scheme will not, of itself, give rise to any income tax consequences for these Shareholders.

Ordinarily, the disposal of MBL Shares would give rise to a 'cessation time' for Shareholders in respect of their MBL Shares held subject to an employee or director share plan ('Employee Shares') and would result in an amount being included in their assessable income under the employee share plan provisions.

However, the Share Scheme will not give rise to a 'cessation time' in respect of their Employee Shares. This is because the interposition of MGL under the Share Scheme will constitute a 'restructure' for the purposes of the employee share plan provisions. As a result, in the circumstances of the Share Scheme:

- the MGL Shares will be treated as a continuation of their Employee Shares, even where the MGL Shares will not be subject to any of the non-disposal and/or forfeiture restrictions contained in the relevant employee share plan; and
- even if these Shareholders become employed by another member of the Macquarie Group, their employment will be treated as a continuation of their current employment.

Accordingly, amounts will not be included in their assessable income under the employee share plan provisions in respect of their MGL Shares until a 'cessation time' (excluding when non-disposal and/or forfeiture restrictions cease to have effect) subsequently occurs in respect of those MGL Shares. The amount to be so included is described in correspondence previously provided by MBL to these Shareholders.

Finally, no capital gain or loss will arise to these Shareholders as a result of the Share Scheme.

## 7.4 FOREIGN SHAREHOLDERS

a) Overview

Shareholders who are not Australian tax residents will need to consider both the Australian tax implications and the tax implications in their own jurisdiction. The general Australian tax implications are outlined in Section 7.4b). Specific UK (Section 7.4c)) and US (Section 7.4d)) tax information is also provided.

b) Australian income tax consequences for non-resident Shareholders who are not covered by Section 7.3b)

i) Non-resident Shareholders who participate in the Share Scheme

Broadly, the Australian income tax consequences for non-resident Shareholders who participate in the Share Scheme are as follows:

- Any capital gain or loss arising to Shareholders who hold their MBL Shares on capital account should generally be automatically disregarded.

  Ordinarily, any capital gain or loss will not be automatically disregarded if, for example, these Shareholders have used their MBL Shares at any time in carrying on a business through a permanent establishment for the purposes of any relevant double tax treaty or as defined in the Tax Act ('Permanent Establishment'). In any event, Subdivision 124-G roll-over relief (as described in Section 7.2) should be available to any such Shareholders.

  Additionally, any capital gain or loss will ordinarily not be automatically disregarded if the non-resident Shareholders are former Australian resident and, when their Australian tax residency ceased, they chose under the CGT provisions to disregard the capital gain or loss arising at that time.

- Any non-resident Shareholders who hold their MBL Shares as revenue assets or as trading stock should only potentially be subject to Australian tax on any gain on disposal if all of the following apply:
  - the gain has an Australian source;
  - the Shareholder's holding of MBL Shares constitutes an enterprise for the purposes of any relevant double tax treaty or as defined in the Tax Act ('Enterprise'); and
  - the Shareholder carries on business through a Permanent Establishment in Australia.

  Nevertheless, Subdivision 124-G roll-over relief should be available for any such Shareholders.

ii) Ineligible Foreign Shareholders who participate in the Foreign Sale Facility

Ineligible Foreign Shareholders are not permitted to participate in the Share Scheme and will have their MBL Shares compulsorily transferred to the Sale Facility Agent. Broadly, the Sale Facility Agent, as nominee of each Ineligible Foreign Shareholder, will participate in the Share Scheme, sell MGL Shares acquired under the Share Scheme and account to each Ineligible Foreign Shareholder for an amount equivalent to their proportion of the gross sale proceeds.

In those circumstances:

- Any capital gain or loss arising to Ineligible Foreign Shareholders who hold their MBL Shares on capital account should be disregarded – unless they have used them at any time in carrying on a business through a Permanent Establishment in Australia.
- Any Ineligible Foreign Shareholders who hold their MBL Shares as revenue assets or as trading stock should only be subject to Australian tax on any gain on disposal if all of the following apply:
  - the gain has an Australian source;
  - the Shareholder's holding of MBL Shares constitutes an Enterprise; and
  - the Shareholder carries on business through a Permanent Establishment in Australia.
- Any assessable amount/taxable capital gain arising to Ineligible Foreign Shareholders will not be subject to Subdivision 124-G roll-over relief.

Please see Section 9.12 for further information on Ineligible Foreign Shareholders and the Foreign Sale Facility.

c) UK income tax consequences for UK tax resident Shareholders

The information in this Section is of a general nature only and may not deal with all the tax consequences that may affect particular Shareholders. It does not constitute tax advice and should not be relied upon as such. The information is based on relevant UK Acts, Regulations and judicial and administrative decisions, applicable as the date of this Explanatory Memorandum which are subject to change, possibly with retroactive effect.

No ruling from HM Revenue & Customs with respect to the tax consequences has been sought.

This Section summarises the general UK tax consequences for Shareholders who:

- are UK domiciled;
- are Resident and Ordinarily Resident for UK tax purposes (i.e. normally reside in the UK);
- hold their MBL Shares on capital account (and the MBL Shares are not subject to any post-acquisition employment related restrictions); and
- personally own, or with persons connected with the Shareholder together own, less than 5% of MBL Shares.

These Shareholders should disregard any capital gain or loss they make on their MBL Shares under the Share Scheme.

MGL Shares should then be treated as the same asset as the MBL Shares, acquired on the date the MBL Shares were originally acquired. The charge to capital gains should then arise on the disposal of MGL Shares.

This section does not address the UK tax consequences for Shareholders who do not meet all of the above criteria.

d) US income tax consequences for US tax resident Shareholders

The information in this section is of a general nature only and may not deal with all the income tax consequences that may affect particular Shareholders. It does not constitute tax advice and should not be relied upon as such. The information is based on the relevant US Federal Code, Regulations, and judicial and administrative decisions, applicable at the date of this Explanatory Memorandum which are subject to change, possibly with retroactive effect.

No ruling from the US Internal Revenue Service with respect to the income tax consequences has been sought.

This section summarises the general US Federal income tax consequences for Shareholders who:

- are a United States citizen or tax resident for US tax purposes;
- hold their MBL Shares on capital account; and
- personally own, or with persons connected with the Shareholder together own, less than 5% of MBL Shares.

These Shareholders should not recognise any gain they make on their MBL Shares under the Share Scheme.

If there is a gain on the disposal of MBL Shares, MGL Shares should then be treated as:

- having the same aggregate tax basis as the MBL Shares; and
- including the holding period for the MBL Shares.

On disposal of the MGL Share, there may then be a gain that arises at that time.

This section does not address the US income tax consequences for Shareholders who do not meet all of the above criteria.

This Section does not address potential state or local income tax issues.

e) Residents of other jurisdictions

Residents of other jurisdictions should obtain advice as to the foreign income tax consequences of disposing of their MBL Shares that is specific to their circumstances.

## 7.5 GST

No GST should be payable in respect of the transactions outlined above, including:

- the disposal of the MBL Shares; and
- the acquisition of the MGL Shares.

As these transactions all involve dealings with securities, the various supplies will either be input taxed or will fall outside Australia's GST jurisdiction. In either case, they will not be subject to GST.

## 7.6 TAX FILE NUMBERS

Governing legislation does not automatically transfer Australian Tax File Number ('TFN') or Australian Business Number ('ABN') (as appropriate) quotation by MBL Shareholders to MGL. MBL is therefore seeking appropriate administrative approvals to provide MGL with the TFN or ABN notification or details of any exemptions pertaining to MBL shareholders. If approval is not received, MGL will give Shareholders the opportunity to provide MGL with a TFN or ABN notification or details of the relevant exemption.

If a TFN, ABN notification or details of the relevant exemption is not provided to MGL by the Shareholder or by MBL, tax at the relevant rate (currently 46.5%) will be deducted from the unfranked component of dividends paid by MGL. However, Shareholders are entitled to claim an income tax credit/refund (as applicable) in their income tax returns in respect of the tax withheld.


8

# INFORMATION FOR OPTIONHOLDERS

# 8 INFORMATION FOR OPTIONHOLDERS

## 8.1 OVERVIEW OF THE OPTION SCHEME

The Option Scheme Meeting will provide the opportunity for Scheme Optionholders to consider and vote on the Option Scheme Resolution.

In order for the Option Scheme to be approved, a majority of Scheme Optionholders present and voting at the Option Scheme Meeting, whose voting rights amount in aggregate to at least 75% of the total voting rights of Scheme Optionholders present and voting at the meeting, must vote in favour of the Option Scheme Resolution. As Scheme Optionholders are to have one vote for each A$1 of MBL Option value held, MBL has engaged KPMG to determine the value of MBL Options as at the date of the Option Scheme Meeting for the sole purpose of determining voting rights of Scheme Optionholders at the Option Scheme Meeting.

If the Option Scheme is approved and all the relevant conditions are satisfied, all MBL Options outstanding on the Implementation Date will be cancelled without the need for further action by Scheme Optionholders.

In consideration for the cancellation of all MBL Options, MGL will issue an equal number of MGL Options to Scheme Optionholders. Under the MGL Deed Poll, MGL will undertake to issue the MGL Options to each Scheme Optionholder on the Implementation Date immediately following the cancellation of MBL Options pursuant to the Option Scheme. This will happen without the need for any further action by Scheme Optionholders.

As a result, the composition of MGL Optionholders immediately after the implementation of the Option Scheme will be the same as that of Scheme Optionholders.

Under the Macquarie Bank Employee Share Option Plan ('MBESOP'), BSCL is the registered holder of the MBL Options as nominee for individual grantees of MBL Options who are the Scheme Optionholders. The Board has amended the rules of the MBESOP to make provision for the cancellation of the MBL Options in consideration for the grant of MGL Options and for BSCL to consent to the cancellation of the MBL Options and the removal of its name from the register of the MBL Options on the implementation of the Option Scheme.

See Appendix B for the full terms of the Option Scheme.

## 8.2 TERMS OF MGL OPTIONS ISSUED IN CONSIDERATION FOR CANCELLED MBL OPTIONS

MGL Options issued in consideration for the cancellation of MBL Options, in accordance with the Option Scheme, will include the following key terms:

- Issue of MGL Options – MGL Options will be issued under the Macquarie Group Employee Share Option Plan ('ESOP'). MGL Options issued to Scheme Optionholders in South Africa and MGL Options issued in consideration for the cancellation of MBL Options held under the current UK Subplan of the MBESOP will be issued subject to terms and conditions of jurisdiction specific rules of the ESOP. The terms of the rules of the ESOP for the UK substantially replicate those of the existing rules in force in the UK. The terms of the rules of the ESOP for South Africa are new. MGL Options issued in respect of MBL Options held under the current MBESOP India Subplan will be held under the rules of the ESOP. The rules of the ESOP, the ESOP UK Subplan and the ESOP South Africa Subplan can be obtained on request by sending an email to options.helpdesk@macquarie.com.
- Exercise price – each MGL Option issued will have an exercise price equal to the exercise price of the MBL Option which it replaces.
- Expiry date – each MGL Option issued will have the same expiry date as that of the MBL Option which it replaces.

- Vesting period – each MGL Option issued will have the same vesting period as that of the MBL Option which it replaces.
- Exercise conditions – each MGL Option issued will have the same exercise conditions as those of the MBL Option which it replaces with such modifications as are necessary to reflect that:
  - Issues – the issuer of the MGL Options is MGL;
  - Performance hurdles – any performance hurdles that are measured by reference to the average annual 'Return on Ordinary Equity' are re-expressed to be measured against the average annual 'Return on Ordinary Equity' of MBL for financial years ending before the Implementation Date and against the average annual 'Return on Ordinary Equity' of MGL for financial years ending on or after the Implementation Date; and
  - Registered holder – the terms and conditions of each MGL Option issued will have such modifications as are necessary to reflect that the MGL Option is registered in the name of the Scheme Optionholder and not in the name of BSCL as nominee of the Scheme Optionholder.

## 8.3 GRANT OF POWER OF ATTORNEY TO MBL

If the Option Scheme is approved, each Scheme Optionholder will be deemed to have appointed MBL to act as its attorney and agent for the purposes of executing any document, or doing any other act or thing necessary or desirable (including applying for the issue of the MGL Options) to give effect to the Option Scheme. Under the Option Scheme, MBL will also be appointed as the Scheme Optionholder's attorney and agent to enter into a power of attorney ('Power of Attorney') in favour of the entity acting as plan company under the ESOP and its officers ('ESOP Plan Company').

The powers granted to the ESOP Plan Company under the Power of Attorney will be limited to those MGL Shares issued to Scheme Optionholders upon proper exercise of their MGL Options that are held subject to restrictions under the rules of the ESOP ('ESOP Rules'). This Power of Attorney will authorise the ESOP Plan Company to dispose of or otherwise deal with any MGL Shares, and to execute documentation on behalf of the Scheme Optionholder for the acquisition or disposal of the MGL Shares in accordance with the ESOP Rules.

## 8.4 EXERCISE OF MBL OPTIONS PRIOR TO THE RESTRUCTURE

During the period between the date of this Explanatory Memorandum and the Implementation Date there will be no staff trading period during which MBL Options may be exercised. Accordingly, it will not be possible for Scheme Optionholders to exercise any MBL Options.

If the Option Scheme is approved and all the relevant conditions are satisfied, each Scheme Optionholder will be prohibited from exercising their MBL Options notwithstanding any terms on which the MBL Options may have been issued.

## 8.5 TAXATION IMPLICATIONS FOR OPTIONHOLDERS

### 8.5.1 Preliminary

This section contains a general outline of the Australian income tax and goods and services tax ('GST') implications for Optionholders of the Option Scheme.

a) To whom does this section apply?

This Section applies to Scheme Optionholders who acquired their MBL Options under the Macquarie Bank Employee Share Option Plan ('MBESOP') and who, during the period of holding the MBL Options, have always been Australian residents for Australian income tax purposes.

This section does not address the Australian income tax treatment for Scheme Optionholders who are residents of any country other than Australia for Australian income tax purposes. Residents of other jurisdictions should obtain advice specific to their circumstances as to the income tax consequences of the cancellation of their MBL Options.

b) Qualifications

The information contained in this section is of a general nature only. It does not constitute tax advice and should not be relied upon as such.

All Optionholders should seek independent professional advice on the consequences of participating in the Scheme, based on their particular circumstances.

This section is based on the provisions of the Income Tax Assessment Act 1936, the Income Tax Assessment Act 1997 (each, the 'Tax Act', as appropriate), the A New Tax System (Goods and Services Tax) Act 1999 and related acts, regulations and ATO rulings and determinations applicable at the date of this Explanatory Memorandum.

### 8.5.2 Optionholders subject to the employee option plan provisions

a) Overview

The comments in this section apply only to Scheme Optionholders in respect of their MBL Options acquired under the MBESOP, in circumstances where:

- the MBL Options are not covered by an election under s.139E of the Tax Act
- a 'cessation time' has not otherwise occurred in respect of their MBL Options; and
- the Optionholder is not a 'controlled company' (as defined in the rules of the MBESOP ('MBESOP Rules').

These Scheme Optionholders are subject to the employee option plan provisions in Division 13A of the Tax Act (the 'Employee Option Plan Provisions') in respect of such MBL Options (the 'Employee Options').

Other Optionholders should refer to Section 8.5.3.

b) Australian income tax consequences

In summary, the Option Scheme will not, of itself, give rise to any income tax consequences for these Optionholders.

Ordinarily, the cancellation of MBL Options would give rise to a 'cessation time' for Optionholders in respect of their Employee Options and would result in an amount being included in their assessable income under the Employee Option Plan Provisions.

However, the Option Scheme will not give rise to a 'cessation time' in respect of their Employee Options because the interposition of MGL under the Option Scheme will constitute a 'restructure' for the purposes of the Employee Option Plan Provisions. As a result, in the circumstances of the Option Scheme:

- the MGL Options will be treated as a continuation of their Employee Options; and
- even if these Optionholders become employed by another member of the Macquarie Group, their employment will be treated as a continuation of their current employment.

Accordingly, amounts will not be included in their assessable income under the Employee Option Plan Provisions in respect of their MGL Options until a 'cessation time' subsequently occurs in respect of those MGL Options. The amount to be included is described in the material previously provided by MBL to these Optionholders.

Finally, no capital gain or loss will arise to these Optionholders as a result of the implementation of the Option Scheme.

### 8.5.3 Other Optionholders

a) Overview

This section applies to Scheme Optionholders:

- whose MBL Options are covered by a s.139E election; or
- for whom a cessation time has occurred in respect of their MBL Options; or
- who are a consultant (as defined in the MBESOP Rules); or
- who are an associated company employee (as defined in the MBESOP Rules); or
- who are a controlled company (as defined in the MBESOP Rules).

Under the Option Scheme, each Scheme Optionholder will have their MBL Options cancelled and in consideration will receive a corresponding number of MGL Options.

b) Consequences where Scheme Options are held on capital account

It is assumed that Scheme Optionholders do not hold their MBL Options on revenue account or as trading stock.

The cancellation of MBL Options in consideration for the issue of MGL Options will be a capital gains tax ('CGT') event for Scheme Optionholders. Scheme Optionholders will make:

- a capital gain if the capital proceeds for the cancellation of their MBL Options are greater than the cost base of their MBL Options, subject to the application of Subdivision 124-M CGT scrip-for-scrip roll-over relief ('CGT roll-over relief'); or
- a capital loss if the reduced cost base of their MBL Options is greater than the capital proceeds for the cancellation of their MBL Options.

The capital proceeds for the cancellation of MBL Options will be the aggregate market value of the MGL Options issued in consideration for the cancellation of MBL Options. In this regard, the market value of the MGL Options should be worked out at the Implementation Date – being the time of the CGT event.

The cost base of MBL Options will generally include the market value of the MBL Options when the Optionholder first acquired them (this will also be the amount on which the Optionholder, or in the case of a controlled company the associate employee, was taxed under the Employee Option Plan Provisions).

i) Availability of CGT roll-over relief

To be able to choose CGT roll-over relief, there are a number of conditions that need to be satisfied. These conditions should be satisfied such that Optionholders should be eligible to choose CGT roll-over relief in relation to the cancellation of their MBL Options.

ii) Effect of CGT roll-over relief

Where CGT roll-over relief is available and an Optionholder chooses CGT roll-over relief for MBL Options exchanged for MGL Options, the capital gain in respect of the cancellation of MBL Options is disregarded.

The effect of CGT roll-over relief is to defer the capital gain until the subsequent disposal of the MGL Options (or MGL Shares acquired upon exercise of MGL Options).

The consequences of choosing CGT roll-over relief are that:

- the cost base and reduced cost base of the MGL Options received by a Scheme Optionholder will be the portion of the cost base and reduced cost base of the Scheme Optionholder's MBL Options that is 'reasonably attributed' to them; and

- the MGL Options will be taken to have been acquired at the time that the MBL Options were originally taken to have been acquired. As such, this will affect the taxation consequences of a subsequent disposal or other taxation event in relation to the MGL Options (see Section 8.5.3c)). Further, see Section 7.3 in relation to the time of acquisition of MGL Shares acquired upon exercise of the MGL Options.

iii) How to choose CGT roll-over relief

Scheme Optionholders will need to choose CGT roll-over relief before lodging their income tax return for the income year in which the Implementation Date occurs. For most Scheme Optionholders, this is expected to be the tax return for the year ending 30 June 2008. Choosing CGT roll-over relief can simply be evidenced by excluding the relevant capital gain, in respect of which CGT roll-over relief is chosen, from the Scheme Optionholder's tax return.

iv) Where CGT roll-over relief is not chosen

Set out below are the CGT consequences of the Option Scheme for Scheme Optionholders who make a capital gain as a result of cancellation of their MBL Options pursuant to the Option Scheme and that capital gain is not disregarded because the Scheme Optionholder does not choose CGT roll-over relief in respect of some or all of their MBL Options.

Scheme Optionholders will make:

- a capital gain if the capital proceeds for their MBL Options are greater than the cost base of their MBL Options; or
- a capital loss if the reduced cost base of their MBL Options is greater than the capital proceeds for their MBL Options.

Capital gains and capital losses of a taxpayer in an income year from all sources are aggregated to determine whether there is a net capital gain or net capital loss for that income year.

A net capital gain for the income year is included in the taxpayer's assessable income and is subject to income tax at the taxpayer's marginal tax rate. A net capital loss for the income year cannot be deducted against other income for income tax purposes, but may be carried forward to offset against capital gains derived in future income years. Specific capital loss carry forward rules apply to Scheme Optionholders that are companies.

Individuals, complying superannuation entities or trustees that have held MBL Options for at least 12 months should be entitled to discount the amount of the capital gain (after the application of any current year or carry forward capital losses). The amount of this discount is 50% in the case of individuals and trustees and 33.33% for complying superannuation entities. This is referred to as the 'CGT discount'. The CGT discount is not available for Optionholders that are companies.

Where the Optionholder is a trustee of a trust, the CGT discount may flow through to the beneficiaries in that trust, other than beneficiaries that are companies. Optionholders that are trustees should seek specific advice regarding the tax consequences of distributions to beneficiaries attributable to discount capital gains.

c) Consequences of other Optionholders receiving MGL Options

Essentially, three possibilities arise from receiving MGL Options:

- the Optionholder could dispose of the MGL Options; or
- the MGL Options could expire unexercised; or
- the Optionholder could exercise the MGL Options and acquire MGL Shares.

This section assumes that Optionholders hold their MGL Options on capital account.

i) Disposal of MGL Options

The disposal of MGL Options will be a CGT event for Optionholders. Optionholders will make:

- a capital gain if the capital proceeds for the disposal of their MGL Options are greater than the cost base of their MGL Options, subject to the application of any CGT scrip-for-scrip roll-over relief applicable in the circumstances of the disposal; or
- a capital loss if the reduced cost base of their MGL Options is greater than the capital proceeds for the transfer of their MGL Options.

The capital proceeds for the disposal of MGL Options will generally be the aggregate of the money and the market value of any property the Optionholders receive or are entitled to receive in respect of the disposal of MGL Options.

The cost base of MGL Options will generally be equal to the cost base in their MBL Options (see Section 8.5.3b)).

ii) Expiry of MGL Options

If MGL Options expire unexercised, then the precise consequences for Optionholders will depend on whether they were an employee of MBL (or subsidiary of MBL) when the MBL Option was acquired.

If an Optionholder was an employee of MBL or a subsidiary of MBL when they acquired their MBL Options then, for the purposes of the Employee Option Plan Provisions, the Optionholder is treated as never having acquired their MBL Options. The Optionholder is entitled to lodge an amended assessment for the income year in which an amount was included in their assessable income in respect of their MBL Options pursuant to the Employee Option Plan Provisions, effectively reversing the inclusion of that amount. The Optionholder may, depending on their circumstances, be entitled to a tax refund and interest for overpayment of tax. As a practical matter, no adverse consequences should arise to the Optionholder under the CGT provisions as a result of the MGL Options expiring unexercised.

If an Optionholder was not an employee of MBL or of a subsidiary of MBL when they acquired their MBL Options, they will make a capital loss equal to the cost base of their MGL Options.

The cost base of MGL Options will generally be equal to the cost base in their MBL Options (see Section 8.5.3b)).

iii) Exercise of MGL Options

Any capital gain or loss arising upon exercise of MGL Options will be disregarded. Instead Optionholders will have a cost base for their MGL Shares equal to the total of the cost base of their MGL Options (see Section 8.5.3b)) and the amount they paid to exercise their MGL Options.

Optionholders will be treated for CGT purposes as having acquired their MGL Shares when they became their owner (ie. upon exercise of MGL Options).

### 8.5.4 Compensation for Optionholders

If the Option Scheme proceeds and an Optionholder suffers a tax detriment as a direct consequence of the Option Scheme, that Optionholder will receive, under the terms of the Option Scheme, compensation for permanent losses and a loan for timing differences.

### 8.5.5 GST

No GST should generally be payable in respect of the transactions outlined above, including:

- the cancellation of the MBL Options; and
- the acquisition of the MGL Options.

As these transactions all involve dealings with securities, the various supplies will either be input taxed or will fall outside Australia's GST jurisdiction. In either case, they will not be subject to GST.

There may be an indirect GST cost for shareholders in relation to GST charged on supplies related to the transactions outlined above (eg, legal and other adviser fees paid to obtain advice on whether to participate in the Option Scheme).

### 8.5.6 Tax File Numbers

Optionholders who exercise their MGL Options and acquire MGL Shares may notify MGL of their Australian Tax File Number ('TFN') (or Australian Business Number ('ABN') if the MGL Shares are held by them in the course of carrying on an Enterprise).

If a TFN, ABN notification or details of the relevant exemption is not provided to MGL, tax at the relevant rate (currently 46.5%) will be deducted from the unfranked component of dividends paid by MGL. However, these MGL shareholders are entitled to claim an income tax credit/refund (as applicable) in their income tax returns in respect of the tax withheld.

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# 9

# ADDITIONAL INFORMATION

# 9 ADDITIONAL INFORMATION

## 9.1 MGL CONSTITUTION

The main rules governing the rights and obligations of MGL Shareholders and the powers and duties of MGL's Directors are set out in the proposed MGL constitution. The Corporations Act, exemptions and declarations by ASIC and the Listing Rules are also relevant to the rights and obligations of Shareholders.

The material differences between the current MBL constitution and the proposed MGL constitution are summarised below. A complete copy of the proposed MGL constitution is available upon request.

- Prescribed interest rate – The MBL constitution provides that interest may be charged at a rate of up to 8% per annum or as the Directors determine on moneys payable in respect of shares, including for unpaid calls, forfeited shares and prepayment of calls. The MGL constitution instead provides that the rate that may be charged is the prevailing MBL overdraft rate for an amount equal to the amount to which the prescribed interest rate is applicable, calculated daily.
- Application of Listing Rules – The MGL constitution provides that while MGL is on the official list of ASX, the constitution is modified to the extent required to comply with the Listing Rules.
- Joint holders – The MGL constitution provides that where two or more persons are joint holders of shares they hold the shares as joint tenants with rights of survivorship. MGL is not required to register more than three persons as joint holders of a share.
- Currency of payments – The MGL constitution provides that the Directors may determine to pay a distribution in a currency other than Australian currency and may differentiate between Shareholders as to the currency in which any amount payable to a Shareholder may be paid.
- Holding locks and liens – The provision in the MBL constitution that provides for MBL to apply a holding lock to shares over which it has a lien has not been retained in the MGL constitution. The ASTC Settlement Rules provide for when holding locks can be applied, and provide specifically that an entity may apply a holding lock if the entity has a lien on the shares.
- Instrument of transfer – The MBL constitution requires that instruments of transfer be retained for two years whereas the MGL constitution requires that they be retained for the period required by law.
- Call on shares – The MGL constitution provides that Shareholders must be given at least 30 Business Days' notice of a call on shares and must make payment in accordance with the requirements of that notice.
- General meeting convened by a Director – The MBL constitution provides for a general meeting requisitioned by Shareholders to be dissolved where a quorum is not present within 30 minutes after the time appointed for the meeting. This provision has been retained in the MGL constitution, and in addition, the MGL constitution provides that a general meeting convened by a Director will also be dissolved where a quorum is not present within 30 minutes after the time appointed for the meeting.
- Quorum at adjourned meetings – The MGL constitution provides that where a general meeting is adjourned as a result of a quorum not being present within 30 minutes after the time appointed for the meeting, the quorum at that adjourned meeting is reduced to two persons who must each be a Shareholder, proxy, attorney or representative.
- Unpaid calls and voting – The MBL constitution provides that a member cannot exercise votes attaching to their shares unless all calls presently payable in respect of their shares have been paid. The MGL constitution instead provides that a Shareholder is not entitled to cast a vote attached to a share on which a call due and payable has not been paid.

- Direct voting – The MGL constitution provides that the Directors may authorise and regulate direct voting, that is voting by post, fax or electronic means, on resolutions to be put to general or class meetings.
- Fit and proper policy – In addition to the eligibility requirements for election as a Director in the MBL constitution, to be consistent with APRA requirements (in particular, APRA Prudential Standard APS 520 Fit and Proper), the MGL constitution provides that a person is only eligible for election as a Director if the person: provides all information and consents the Directors reasonably require to determine if the person is of appropriate fitness and propriety to be a Director by reference to MGL's Fit and Proper Policy, is not disqualified or prevented by law from being a Director, and is assessed by the Directors as being of appropriate fitness and propriety to be a Director by reference to MGL's Fit and Proper Policy.
- Other interests of Directors – The MGL constitution expands on what other interests a Director may have as provided by the MBL constitution. The MGL constitution provides that, subject to compliance with the Corporations Act, a Director may:
  - participate in any association, institution, fund, trust or scheme for past or present employees of MGL or Directors or related persons;
  - act in any professional capacity for MGL, except as auditor;
  - participate in, vote on and be counted in a quorum for any meeting, resolution or decision of the Directors and may be present at any meeting where any matter is being considered by the Directors; and
  - sign or participate in the execution of a document by or on behalf of MGL.

  A reference to MGL in this article in the MGL constitution is also a reference to each related body corporate of MGL.
- Vacation of office – In addition to when the office of a Director becomes vacant under the MBL constitution, the MGL constitution provides that the office of a Director becomes vacant if the Director:
  - does not provide the requisite information and consents in response to a reasonable request under MGL's Fit and Proper Policy;
  - is found not to be a fit and proper person after an assessment under MGL's Fit and Proper Policy;
  - is the subject of a direction under section 23 of the Banking Act; or
  - is removed from office by resolution under section 203D of the Corporations Act, but without depriving the Director of compensation or damages payable to the Director in respect of the termination of the Director's appointment as a Director or of an appointment terminating with that appointment.
- Evidence of service – There is a new article in the MGL constitution that service may be evidenced by a written certificate signed by a Director or a secretary.
- Director's indemnity – There is a provision in the MGL constitution indemnifying Directors and secretaries of MGL or its subsidiaries for legal costs incurred in good faith in obtaining legal advice on issues relevant to performance of functions and discharge of duties where such expenditure has been approved in accordance with MGL's policy.

## 9.2 DIVIDEND REINVESTMENT PLAN

MGL will establish a Dividend Reinvestment Plan ('DRP') to provide eligible MGL Shareholders with the choice of reinvesting some or all of their dividends in new MGL Shares rather than receiving those dividends in cash. The DRP will commence operation on such date as the Directors in their sole discretion determine.

Eligible Shareholders may elect to participate in the DRP in respect of all or some of their MGL Shares. Where a Shareholder participates in the DRP, dividends payable in respect of participating MGL Shares ('DRP Shares') will be applied by MGL on the Shareholder's behalf in subscribing for MGL Shares. The Directors may at any time limit participation in the DRP by limiting the amount of dividend which may be reinvested under the DRP.

Some of the principal features of the DRP are:

- Participation – Shareholders may elect to participate in the DRP in respect of some or all of their MGL Shares. A Shareholder may vary his or her participation or withdraw from the DRP by lodging a notice of variation. A notice of variation is only effective in respect of a dividend if it is received by MGL before the record date for that dividend.
- Issue price – New MGL Shares will be issued under the DRP at the volume weighted average price for MGL Shares on ASX on the record date of the relevant dividend and the following four Business Days or, if that value is considered by the MGL Directors to not represent the fair market value of the new MGL Shares, the amount determined by the MGL Directors as the then fair market value of the new MGL Shares less such discount, if any, not exceeding 5%, as determined by the Voting Directors.
- Entitlement – The number of new MGL Shares to be issued to a participant in the DRP will be determined by dividing the amount of the dividend to be paid to a participant at the record date for that dividend (plus the residual positive balance carried forward in a participant's plan account, less any withholding tax deductible or other amount MGL is entitled to retain in respect of the dividend or DRP Shares) by the issue price and rounding that number down to the nearest whole number (if necessary).
- New MGL Shares – All new MGL Shares allotted under the DRP will from the date of allotment rank equally in all respects with existing MGL Shares. MGL will apply for quotation of MGL Shares newly allotted under the DRP on ASX promptly after each allotment of those MGL Shares. Once the new MGL Shares are allotted to DRP participants and quoted on ASX, they may be sold by the Shareholder.
- DRP statements – Participating Shareholders will be sent a statement with each allotment of new MGL Shares under the DRP giving details of their participation.
- Variation, suspension and termination – The DRP may be modified, suspended or terminated by the Directors after giving one month's written notice to all participants.
- Costs – Shareholders participating in the DRP pay no brokerage, commission or other transaction costs on new MGL Shares allotted under the DRP.

### 9.2.1 Shareholder participation in MGL DRP

Shareholders who are currently participating in the MBL DRP will, under the terms of the Share Scheme, agree to participate in the MGL DRP in the same manner and to the same extent as their current participation in the MBL DRP. Any Shareholders currently participating in the MBL DRP, who do not wish to participate in the MGL DRP should withdraw their participation in the MBL DRP by lodging a completed Notice of Variation under the MBL DRP.

For Shareholders who participate in the MBL DRP, residual balances in their MBL DRP accounts will be paid by MBL to MGL and applied under the MGL DRP to subscribe for MGL Shares in the future. All MGL Shareholders will receive further detailed information regarding the terms of the new MGL DRP shortly after the implementation of the Restructure. It is expected that the first MGL dividend will be paid in late January 2008.

## 9.3 KEY RESTRUCTURE AGREEMENTS

### 9.3.1 Implementation Deed

MBL and MGL have entered into the Implementation Deed which sets out their respective obligations in implementing the Restructure. This section contains a brief overview of the key terms of the Implementation Deed.

a) Agreement to undertake Restructure

Each of MBL and MGL undertakes to use its best endeavours to give effect to the Restructure subject to the Implementation Deed, their respective constitutions, the law and the Listing Rules. This includes best endeavours to ensure satisfaction of the conditions.

b) Conditions

The parties' obligations to implement the Restructure do not become binding until a number of conditions precedent have been satisfied or waived. At the date of this Explanatory Memorandum, the conditions precedent yet to be satisfied are:

- Shareholders pass the Share Scheme Resolutions and Optionholders pass the Option Scheme Resolutions;
- the Capital Reduction Resolution is passed at the General Meeting;
- ASX grants such waivers from the Listing Rules which, in the opinion of MBL, are reasonably necessary for the implementation of the Restructure;
- the Treasurer granting approval of the Restructure under the NOHC Restructure Legislation (including a restrictive instrument that provides relief from the Corporations Act) in terms reasonably satisfactory to MBL, and any other approval which, in the opinion of MBL is reasonably necessary for the implementation of the Restructure;
- the Court approves the Share Scheme and Option Scheme under section 411(4)(b) of the Corporations Act;
- the MGL Deed Poll and the Sale Facility Agent Deed Poll are not terminated;
- there is no action or preliminary or final order or decree (or commencement or threat of any of these) restraining or prohibiting the implementation of the Restructure; and
- ASX indicates in writing that it will grant permission for MGL Shares to be quoted.

c) Undertakings

The parties undertake to do the following:

- MBL must approve a special MGL Shareholders' resolution to approve the cancellation of MGL Shares held by MBL after MGL Shares have been issued to Scheme Shareholders under the Share Scheme;
- each party must take all steps applicable to it to meet any requirement of the Corporations Act, ASIC, ASX, APRA, the Treasurer and the Court, relating to the Restructure;
- if the Share Scheme Resolutions and Option Scheme Resolutions are passed:
  - MBL must apply for a Second Court Date and
  - MGL must execute the MGL Deed Poll;
- if the Court approves the Share Scheme and Option Scheme, MBL must lodge with ASIC an office copy of such Court Orders;
- MBL must procure the Sale Facility Agent to execute the Sale Facility Agent Deed Poll; and

- if the Court approves the Share Scheme and Option Scheme, each party must take the necessary steps to implement the Share Scheme and Option Scheme on the Implementation Date including:
  - the Foreign Sale Facility
  - transfer of MBL Shares to MGL
  - issue of MGL Shares
  - cancellation of MBL Options
  - issue of MGL Options
  - compensation to Scheme Optionholders due to adverse tax consequences (described further in Section 1.6)
  - cancellation of MGL Shares held by MBL.

d) Termination rights

The parties may terminate the Implementation Deed by mutual agreement at any time prior to the Court making the Court Order.

### 9.3.2 MGL Deed Poll

Prior to the Second Court Hearing, MGL will enter into the MGL Deed Poll in favour of each Scheme Shareholder and each Scheme Optionholder. MGL will covenant to:

- accept all MBL Shares from Scheme Shareholders;
- issue MGL Shares to Scheme Shareholders in consideration;
- enter the names of Scheme Shareholders into a MGL Share register;
- issue MGL Options which represent consideration to Scheme Optionholders;
- enter the names of Scheme Optionholders into a MGL Option register; and
- compensate Scheme Optonholders due to adverse tax consequences (described further in Section 1.6).

The MGL Deed Poll is subject to the same conditions precedent as the Implementation Deed and will terminate automatically if the Implementation Deed is terminated.

## 9.4 EMPLOYEE AND DIRECTOR PLANS

MGL will establish the following employee and director equity plans to assist in the attraction, retention and motivation of directors, employees and consultants of the Macquarie Group:

- Macquarie Group Employee Share Plan;
- Macquarie Group Staff Share Acquisition Plan;
- Macquarie Group Employee Share Option Plan; and
- Macquarie Group Non-Executive Director Share Acquisition Plan.

In addition, subsidiaries of MGL will assume responsibility for the current Directors' Profit Share Plan ('DPS Plan') which involves the retention of profit share entitlements of executive directors of the Macquarie Group.

The terms of the plans substantially replicate the terms of the equivalent plans currently operated by MBL except as described in Section 8.2. Information on the employee and director equity plans and the DPS Plan currently operated by MBL is set out in MBL's 2007 Annual Review (see pages 62 to 70) and Financial Report (see pages 54-57).

MBL will ensure that the existing Shareholder approvals for these employee equity plans and the approvals granted at the 2005 AGM in relation to the DPS Plan will be replicated for the equivalent MGL employee equity plans and DPS Plan, to the extent required by current laws and regulations, so that the MGL plans may operate after the implementation of the Restructure, in an equivalent manner to the way these MBL plans operate today.

## 9.5 DIRECTORS' INTERESTS

At 1 September 2007, the following MBL Shares and MBL Options were held by or on behalf of the Directors:

| | MBL Shares held | MBL Options held |
|---|---|---|
| D S Clarke | 704,363 | - |
| A E Moss | 404,236 | 670,400[1] |
| L G Cox | 269,812 | 32,265[1] |
| P M Kirby | 9,772 | - |
| C B Livingstone | 8,334 | - |
| H K McCann | 11,359 | - |
| J R Niland | 7,959 | - |
| H M Nugent | 12,443 | - |
| P H Warne | 8,377 | - |

[1]Issued pursuant to the MBESOP and subject to the exercise conditions applying to grants of MBL Options to Executive Directors.

As at 1 September 2007, the following other material interests were held by or on behalf of the Directors

| | Direct interests | Indirect interests |
|---|---|---|
| D.S. Clarke | • 285,575 zero cost collars[1] | • 213,517 zero cost collars[2]<br>• 100,784 zero cost collars[3] |

1) Mr Clarke has entered into a zero cost collar transaction with MBL in respect of 153,296 MBL Shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those MBL Shares. Mr Clarke has entered into a zero cost collar transaction with MBL in respect of 107,083 fully paid ordinary MBL Shares, which had the effect of acquiring cash-settled put options against movements in the MBL Share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 12 June 2008, in respect of those MBL Shares. Mr Clarke has entered into a zero cost collar transaction with MBL in respect of 25,196 MBL Shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 19 August 2004 to 18 August 2009, in respect of those MBL Shares.

2) A company in which Mr Clarke has a relevant interest has entered into a zero cost collar transaction with MBL in respect of 213,517 MBL Shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below the then current share price over the period from 15 June 2005 to 14 June 2010, in respect of those shares.

3) A company in which Mr Clarke has a relevant interest has entered into a zero cost collar transaction with MBL in respect of 100,784 MBL Shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares.

The transactions in footnotes 1 to 3 above do not relate to those MBL Shares in respect of which Mr Clarke is not permitted by MBL policy to minimise his equity risk.

The Directors also have certain interests in managed investment schemes made available by controlled entities of MBL. Those interests are disclosed to ASX in accordance with the requirements of the Corporations Act and the Listing Rules and are set out in each MBL Annual Review. (See pages 93-95 of the 2007 Annual Review.)

## 9.6 ASIC AND ASX RELIEF

### 9.6.1 ASX

ASX has indicated that it is prepared to grant waivers (or to grant in-principle approval for waivers) from the following Listing Rules and to give the following confirmations:

a) Restructure specific waivers

These are waivers and confirmations required by MBL to facilitate implementation of the Restructure, including:

- confirmation that Listing Rules 10.1, 11.1 and 11.4 do not apply to the Restructure; and
- a waiver from Listing Rule 6.23.2 to permit cancellation of MBL Options under the Option Scheme without requiring additional MGL Shareholder approval.

b) MGL listing waivers

These are waivers and confirmations required by MGL in connection with the Restructure and MGL's ongoing responsibilities under the Listing Rules after the Restructure, including:

- confirmation that the Explanatory Memorandum will be sufficient for the purposes of listing MGL under Listing Rule 1.1 (condition 3);
- a waiver from Listing Rule 1.1 (condition 3) to permit the Explanatory Memorandum not to include all information required by paragraph 108 of Appendix 1A subject to certain conditions;
- a waiver from Listing Rule 1.1 condition 8 to permit MGL to be admitted to the official list without complying with Listing Rule 1.2 or 1.3, on the condition that MGL satisfies Listing Rules 12.1 and 12.2 at the time of admission;
- confirmation that Listing Rules 7.1 and 10.11 will not apply in connection with the issue of MGL Options and MGL Shares under the Restructure; and
- a waiver from Listing Rule 10.14 permitting MGL Directors to acquire MGL Shares and MGL Options under MGL's share and option plans on implementation of and pursuant to the Schemes.

c) MGL ongoing waivers

These are waivers and confirmations that replicate existing waivers and confirmations granted to MBL and are required by MGL in connection with its ongoing responsibilities under the Listing Rules after the Restructure, including:

- a waiver from Listing Rule 4.10.7 permitting MGL not to disclose the spread of holdings of MGL Options in its annual report;
- a waiver from Listing Rule 10.19 to the extent necessary for MGL to provide equivalent termination benefits as previously approved by Shareholders without the need for additional approval;
- confirmation that removal of Directors from MGL where they cease to be fit and proper persons for APRA purposes (or where APRA directs the removal of a Director of MBL) will not contravene the Listing Rules;
- confirmation that references to 'directors' in the Listing Rules will only apply to MGL's Voting Directors; and
- confirmation that other relevant waivers currently in place for MBL which have continuing application for MGL will be granted in respect of MGL after the Restructure; such waivers include:

- a waiver from Listing Rules 3.19A and B to permit non disclosure of Director holdings in the Macquarie Cash Management Trust and Macquarie Portfolio Cash Trust when submitting an Appendix 3X, 3Z or 3Y to ASX;
- a waiver from Listing Rule 10.17.2 to not require non-executive Directors to be paid a fixed sum;
- a waiver from Listing Rule 3.10 to permit notice of issues of shares or options under certain plans to be notified to ASX on a monthly basis rather than immediately except where more than one million options are issued; and
- a waiver from Listing Rule 3.17 to the extent necessary to permit MGL not to provide ASX with documents sent to optionholders that are not required to be sent under the Listing Rules.

d) MBL ongoing waivers

These are ongoing waivers and confirmations required by MBL after the Restructure, including:

- confirmation that after the Restructure, MBL will be admitted as an ASX Debt Listing;
- confirmation that ASX will, after the Restructure, end quotation of MBL Shares and designate the preference share component of the MIS as MBL's main class of securities for the purposes of the Listing Rules;
- confirmation that Macquarie Finance Limited's existing quotation arrangements with ASX in connection with the MIS will continue to apply after the Restructure; and
- confirmation that relevant existing waivers in connection with the MIS will continue to apply after the Restructure.

### 9.6.2 ASIC

ASIC has granted or indicated that it will grant the following categories of relief:

a) Restructure specific relief

This relief is required to facilitate implementation of the Restructure, including:

- an exemption for MBL from the requirements of paragraphs 8201 and 8203 of Schedule 8 of the Corporations Regulations in relation to the Explanatory Memorandum for the Option Scheme;
- an exemption for MBL from the requirements of paragraph 8302(d) of Schedule 8 of the Corporations Regulations in relation to the disclosure of retirement benefits in the Explanatory Memorandum;
- a modification of section 707 of the Corporations Act in the same manner as set out in ASIC Class Order 04/671 in connection with the on-sale of MGL Shares issued under the Macquarie Group Employee Share Option Plan; and
- a modification of section 609(7) of the Corporations Act so that MGL is not taken to acquire a relevant interest in MBL upon execution of the Implementation Deed.

b) MGL ongoing relief

This relief is required by MGL in connection with the Restructure and MGL's ongoing responsibilities under the Corporations Act after the Restructure, including:

- an exemption for MGL from Parts 6D.2, 6D.3 (excluding section 736) and 7.9 of the Corporations Act in relation to MGL Employee Equity Plans on the terms of ASIC Class Order 03/184;
- a modification of section 708(13)(a) so that that section will apply to the DRP in circumstances where there has been a transfer of any positive residual balances in the accounts of participants in the dividend reinvestment plan currently operated by MBL to those participants' respective accounts under the DRP;
- a declaration that references to 'continuously quoted securities' in Chapter 6D of the Corporations Act are taken not to require MGL Shares to be quoted for three months relating to section 713(1) of the Corporations Act and the same in relation to section 708A(5) of the Corporations Act; and

- relief in favour of MGL on the same terms as certain existing MBL relief which has continuing application for MGL after the Restructure.

## 9.7 NOHC RESTRUCTURE LEGISLATION

On 1 July 2007 the *Financial Sector (Business Transfer and Group Restructure) Act 1999* ('NOHC Restructure Legislation') was amended with the intention of facilitating the adoption of a NOHC structure by financial groups that have an ADI as the ultimate holding company. The amendments are designed to facilitate NOHC restructures by providing the Treasurer with the power to grant ADIs (such as MBL) and insurance companies relief from specific statutory requirements under the Corporations Act that may impede such NOHC restructures.

In relation to the implementation of the Restructure and pursuant to the provisions of the NOHC Restructure Legislation, MBL has applied for a restructure approval and certain relief that modifies the application of the Corporations Act so as to:

- permit MGL to pay dividends out of the pre-Restructure profits of MBL or other related entities (for further information see Section 4.1c);
- provide that the payment of such dividends does not amount to an unauthorised reduction of MGL's share capital; and
- permit all MBL Shares to be transferred to MGL while MGL is still a wholly owned subsidiary of MBL.

MBL has also applied to the Treasurer for approval of the Restructure for all other relevant purposes.

## 9.8 CONTINUOUS DISCLOSURE

Following the Restructure and the listing of MGL on ASX, MGL will be a disclosing entity under the Corporations Act and will be subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules, including the preparation of annual reports and half yearly reports. Copies of these documents will be able to be obtained from ASX or ASIC.

MGL will be required to notify ASX of information about specific events and matters as they arise for the purposes of ASX making that information available to the stock markets conducted by ASX. In particular, MGL will have an obligation under the Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it is or becomes aware that a reasonable person would expect to have a material effect on the value or price of its securities. That information is available to the public from ASX.

MBL is currently, and following the Restructure will remain, a disclosing entity because the MIS will remain quoted on ASX and is subject to the same regular reporting and disclosure obligations.

The most recently lodged annual report of MBL before the date of this Explanatory Memorandum is the Annual Review and Financial Report for the year ended 31 March 2007.

The following documents are available for inspection at MBL's office at 1 Martin Place, Sydney NSW between 8.45am and 5.15pm on Business Days during the period from the date of this Explanatory Memorandum to the date of the Meetings and a copy may be requested to be provided, free of charge:

- MBL's 2007 Annual Review and Financial Report;
- MBL's constitution;
- MGL's constitution;
- Implementation Deed;
- MGL Deed Poll; and
- ESOP rules.

## 9.9 OUTLINE OF IMPLEMENTATION STEPS – SHARE SCHEME

If the Share Scheme is approved, all MBL Shares will, on the Implementation Date, be transferred to MGL without the need for further action by Scheme Shareholders.

In consideration for the transfer of all MBL Shares to MGL, MGL will issue an equal number of MGL Shares to Scheme Shareholders. This will happen on the Implementation Date immediately following the transfer of MBL Shares without the need for any further action on behalf of Scheme Shareholders.

If the Share Scheme is approved each Scheme Shareholder will be deemed to have appointed MBL to act as its attorney in transferring his or her MBL Shares to MGL and in applying for the issue of the MGL Shares.

Prior to the Restructure, MGL is a wholly owned subsidiary of MBL. Following the issue of the MGL Shares to Scheme Shareholders, MGL will cancel the two MGL Shares that are held by MBL.

As a result, the MGL Shareholders immediately after the Share Scheme will be same as the MBL Shareholders immediately prior to the Share Scheme (except for Ineligible Foreign Shareholders - see Section 9.12).

Under the Implementation Deed (see Section 9.3.1), MBL and MGL have agreed with each other to implement the Restructure. Under the MGL Deed Poll (see Section 9.3.2), MGL will undertake to each Scheme Shareholder to issue the MGL Shares following the transfer of MBL Shares to MGL.

## 9.10 MACQUARIE INCOME SECURITIES

The Macquarie Income Securities ('MIS') are stapled securities comprising an interest in a note, being an unsecured debt obligation of Macquarie Finance Limited ('MFL') issued to a trustee on behalf of the holders of the MIS ('MFL Note') and a preference share in MBL ('MIS Preference Share'). The MIS are quoted on ASX.

MIS Holders are entitled to attend the General Meeting and vote on the Capital Reduction Resolution.

The terms of issue of the MFL Notes and MIS Preference Shares contain dividend stoppers that prevent MBL from paying certain dividends if interest payments are not paid on the MFL Notes or if dividends are not paid on the MIS Preference Shares. The dividend stopper in respect of unpaid dividends on the MIS Preference Shares is not currently operative as the MIS Preference Shares are not currently dividend paying.

As part of the Restructure, MGL will execute a deed poll in which it undertakes in favour of MIS Holders that it will not pay dividends on MGL Shares if distributions are not paid on the MFL Notes or the MIS Preference Shares ('MIS Undertaking').

The MIS Undertaking will be conditional upon the Schemes coming into effect. If the Schemes come into effect, the MIS Undertaking will come into effect at the same time. The consent of the trustee for the MIS Holders or the holders themselves is not required for the MIS Undertaking to take effect.

While MBL Shares will no longer be quoted on ASX following the Restructure, the MIS will remain quoted. For that purpose, MBL will remain on the official list of ASX but will change its status from a full ASX listing to a debt listing. This means MBL will remain subject to some, but not all, of the ASX Listing Rules. Importantly, MBL will remain subject to the continuous disclosure obligations described in Section 9.8.

## 9.11 MACQUARIE INCOME PREFERRED SECURITIES

The Macquarie Income Preferred Securities ('MIPS') are limited partnership interests in Macquarie Capital Funding LP ('Partnership'), a partnership established in Jersey as a limited partnership, that are traded on the Luxembourg Stock Exchange. In certain circumstances, preference shares issued by MBL and held by the general partner of the Partnership may be substituted for the MIPS ('MIPS Preference Shares').

The assets of the Partnership include convertible debentures ('Convertible Debentures') issued by MBL (acting through its London Branch) which are listed on the Channel Islands Stock Exchange.

The holder of MIPS Preference Shares is entitled to attend the General Meeting but has no right to vote because the MIPS Preference Shares are unpaid.

The terms of issue of the MIPS and the MIPS Preference Shares contain dividend stoppers that effectively prevent MBL from paying certain dividends or distributions if distributions are not paid on the MIPS or dividends are not paid on the MIPS Preference Shares.

As part of the Restructure, MGL will execute a deed poll in which it undertakes in favour of the holders of the MIPS and any MIPS Preference Shares that may be substituted for the MIPS that it will not pay dividends on MGL Shares if distributions are not paid on the MIPS or the MIPS Preference Shares ('MIPS Undertaking').

The MIPS Undertaking will be conditional upon the Schemes coming into effect. If the Schemes come into effect, the MIPS Undertaking will come into effect at the same time. The consent of the MIPS Holders is not required for the MIPS Undertaking to take effect.

In addition, in order to ensure that a single UK tax group is maintained following the Restructure, certain amendments will be made to the terms of the Convertible Debentures. These amendments are not materially prejudicial to the interests of MIPS Holders and therefore do not require the consent of MIPS Holders. These amendments will become effective on the Schemes coming into effect. If the Schemes do not come into effect, the amendments will also not come into effect.

## 9.12 FOREIGN SALE FACILITY

### 9.12.1 Foreign Shareholder participation in the Share Scheme

Restrictions under the laws of certain foreign countries make it impractical or unlawful to offer or receive MGL Shares in those countries. Accordingly, Ineligible Foreign Shareholders are ineligible to participate in the Share Scheme.

An Ineligible Foreign Shareholder is a Shareholder who on the Record Date has a registered address which is outside Australia unless MBL is satisfied that MGL is not precluded from lawfully issuing MGL Shares to them, either unconditionally or subject to such conditions that MBL regards as acceptable. Based on the information available to MBL as at the date of this Explanatory Memorandum, MBL expects that Shareholders with registered addresses in the following countries will be able to participate in the Share Scheme (this list is subject to change without notice and no assurance can be given that Shareholders in any of these jurisdictions will be able to participate in the Share Scheme).

Shareholders with registered addresses in the following countries are expected to be able to participate in the Share Scheme

- Austria
- Brazil
- Canada
- China
- France
- Germany
- Hong Kong
- India
- Ireland
- Italy
- Japan
- Korea
- Malaysia
- The Netherlands
- New Zealand
- The Philippines
- Singapore
- Spain
- Switzerland
- Taiwan
- Thailand
- United Arab Emirates
- United Kingdom
- United States of America

Shareholders with registered addresses in other jurisdictions may be able to participate in the Share Scheme at MBL's discretion.

All foreign Shareholders who hold MBL Shares on the Record Date and have not been determined by MBL to be able to participate in the Share Scheme are Ineligible Foreign Shareholders and will automatically participate in the Foreign Sale Facility. No other Shareholders may participate in the Foreign Sale Facility.

### 9.12.2 Jurisdictional disclaimers

a) United States

Persons in the United States who are 'affiliates' of MBL or MGL, as that term is defined under United States securities law, may not resell their MGL Shares except in transactions exempt from or not subject to the US Securities Act of 1933.

b) Hong Kong

This Explanatory Memorandum is for the exclusive use of MBL securityholders in connection with the Restructure. Accordingly, this Explanatory Memorandum must not be distributed, published, reproduced or disclosed (in whole or in part) to any other person in Hong Kong other than in connection with an MBL securityholder's consideration of the Restructure. This Explanatory Memorandum does not constitute an offer or invitation for the subscription, sale or purchase of securities in Hong Kong and shall not form the basis of any contract. The contents of this Explanatory Memorandum have not been reviewed by any regulatory authority in Hong Kong.

c) Brunei

This Explanatory Memorandum and the MGL Shares and MGL Options have not been, and will not be, delivered to, registered with, or approved by the Brunei Darussalam Registrar of Companies, Registrar of International Business Companies or the Brunei Darussalam Ministry of Finance. This Explanatory Memorandum is strictly private and confidential and is being distributed to a limited number of sophisticated investors upon their request and confirmation that they fully understand that neither the MBL, MGL nor this Explanatory Memorandum have been approved, licensed or registered in Brunei.

### 9.12.3 Operation of the Foreign Sale Facility

Under the Foreign Sale Facility:

- MBL Shares held by Ineligible Foreign Shareholders will be transferred to the Sale Facility Agent (as nominee for the Ineligible Foreign Shareholders) on the Implementation Date without the need for any further action by Ineligible Foreign Shareholders (MBL will have been appointed as the attorney of Ineligible Foreign Shareholders);
- the Sale Facility Agent will participate in the Share Scheme in respect of those MBL Shares (ie the MBL Shares will be transferred to MGL in exchange for the issue of MGL Shares to the Sale Facility Agent);
- within 30 days after the Implementation Date, the Sale Facility Agent will sell the MGL Shares it received; and
- within 10 Business Days of the completion of the sale of all the MGL Shares, the Relevant Sale Facility Consideration will be distributed to the Ineligible Foreign Shareholders who participated in the Foreign Sale Facility.

Each Ineligible Foreign Shareholder who participates in the Foreign Sale Facility will receive an amount equal to the average price at which the Sale Facility Agent sold the MGL Shares it received under the Foreign Sale Facility multiplied by the number of MBL Shares that were held by the Ineligible Foreign Shareholder. All transaction costs of the Foreign Sale Facility will be paid by MBL.

The Sale Facility Agent will sell the MGL Shares in one or more tranches. It is expected that the sale will occur on market but the Sale Facility Agent has discretion to effect off-market sales.

The Relevant Sale Facility Consideration will not necessarily be the highest price at which MGL Shares could be sold during the sale period. The sale process will be conducted having regard to a number of factors, including:

- The number of MGL Shares that participate in the Foreign Sale Facility. If a large number of MGL Shares participate in the Foreign Sale Facility, the sale price for those shares may be smaller.

- The prevailing market conditions, including the price of MGL Shares on ASX and the demand for the MGL Shares offered by the Sale Facility Agent.
- The need to maintain an orderly market for the MGL Shares.
- The period during which the sale process is undertaken (within 30 days of the Implementation Date).

As an alternative to participating in the Foreign Sale Facility, Shareholders who expect to be Ineligible Foreign Shareholders on the Record Date may choose to sell their MBL Shares on market prior to the last day of trading of MBL Shares (expected to be 2 November 2007). There are a number of differences between selling MBL Shares on market and participating in the Foreign Sale Facility, including:

- the price may be higher or lower;
- under the Foreign Sale Facility, Ineligible Foreign Shareholders have no control over the Relevant Sale Facility Consideration they will receive for their MBL Shares;
- Ineligible Foreign Shareholders will need to wait until after the Foreign Sale Facility process is completed before they receive the Relevant Sale Facility Consideration; and
- transfers and sales under the Foreign Sale Facility will only proceed if the Restructure is implemented.

## 9.13 MATERIAL CHANGES TO FINANCIAL POSITION

The Corporations Regulations require that this Explanatory Memorandum set out whether, within the knowledge of the directors of MBL, the financial position of MBL has materially changed since the date of the last balance sheet laid before MBL in general meeting (being 31 March 2007) and, if so, full particulars of any change.

On 16 May 2007 MBL raised approximately A$750 million by issuing MBL Shares in an institutional private placement and subsequently raised approximately A$79 million by issuing MBL Shares pursuant to a share purchase plan. MBL also raised approximately A$185 million by issuing shares pursuant to the dividend reinvestment plan. From 31 March 2007 to 1 September 2007, 11,554,078 MBL Options have been issued, 5,466,294 MBL Shares have been issued on exercise of MBL Options and 614,093 MBL Options have lapsed in accordance with their terms.

Since 31 March 2007:

- MBL has experienced a strong start to the 2008 financial year in all major regions;
- all business groups of MBL are busy;
- MBL expects a record first half, up strongly from the previous corresponding period;
- MBL has made no unusual provisions or writedowns; and
- market conditions were initially strong, however, more recently there has been significant dislocation of credit markets globally.

MBL is a disclosing entity for purposes of the continuous disclosure provisions of the Listing Rules and the Corporations Act. MBL has made a number of ASX announcements since 31 March 2007. Particulars of the announcements that are relevant to the financial position of MBL are set out in Appendix C.

At the date of this Explanatory Memorandum, the matters referred to above and the other matters disclosed in this Explanatory Memorandum constitute particulars of the changes in the financial position of MBL since 31 March 2007. In considering the overall financial position of MBL, MBL securityholders should have regard to the full range of financial information available concerning MBL, including its periodic reports, financial statements and announcements made to ASX.

## 9.14 COSTS OF RESTRUCTURE

Both one-off and recurring costs are expected to be incurred as a result of the Restructure. If the Restructure proceeds, these costs are expected to be as follows:

- One-off costs – comprising the following major items: legal fees, offshore capital gains tax on offshore restructures, stamp duty and compensation to Optionholders due to adverse tax consequences. Total one-off costs are estimated to be approximately A$27 million after income tax (net of profit share);
- Additional ongoing costs – comprising:
  - Debt-funding costs (inclusive of debt arrangement fees which are amortised over the term of the debt). Based on the pro-forma financial position at 31 March 2007, additional funding costs are estimated to be approximately A$19 million after income tax (net of profit share) per year; and
  - Operating costs relating to incremental resources required to administer the new NOHC structure and its separate Banking and Non-Banking Groups. For example, additional compliance requirements, management of funding arrangements, and management of governance arrangements between MGL, the Banking and Non-Banking Groups. It is estimated that additional ongoing operating costs will be no greater than A$4 million after income tax (net of profit share) per year.

If the Restructure does not proceed, not all of these costs will be incurred. Instead, the expected one-off costs would be lower and there would be nil additional ongoing costs.

## 9.15 RATINGS

The information provided below has been extracted from the Rating Agencies' websites and explains the differences between the provisional ratings applied to Macquarie Group Limited post restructure and those that apply to MBL today (as disclosed in sections 1.3 and 3.5).

a) Long term ratings

| S&P | | |
|---|---|---|
| Rating | A | A - |
| Definition | 'An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.' | 'The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.' |

| Moody's | | |
|---|---|---|
| Rating | A1 | A2 |
| Definition | 'Obligations rated A are considered upper-medium grade and are subject to low credit risk.' | 'Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.' |

Note: a Moody's rating outlook is an opinion regarding the likely direction of a rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive (POS), Negative (NEG), Stable (STA), and Developing (DEV-contingent upon an event).

| Fitch | | |
|---|---|---|
| Rating | A+ | A |
| Definition | 'High credit quality. 'A' ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.' | 'The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories. (The +/- modifiers are only used to denote issues within the CCC category, whereas issuers are only rated CCC without the use of modifiers.)' |

b) Short term ratings

| S&P | | |
|---|---|---|
| Rating | A1 | A2 |
| Definition | 'A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong.' | 'A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.' |

| Moody's | |
|---|---|
| Rating | P1 |
| Definition | 'Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.' |

| Fitch | |
|---|---|
| Rating | F1 |
| Definition | 'Highest credit quality. Indicated the strongest capacity for timely payment of financial commitments, may have an added "+" to denote any exceptionally strong credit feature.' |

## 9.16 SUPPLEMENTARY DISCLOSURE

MBL will issue a supplementary document to this Explanatory Memorandum if it becomes aware of any of the following between the date of this document and the date of the Meetings:

- a material statement in this Explanatory Memorandum is false or misleading (including by way of omission);
- a significant change affecting a matter included in this Explanatory Memorandum; or
- a significant new matter has arisen and it would have been required to be included in this Explanatory Memorandum if it had arisen before the date of this Explanatory Memorandum.

Any such supplementary document will be made available to MBL securityholders by announcement to ASX and on the Macquarie website. Macquarie will provide a copy of any supplementary document free of change to any person who requests a copy by calling the Macquarie Restructure Information Line.

## 9.17 CONSENTS AND DISCLAIMERS

### 9.17.1 Consent to be named

The following parties have given and, before the date of this Explanatory Memorandum, have not withdrawn their written consent to be named in this Explanatory Memorandum in the form and context in which they are named:

- Computershare Investor Services Pty Limited - as Share Registry;
- Greenwoods & Freehills - as tax adviser to MBL;
- KPMG Corporate Finance (Aust) Pty Ltd - as the Independent Expert;
- Macquarie Bank Limited – as financial adviser to MBL;
- Mallesons Stephen Jaques - as legal adviser to MBL;
- PricewaterhouseCoopers Securities Limited- as the Investigating Accountant.

### 9.17.2 Consent to the inclusion of statements

The following parties have given and, before the date of this Explanatory Memorandum, have not withdrawn their consent to the inclusion of their respective reports noted next to their names and the references to those reports in the form and context in which they are included in this Explanatory Memorandum:

- KPMG Corporate Finance (Aust) Pty Ltd - the Independent Expert's Report in Section 6;
- PricewaterhouseCoopers Securities Limited - the Investigating Accountant's Report in Section 5.

### 9.17.3 Disclaimer

Each person referred to in this section:

- Does not make, or purport to make, any statement in this Explanatory Memorandum other than those statements referred to above next to that person's name as consented to by that person; and
- To the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Explanatory Memorandum other than as described in this Section.

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A

# APPENDIX A – SHARE SCHEME

# APPENDIX A – SHARE SCHEME

Scheme of Arrangement

pursuant to section 411 of the Corporations Act 2001 (Cwlth)

between

MACQUARIE BANK LIMITED

(ABN 46 008 583 542)

and

EACH ORDINARY SHAREHOLDER OF MACQUARIE BANK LIMITED

1 Definitions and interpretation

1.1 Definitions

In this Share Scheme, unless the context otherwise requires:

**APRA** means the Australian Prudential Regulation Authority.

**ASIC** means the Australian Securities and Investments Commission.

**ASX** means ASX Limited (ACN 008 624 691) or the relevant securities market operated by it, as the context requires.

**Business Day** means a business day as defined in the Listing Rules.

**CHESS** means the clearing house electronic sub register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited.

**Corporations Act** means the *Corporations Act 2001* (Cwlth).

**Court** means the Federal Court of Australia.

**Court Order** means an order of the Court under section 411 of the Corporations Act approving the Share Scheme.

**Custodian** means Bond Street Custodians Limited (ACN 008 607 065).

**Effective Date** means the date on which an office copy of the Court Order is lodged with ASIC.

**Implementation Date** means the date one Business Day after the Record Date.

**Implementation Deed** means the Implementation Deed dated 11 September 2007 between MBL and MGL relating to the implementation of this Share Scheme and the Option Scheme.

**Ineligible Foreign Shareholder** means an MBL Shareholder shown in the register of MBL on the Record Date as having an address outside Australia, unless MBL is satisfied, in its absolute discretion, before the Effective Date that MGL is not precluded from lawfully issuing MGL Shares to the MBL Shareholder either unconditionally or after compliance with conditions MBL regards, in its absolute discretion, as acceptable and not unduly onerous where MBL is under no obligation to consider whether it is or ought to be satisfied.

**Listing Rules** means the listing rules of ASX.

**MBL** means Macquarie Bank Limited (ABN 46 008 583 542).

**MBL Option** means an option to subscribe for an MBL Share granted under the Macquarie Bank Employee Share Option Plan.

**MBL Optionholder** means a person on whose behalf the Custodian holds MBL Options as nominee and on whose behalf the Custodian is recorded in the Option Register as the nominee holder of MBL Options from time to time.

**MBL Share** means an ordinary share in the capital of MBL.

**MBL Shareholder** means a holder of an MBL Share.

**MGL** means Macquarie Group Limited (ACN 122 169 279).

**MGL Constitution** means the constitution of MGL from time to time.

**MGL Deed Poll** means the deed poll in the form or substantially the form scheduled to the Implementation Deed by MGL under which MGL covenants in favour of the Scheme Shareholders to perform the acts attributed to it under this Share Scheme.

**MGL Share** means an ordinary share in the capital of MGL.

**Option Register** means the MGL register of optionholders.

**Option Scheme** means the scheme of arrangement between MBL Optionholders and MBL for which approval is sought concurrently with this Share Scheme.

**Record Date** means 7.00pm (Sydney time) on the fifth Business Day following the Trading Cessation Date.

**Regulatory Approval** means a consent, approval or other act by a Regulatory Authority reasonably required for the implementation of the Share Scheme.

**Regulatory Authority** includes:

a) a government or governmental, semi-governmental or judicial entity or authority;

b) a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government;

c) any regulatory organisation established under statute; and

d) ASIC, ASX, APRA and the Treasurer.

**Relevant Sale Facility Consideration** means, in relation to each Ineligible Foreign Shareholder, an amount equal to the average price at which MGL Shares issued to the Sale Facility Agent under this Share Scheme are sold by the Sale Facility Agent, multiplied by the corresponding number of MBL Shares belonging to that Ineligible Foreign Shareholder which were transferred to the Sale Facility Agent under this Share Scheme.

**Sale Facility Agent** means the entity appointed by MBL to act as the sale facility agent under the Share Scheme.

**Sale Facility Agent Deed Poll** means the deed poll in the form or substantially the form scheduled to the Implementation Deed by the Sale Facility Agent under which the Sale Facility Agent covenants in favour of the Ineligible Foreign Shareholders to perform the acts attributed to it under this Share Scheme.

**Sale Facility Agent Transfer Form** means the master transfer form executed by the Sale Facility Agent for the transfer of MBL Shares from Ineligible Foreign Shareholders to the Sale Facility Agent under this Share Scheme.

**Scheme Booklet** means, in respect of the Share Scheme, the information to be despatched to the MBL Shareholders, which must include the Share Scheme, an explanatory statement complying with the requirements of the Corporations Act in relation to the Share Scheme and approved by the Court, an independent expert's report in relation to the Share Scheme and notice of meeting and proxy form in relation to the Share Scheme Meeting in such form as MBL and MGL may agree.

**Scheme Shareholder** means a MBL Shareholder on the Record Date (other than an Ineligible Foreign Shareholder) and the Sale Facility Agent.

**Second Court Date** means the date(s) on which the Second Court Hearing is held.

**Second Court Hearing** means the second hearing of the application made to the Court for the Court Order.

**Share Scheme** means this scheme of arrangement subject to any alterations or conditions made or imposed by the Court pursuant to section 411(6) of the Corporations Act.

**Share Scheme Consideration** means one MGL Share for each MBL Share held by a Scheme Shareholder.

**Share Scheme Meeting** means the meeting of MBL Shareholders convened by order of the Court pursuant to section 411(1) of the Corporations Act to consider, and if thought fit, agree to the Share Scheme.

**Share Scheme Transfer Form** means the master share transfer form executed by MGL for the transfer of MBL Shares from Scheme Shareholders to MGL under this Share Scheme.

**Trading Cessation Date** means the date which is announced on ASX to be the last day of trading in MBL Shares, expected to be the Effective Date.

1.2 **Interpretation**

In this Share Scheme, headings and bold type are for convenience only and do not affect interpretation and, unless the context requires otherwise:

a) words importing the singular include the plural and vice versa;

b) words importing a gender include both genders;

c) other parts of speech and grammatical forms of a word or phrase defined in this Share Scheme have a corresponding meaning;

d) a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any government agency;

e) a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to this Share Scheme, and a reference to this Share Scheme includes any annexure and schedule;

f) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations ordinances or by-laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

g) a reference to any document is to that document as varied, novated, ratified or replaced from time to time;

h) a reference to a party to a document includes that party's successors and permitted assigns;

i) the word 'includes' in any form is not a word of limitation;

j) a reference to '$' or 'dollar' is to Australian currency;

k) a reference to any time is a reference to that time in Sydney; and

l) unless otherwise defined in this clause 1, a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Share Scheme.

## 2 Preliminary

### 2.1 Incorporation of MBL

MBL is a company registered in the Australian Capital Territory. It has its registered office at Level 3, 25 National Circuit, Forrest, ACT 2603.

### 2.2 Incorporation of MGL

MGL is a company registered in Victoria. It has its registered office at Level 7, 1 Martin Place, Sydney NSW 2000.

### 2.3 Capital of MBL

As at 1 September 2007:

a) the issued capital of MBL is 271,086,657 MBL Shares;

b) there are 39,831,964 MBL Options on issue (at various exercise prices);

c) there are 4,000,000 preference shares in MBL on issue (which are stapled to unsecured debt obligations of Macquarie Finance Ltd (ACN 001 214 964) to form 'Macquarie Income Securities'); and

d) there are 350,000 non-cumulative redeemable preference shares in MBL on issue which form part of the Macquarie Income Preferred Securities structure.

### 2.4 Agreement to implement Share Scheme

MBL and MGL have agreed, by executing and delivering the Implementation Deed, to implement the terms of this Share Scheme and the steps contemplated to follow the implementation of this Share Scheme, insofar as they are required to be implemented by each of them.

### 2.5 Execution of deed polls

MGL has executed the MGL Deed Poll and the Sale Facility Agent has executed the Sale Facility Agent Deed Poll.

## 3 Conditions precedent

### 3.1 Conditions precedent

The conditions precedent to this Share Scheme are:

a) the Implementation Deed not being terminated prior to the Second Court Hearing;

b) the receipt of each Regulatory Approval on terms and conditions (if any) acceptable to any of MBL and MGL affected by it on or before 6.00am on the Second Court Date;

c) ASX indicating in writing that it will grant permission for quotation of the MGL Shares (subject only to customary pre-quotation listing conditions);

d) no Regulatory Authority taking any action or making any preliminary or final order or decree (or commencing or threatening to do so) which as at the Second Court Hearing restrains or prohibits the implementation of the Share Scheme or any transaction contemplated by the Share Scheme;

e) MBL Shareholders agreeing to the Share Scheme in accordance with section 411 of the Corporations Act;

f) the approval by the Court of the Share Scheme under section 411(4)(b) of the Corporations Act provided that, should the Court propose to approve this Share Scheme subject to any alterations or conditions, MBL may, on behalf of all parties concerned, by its counsel or solicitors, consent only to such of those alterations or conditions to this Share Scheme to which MGL has consented (such consent not to be unreasonably withheld or delayed); and

g) all conditions precedent to the Option Scheme (other than the conditions precedent to this Share Scheme) having been satisfied.

**3.2 Effect of conditions precedent**

The satisfaction of each condition precedent in clause 3.1 is a condition precedent to the operation of the provisions of clause 4.

**3.3 Certificate**

At the Second Court Hearing, MBL will provide to the Court a certificate, or such other evidence as the Court requests, confirming whether or not all the conditions precedent to the Share Scheme set out in clause 3.1 (other than Court approval of the Share Scheme and Court approval of the Option Scheme) have been satisfied.

## 4 The Share Scheme

**4.1 Court order**

MBL will lodge with ASIC an office copy of the Court Order within five Business Days of the making of that Court Order.

**4.2 Sale facility**

a) All of the MBL Shares held by Ineligible Foreign Shareholders, together with all rights and entitlements attaching to those MBL Shares at the Record Date, will be transferred to the Sale Facility Agent on the Implementation Date without the need for any further action by any Ineligible Foreign Shareholder. The Sale Facility Agent will act as nominee of the Ineligible Foreign Shareholder in respect of those MBL Shares.

b) MBL must procure that the Sale Facility Agent:

(i) accepts the transfer of MBL Shares under clause 4.2(a);

(ii) within 30 days after the Implementation Date, disposes of MGL Shares issued to the Sale Facility Agent under clause 4.3(d); and

(iii) distributes the Relevant Sale Facility Consideration to the Ineligible Foreign Shareholders within 10 Business Days of the completion of the last disposal of the MGL Shares in accordance with clause 4.2(b)(ii).

**4.3 Restructure**

a) MBL will give MGL the names and addresses of all Scheme Shareholders and the number of MBL Shares held by each of them and such other information as MGL may require to implement the Share Scheme.

b) Following the completion of the transfer under clause 4.2(a), all MBL Shares, together with all rights and entitlements attaching to the MBL Shares at the Record Date, will be transferred to MGL on the Implementation Date without the need for any further action by any MBL Shareholder.

c) MBL, as agent for each Scheme Shareholder, will apply for MGL Shares comprising the Share Scheme Consideration to be issued to that Scheme Shareholder.

d) In consideration of the transfer of the MBL Shares to MGL, MGL will issue on the Implementation Date the Share Scheme Consideration to the Scheme Shareholders.

4.4 Transfers of MBL Shares

To give effect to the transfers of MBL Shares under clauses 4.2(a) and 4.3(b), on the Implementation Date MBL will take the following actions in the order set out in this clause 4.4:

a) as agent for the Ineligible Foreign Shareholders, execute the Sale Facility Transfer Form, which was previously duly completed and executed by the Sale Facility Agent, to transfer all MBL Shares held by Ineligible Foreign Shareholders to the Sale Facility Agent as nominee for the Ineligible Foreign Shareholders;

b) register the transfer of MBL Shares and enter the name of the Sale Facility Agent in its register in respect of all MBL Shares transferred under clause 4.2(a);

c) as agent for the Scheme Shareholders, execute the Share Scheme Transfer Form, which was previously duly completed and executed by MGL, to transfer all MBL Shares to MGL; and

d) register the transfer of MBL Shares and enter the name of MGL in its register in respect of all MBL Shares.

4.5 Issue of MGL Shares

a) To apply for the issue of MGL Shares under clause 4.3(c), MBL will on the Implementation Date and following the steps set out in clause 4.4 duly complete and execute a master subscription form in respect of the MGL Shares comprising the Share Scheme Consideration for each Scheme Shareholder.

b) To reflect the issue of MGL Shares under clause 4.3(d), MBL will on the Implementation Date, and following the step set out in clause 4.5(a), procure MGL to enter the names of the Scheme Shareholders in its register in respect of all MGL Shares issued as Share Scheme Consideration.

4.6 Shareholders agreement to transfer

a) The Ineligible Foreign Shareholders agree to the transfer of their MBL Shares to the Sale Facility Agent as their nominee in accordance with the terms of this Share Scheme.

b) The Scheme Shareholders agree to the transfer of their MBL Shares to MGL in accordance with the terms of this Share Scheme.

4.7 Agreement to become a member of MGL

Each Scheme Shareholder agrees to become a member of MGL, to have his or her name entered in any register of members of MGL, to accept the MGL Shares issued to him or her and to be bound by the MGL Constitution.

4.8 Warranty by each MBL Shareholder

a) Each Ineligible Foreign Shareholder is deemed to have warranted to the Sale Facility Agent that all its MBL Shares (including any rights and entitlements attaching to those MBL Shares) which are transferred to the Sale Facility Agent under this Share Scheme will, at the date of the transfer of them to the Sale Facility Agent, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and any restrictions on their transfer and that it has full power, capacity and authority to transfer its MBL Shares (including any rights and entitlements attaching to those MBL Shares) to the Sale Facility Agent under this Share Scheme.

b) Each Scheme Shareholder is deemed to have warranted to MGL that all its MBL Shares (including any rights and entitlements attaching to those MBL Shares) which are transferred to MGL under this Share Scheme will, at the date of the transfer of them to MGL, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and any restrictions on their transfer and that it has full power, capacity and authority to transfer its MBL Shares (including any rights and entitlements attaching to those MBL Shares) to MGL under this Share Scheme.

## 5 Dealings in MBL Shares

### 5.1 Recognised dealings

For the purposes of determining who is an MBL Shareholder on the Record Date, dealings in MBL Shares on or before the close of business on the Trading Cessation Date will be recognised provided that:

a) in the case of dealings of the type to be effected using CHESS, the transferee is registered as holder of the relevant MBL Shares by the Record Date; and

b) in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before 6.00pm (Sydney time) on the fifth Business Day following the Trading Cessation Date at the place where the register of MBL Shareholders is kept.

### 5.2 MBL's obligation to register

MBL must register any transmission application and transfer received in accordance with clause 5.1(b) by the Record Date.

### 5.3 Transfer requests received after the Record Date

MBL will not accept (and is not obliged to accept) for registration or recognise (and is not obliged to recognise) for any purpose any transmission application or transfer in respect of MBL Shares referred to in clause 5.1(b) received after 6.00pm (Sydney time) on the fifth Business Day following the Trading Cessation Date nor any transfer or transmission in respect of a dealing in MBL Shares that occurred after the close of business on the Trading Cessation Date.

### 5.4 Maintaining the register of MBL Shareholders

For the purpose of determining entitlements to the Share Scheme Consideration, MBL will, until the Share Scheme Consideration has been issued, maintain the register of MBL Shareholders in accordance with the preceding provisions of this clause 5 and, following the registration of the transfer of the MBL Shares from Ineligible Foreign Shareholders to the Sale Facility Agent and the entry of the name of the Sale Facility Agent in the register referred to in clause 4.4(b) the register of MBL Shareholders in this form will solely determine entitlements to the Share Scheme Consideration.

### 5.5 Statements of holding cease to have any effect

From the Record Date, any statement of holding in respect of MBL Shares will cease to have any effect as a document of title in respect of such shares. As from the Record Date, each entry on the register of MBL Shareholders will cease to be of any effect other than as evidence of entitlement to the Share Scheme Consideration pursuant to this Share Scheme in respect of the MBL Shares relating to that entry.

## 6 Quotation of MBL Shares

### 6.1 Suspension of trading

Trading on ASX in MBL Shares will be suspended on the Trading Cessation Date which is expected to be the Effective Date.

### 6.2 Termination of quotation

MBL will apply to ASX for termination of the quotation of MBL Shares after the Implementation Date.

## 7 General Share Scheme provisions

### 7.1 Alterations or conditions

If the Court proposes to approve this Share Scheme subject to any alterations or conditions under section 411(6) of the Corporations Act, MBL may, by its counsel or solicitors but subject to the prior approval of MGL, consent on behalf of all parties concerned to any alterations or conditions.

### 7.2 Instructions, authorisations and notifications to MGL

Except for a Scheme Shareholder's tax file number, each binding instruction, authorisation or notification between a Scheme Shareholder and MBL relating to the MBL Shares or a Scheme Shareholder's status as an MBL Shareholder including, without limitation:

a) any election with respect to participation in the MBL Dividend Reinvestment Plan;

b) any authorisations with respect to the making or receipt of payments;

c) the notification of any personal details including addresses and bank accounts; and

d) any instructions relating to communications from MBL,

will, from the Record Date, be deemed, by reason of this Share Scheme, to be a similarly binding instruction, authorisation or notification to, and be accepted by, MGL in respect of the MGL Shares issued to Scheme Shareholders until that instruction or notification is revoked or amended in writing addressed to MGL. Any outstanding balances in a Scheme Shareholder's MBL DRP account will be transferred to that Scheme Shareholder's MGL DRP account under this Share Scheme.

### 7.3 Further assurances

MBL will execute all documents and do all things necessary or expedient to implement, and perform its obligations under, this Share Scheme.

### 7.4 Authority of MBL

Each MBL Shareholder consents to MBL doing all things necessary or expedient for or incidental to the implementation of this Share Scheme.

### 7.5 MBL to act on behalf of MBL Shareholders

Each Ineligible Foreign Shareholder and each Scheme Shareholder, without the need for any further act, appoints MBL, and empowers MBL to appoint any of its directors or officers severally as its attorney and agent for the purposes of executing any document necessary or desirable to give effect to this Share Scheme, or doing any other act or thing necessary or desirable to give effect to this Share Scheme.

7.6 **Stamp duty**

MBL will pay all stamp duties and any related fines, penalties and other costs in respect of this Share Scheme (including, without limitation, in connection with the issue of MGL Shares to Scheme Shareholders in accordance with the terms of this Share Scheme).

7.7 **Scheme binding**

This Share Scheme binds MBL and all Ineligible Foreign Shareholders and all Scheme Shareholders (including those who do not attend or vote at the Share Scheme Meeting to approve this Share Scheme or vote against the resolution at the Share Scheme Meeting).

7.8 **Notices**

If a notice, transfer, transmission application, direction or other communication referred to in this Share Scheme is sent by post to MBL, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at MBL's registered office or at the office of the registrar of Shares as the case may be.

7.9 **No liability when acting in good faith**

Neither MBL nor MGL, nor any director, officer or employee of either of those companies, will be liable for anything done or omitted to be done in the performance or implementation of this Share Scheme in good faith.

7.10 **Governing law**

This Share Scheme is governed by the laws of New South Wales. The parties irrevocably submit to the non-exclusive jurisdiction of the courts in New South Wales and the courts competent to determine appeals from those courts.

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B

# APPENDIX B – OPTION SCHEME

# APPENDIX B – OPTION SCHEME

Scheme of Arrangement

pursuant to section 411 of the Corporations Act 2001 (Cwlth)

between

MACQUARIE BANK LIMITED

(ABN 46 008 583 542)

and

EACH OPTIONHOLDER

## 1 Definitions and interpretation

### 1.1 Definitions

In this Option Scheme, unless the context requires otherwise:

**ASIC** means the Australian Securities and Investments Commission.

**ASX** means ASX Limited (ACN 008 624 691) or the relevant securities market operated by it, as the context requires.

**Business Day** means a business day as defined in the Listing Rules.

**Corporations Act** means the Corporations Act 2001 (Cwlth).

**Court** means the Federal Court of Australia.

**Court Order** means an order of the Court under section 411 of the Corporations Act approving the Option Scheme.

**Custodian** means Bond Street Custodians Limited (ACN 008 607 065).

**Effective Date** means the date on which an office copy of the Court Order is lodged with ASIC.

**Implementation Date** means the date one Business Day after the Record Date.

**Implementation Deed** means the Implementation Deed dated 11 September 2007 between MBL and MGL relating to the implementation of the Share Scheme and this Option Scheme.

**Listing Rules** means the listing rules of ASX.

**MBL** means Macquarie Bank Limited (ABN 46 008 583 542).

**MBL Option** means an option to subscribe for an MBL Share granted under the MBL Option Plan.

**MBL Option Plan** means the Macquarie Bank Employee Share Option Plan including any jurisdiction specific subplan.

**MBL Optionholder** means a person on whose behalf the Custodian holds MBL Options as nominee and on whose behalf the Custodian is recorded in the Option Register as the nominee holder of MBL Options from time to time.

**MBL Share** means an ordinary share in the capital of MBL.

**MBL Shareholder** means each person who is registered in the Register as the holder of MBL Shares from time to time.

**MGL** means Macquarie Group Limited (ACN 122 169 279).

**MGL Deed Poll** means the deed poll in the form or substantially the form scheduled to the Implementation Deed by MGL under which MGL covenants in favour of the Scheme Optionholders to perform the acts attributed to it under this Option Scheme.

**MGL Option** means an option to subscribe for an ordinary share in MGL granted under the MGL Option Plan.

**MGL Option Plan** means the MGL Employee Share Option Plan, the rules of which are set out in a schedule to the Implementation Deed.

**MGL Option Register** means the MGL register of optionholders.

**MGL Option South Africa Subplan Rules** means the rules of the subplan of the MGL Option Plan titled 'Rules of the South Africa Subplan of the Macquarie Group Employee Share Option Plan' as set out in a schedule to the Implementation Deed.

**MGL Option United Kingdom Subplan Rules** means the rules of the subplan of the MGL Option Plan titled 'Rules of the HMRC Approved Subplan of the Macquarie Group Employee Share Option Plan' as set out in a schedule to the Implementation Deed.

**MGL Optionholder** means each person who is registered in the MGL Option Register as the holder of MGL Options from time to time.

**Option Scheme** means this scheme of arrangement subject to any alterations or conditions made or imposed by the Court pursuant to section 411(6) of the Corporations Act.

**Option Scheme Consideration** means one MGL Option in respect of each MBL Option held by Scheme Optionholders at the Record Date.

**Option Scheme Meeting** means the meeting of MBL Optionholders convened by order of the Court pursuant to section 411(1) of the Corporations Act to consider and, if thought fit, agree to the Option Scheme.

**Option Register** means MBL's option register and the documents maintained under section 170 of the Corporations Act.

**Record Date** means 7:00 pm (Sydney time) on the fifth Business Day following the Trading Cessation Date.

**Register** means MBL's register of members.

**Scheme Optionholder** means each MBL Optionholder at the Record Date.

**Scheme Shareholder** has the same meaning as in the Share Scheme.

**Second Court Hearing** means the second hearing of the application made to the Court for the Court Order.

**Share Scheme** means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act made or to be made between MBL and each ordinary shareholder in MBL in respect of the MBL Shares subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

**Trading Cessation Date** means the date which is announced on ASX to be the last day of trading in MBL Shares, expected to be the Effective Date.

1.2 Interpretation

In this Option Scheme, headings and bold type are for convenience only and do not affect interpretation and, unless the context requires otherwise:

a) words importing the singular include the plural and vice versa;

b) words importing a gender include both genders;

c) other parts of speech and grammatical forms of a word or phrase defined in this Option Scheme have a corresponding meaning;

d) a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any government agency;

e) a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to this Option Scheme, and a reference to this Option Scheme includes any annexure and schedule;

f) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations ordinances or by-laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

g) a reference to any document (including this Option Scheme) is to that document as varied, novated, ratified or replaced from time to time;

h) a reference to a party to a document includes that party's successors and permitted assigns;

i) the word 'includes' in any form is not a word of limitation;

j) a reference to '$' or 'dollar' is to Australian currency;

k) a reference to any time is a reference to that time in Sydney; and

l) unless otherwise defined in this clause 1, a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Option Scheme.

## 2 Preliminary

### 2.1 MBL

a) MBL is a public company registered in Australian Capital Territory and is a company limited by shares. It has its registered office at Level 3, 25 National Circuit, Forrest, ACT 2603.

b) At 1 September 2007, 39,831,964 MBL Options were on issue.

c) MBL is a company admitted to the official list of ASX and MBL Shares are officially quoted on ASX.

### 2.2 MGL

a) MGL is a company registered in Victoria and is a company limited by shares. It has its registered office at Level 7, No.1 Martin Place, Sydney NSW 2000.

b) At 13 September 2007, the issued share capital of MGL comprises two ordinary shares with no options over ordinary shares.

### 2.3 Agreement to implement Option Scheme

MBL and MGL have agreed, by executing and delivering the Implementation Deed, to implement the terms of this Option Scheme and the steps contemplated to follow the implementation of this Option Scheme, insofar as they are required to be implemented by each of them.

2.4 Execution of MGL Deed Poll

MGL has executed the MGL Deed Poll

3 Conditions precedent

3.1 Conditions precedent

The conditions precedent to this Option Scheme are:

a) all conditions precedent to the Share Scheme (other than the conditions precedent to this Option Scheme) having been satisfied;

b) this Option Scheme being approved at the Option Scheme Meeting in accordance with section 411 of the Corporations Act; and

c) the approval by the Court of this Option Scheme under section 411(4)(b) of the Corporations Act provided that, should the Court propose to approve this Option Scheme subject to any alterations or conditions, MBL may, on behalf of all parties concerned, by its counsel or solicitors, consent only to such of those alterations or conditions to this Option Scheme to which MGL has consented (such consent not to be unreasonably withheld or delayed).

3.2 Effect of conditions precedent

The satisfaction of each condition precedent in clause 3.1 on or before the Court making the Court Order is a condition precedent to the operation of the provisions of this Option Scheme.

3.3 Certificate

At the Second Court Hearing, MBL will provide to the Court a certificate, or such other evidence as the Court requests, confirming whether or not all of the conditions precedent to the Option Scheme set out in clause 3.1 (other than Court approval of the Share Scheme and Court approval of the Option Scheme) have been satisfied.

4 The Option Scheme

4.1 Lodgement of Court Orders with ASIC

In accordance with Section 411(10) of the Corporations Act, MBL will lodge with ASIC an office copy of the Court Order approving this Option Scheme pursuant to section 411(4)(b) of the Corporations Act on the same date MBL lodges with ASIC the Court Order approving the Share Scheme pursuant to section 411(4)(b) of the Corporations Act.

4.2 Agreement to cancellation

Each Scheme Optionholder agrees to the cancellation of their MBL Options (together with all rights and entitlements attached to their MBL Options) by this Option Scheme and will do all things necessary to facilitate cancellation of their MBL Options.

4.3 Cancellation of MBL Options

On the Implementation Date, the MBL Options are cancelled and MBL will remove the name of the holder of any MBL Options from the Option Register and the MBL Option Plan is terminated.

4.4 Provision of Option Scheme Consideration

In consideration for the cancellation of the MBL Options, MBL will procure MGL:

a) on the Implementation Date, to issue the Option Scheme Consideration to each Scheme Optionholder, in respect of each MBL Option registered in the name of that Scheme Optionholder in the Option Register at the Record Date;

b) on the Implementation Date, to enter the name of each Scheme Optionholder on the MGL Option Register; and

c) no later than five Business Days after the Record Date, to despatch or procure the despatch to each Scheme Optionholder a statement representing the MGL Options held in the name of that Scheme Optionholder in accordance with this Option Scheme.

4.5 MGL Options

All MGL Options issued pursuant to this Option Scheme will:

a) be issued on the terms and conditions set out in the rules of the MGL Option Plan except that;

   i) MGL Options to be issued in consideration for the cancellation of those MBL Options held under the UK Inland Revenue approved subplan of the MBL Option Plan will be issued on the terms and conditions set out in the MGL Option United Kingdom Subplan Rules; and

   ii) MGL Options to be issued in consideration for the cancellation of those MBL Options of a Scheme Optionholder who is in South Africa will be issued on the terms and conditions set out in the MGL Option South Africa Subplan Rules;

b) have a vesting period equal to the vesting period of the MBL Option which it replaces;

c) have an exercise price equal to the exercise price per MBL Option of the MBL Option which it replaces;

d) have an option period equal to the option period of the MBL Option which it replaces; and

e) have the same exercise conditions as those of the MBL Option which it replaces, with such modifications as are necessary to reflect that the issuer of the MGL Options is MGL and that the MGL Options are held by, and registered in the name of, the MGL Optionholder and not the Custodian as nominee of the MGL Optionholder.

Any performance hurdles applicable to an MBL Option that are measured by reference to the average annual return on ordinary equity are re-expressed as performance hurdles applicable to the MGL Option which replaces that MBL Option to be measured against the average annual return on ordinary equity of MBL for financial years ending before the Implementation Date and against the average annual return on ordinary equity of MGL for financial years ending after the Implementation Date.

4.6 Warranty by each MBL Optionholder

Each Scheme Optionholder is deemed to have warranted to MGL that all its MBL Options (including any rights and entitlements attaching to those MBL Options) which are cancelled under this Option Scheme will, at the date of the cancellation, be free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise.

## 5 Exercise of MBL Options

### 5.1 Exercise of MBL Options

MBL will not accept for registration or recognise for any purpose (nor will it be obliged to do so) any exercise or transfer of an MBL Option received on or after the Effective Date and, after such time, the MBL Option will not be capable of exercise notwithstanding any terms on which such MBL Option was granted.

5.2 **Entitlements of MBL Optionholders**

a) For the purpose of determining entitlements to the Option Scheme Consideration, MBL must maintain the Option Register in accordance with clause 5.1 until the Option Scheme Consideration has been provided to the Scheme Optionholders. The Option Register in this form will solely determine entitlements to the Option Scheme Consideration.

b) After the Record Date, each entry in the Option Register as at the Record Date will cease to have any effect, except as evidence of entitlement to the Option Scheme Consideration.

---

## 6 General Option Scheme provisions

### 6.1 Alterations or conditions

If the Court proposes to approve this Option Scheme subject to any alterations or conditions under section 411(6) of the Corporations Act, MBL may, by its counsel or solicitors but subject to the prior approval of MGL, consent on behalf of all parties concerned to any alterations or conditions.

### 6.2 Instructions to MGL

Except for a Scheme Optionholder's tax file number, any binding instructions or notifications between a Scheme Optionholder and MBL relating to the MBL Options or a Scheme Optionholder's status as an MBL Optionholder (including, without limitation, any instructions relating to communications from MBL) will, from the Record Date, be deemed, by reason of this Option Scheme, to be a similarly binding instruction or notification to, and be accepted by, MGL in respect of the MGL Options issued to Scheme Optionholders until that instruction or notification is revoked or amended in writing addressed to MGL.

### 6.3 Further assurances

MBL will execute all documents and do all things necessary or expedient to implement, and perform its obligations under, this Option Scheme.

### 6.4 Authority of MBL

Each Scheme Optionholder consents to MBL doing all things necessary or expedient for or incidental to the implementation of this Option Scheme.

### 6.5 MBL to act on behalf of Scheme Optionholders

Each Scheme Optionholder, without the need for any further act, appoints MBL and empowers MBL to appoint any of its Directors or officers severally, as its attorney and agent:

a) for the purposes of executing any document necessary or desirable to give effect to this Option Scheme, or doing any other act or thing necessary or desirable to give effect to this Option Scheme; and

b) to execute a power of attorney in favour of the entity acting as 'Plan Company' under the MGL Option Plan and its officers severally in substantially the same form as the power of attorney granted by the Scheme Optionholder to the 'Plan Company' of the MBL Option Plan and its officers severally.

### 6.6 Stamp duty

MBL will pay all stamp duties and any related fines, penalties and other costs in respect of this Option Scheme (including, without limitation, in connection with the issue of MGL Options to Scheme Optionholders in accordance with the terms of this Option Scheme).

### 6.7 Compensation to Scheme Optionholders

If a Scheme Optionholder suffers one or more Tax Detriments as a direct consequence of:

a) the cancellation of their MBL Options pursuant to this Option Scheme; and/or

b) the issue of MGL Options pursuant to this Option Scheme; and/or

c) a subsequent tax event in relation to their MGL Options issued pursuant to this Option Scheme,

MBL will procure that MGL or a subsidiary of MGL (the 'relevant subsidiary') will offer the Scheme Optionholder Appropriate Compensation.

MBL will procure that MGL or the relevant subsidiary will calculate or cause to be determined the nature and quantum of Appropriate Compensation which will be binding on the Scheme Optionholder. However should the Scheme Optionholder so request, the calculation by MGL or the relevant subsidiary will be reviewed by a major accounting or law firm practicing in the jurisdiction(s) relevant to the calculation of the Tax Detriment, at MGL's, or the relevant subsidiary's cost.

For the purposes of this clause 6.7:

'Tax Detriment' means a reduction in the net after tax economic position of the relevant Scheme Optionholder and which, in the case of clause 6.7(c) only, is a reduction from the net after tax economic position of the relevant Scheme Optionholder which would have arisen had the Option Scheme not been implemented and a corresponding tax event occurred at that time in relation to the Scheme Optionholder's MBL Options.

'Appropriate Compensation' means:

a) for a Tax Detriment of a permanent nature, a cash payment sufficient to place the Scheme Optionholder in the overall economic position after tax which would have applied had this Option Scheme not been implemented; and

b) for a Tax Detriment of a timing nature, a loan to the Scheme Optionholder in the currency of the Tax Detriment, of an amount equal to the taxation liability relating to the Tax Detriment where the interest rate and payment terms applicable to the loan are at the discretion of MGL or the relevant subsidiary, as specified in each individual case, and, unless the loan period is extended by MGL or the relevant subsidiary, the loan is repayable at the earlier of:

    i) the taxation liability being refunded by the relevant taxation authority;

    ii) the cessation of the effect of the Tax Detriment;

    iii) the lapse, exercise or sale of the Option, or

    iv) the employee ceasing to be an employee of MGL or its subsidiaries,

In each case grossed up for any tax payable by the Scheme Optionholder in respect of the amounts of the Appropriate Compensation.

6.8 Scheme binding

This Option Scheme binds MBL and all Scheme Optionholders (including those who do not attend or vote at the Option Scheme Meeting to approve this Option Scheme or vote against the resolution at the Option Scheme Meeting).

6.9 Notices

If a notice, transfer, transmission application, direction or other communication referred to in this Option Scheme is sent by post to MBL, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at MBL's registered office or at the office of the registrar of options as the case may be.

6.10 No liability when acting in good faith

Neither MBL or MGL, nor any Director, officer or employee of either of those companies, will be liable for anything done or omitted to be done in the performance or implementation of this Option Scheme in good faith.

6.11 Governing law

This Option Scheme is governed by the laws of New South Wales. The parties irrevocably submit to the non-exclusive jurisdiction of the courts in New South Wales and the courts competent to determine appeals from those courts.


C

# APPENDIX C – PARTICULARS OF ASX ANNOUNCEMENTS

# APPENDIX C – PARTICULARS OF ASX ANNOUNCEMENTS

| Date | Particulars of ASX announcements relevant to financial position of MBL since 31 March 2007 |
|---|---|
| 11/09/07 | Update on number of MBL fully paid ordinary shares and options on issue at 31 August 2007. |
| 20/8/07 | MBL received in-principle approval from APRA to establish a NOHC and will seek shareholder approval for establishment of the NOHC. Funding of A$8 billion also arranged. |
| 16/8/07 | MBL/PBL consortium to acquire 66.2% stake in Immobilien Scout GMBH. |
| 14/8/07 | Update on number of MBL fully paid ordinary shares and options on issue at 31 July 2007. |
| 25/7/07 | MBL lodgement of the Macquarie Specialist Funds Quarterly report for the June 2007 quarter. |
| 19/7/07 | MBL announced that all resolutions in the 2007 notice of AGM were passed at the 2007 AGM. |
| 19/7/07 | Lodgement of the 2007 AGM presentation and Chairman's address to shareholders at 2007 AGM. |
| 19/7/07 | MBL announced that its first quarter profit is substantially up on the prior corresponding period. |
| 18/7/07 | Distribution rate on Macquarie Income Securities will be 8.13% per annum in respect of the next distribution period. |
| 12/7/07 | Update on number of MBL fully paid ordinary shares and options on issue at 30 June 2007. |
| 6/7/07 | Issue of 2,146,392 fully paid ordinary MBL shares under the Dividend Reinvestment Plan for the ordinary dividend paid on 4/7/07. |
| 29/6/07 | Lodgement of prospectus dated 29/6/07 for the MBESOP. |
| 25/6/07 | Issue of 912,076 fully paid ordinary MBL shares under the Macquarie Bank SPP. |
| 22/6/07 | MBL announced that it is proceeding with its Share Purchase Plan ("SPP") announced on 16/5/07, subsequent to its announcement on 13/6/07 that it intended to terminate the SPP in certain circumstances. |
| 21/6/07 | Lodgement of presentation at UBS Sixth Annual Australian Financial Services Conference. |
| 15/6/07 | Lodgement of notice of annual general meeting for 2007. |
| 15/6/07 | MBL/PBL *joint venture had extended the time for acceptance of its bid for the Gateway Casino* Income Fund to 25/7/07. |
| 14/6/07 | Update on number of MBL fully paid ordinary shares and options on issue at 31 May 2007. |
| 13/6/07 | MBL announced that it intends to terminate the SPP if the MBL share price is less than A$87 on 22/6/07. |
| 6/6/07 | Issue price for the new shares to be allotted under the DRP in respect of the ordinary final dividend to be paid on 4/7/07 is A$86.44 per share. |
| 23/5/07 | Lodgement of offer materials for the MBL SPP. |
| 21/5/07 | MBL notice under section 708A(5)(e) of the Corporations Act. |
| 21/5/07 | Issue of 8,620,690 fully paid ordinary MBL shares pursuant to A$750 million capital raising. |
| 17/5/07 | MBL and MGQ jointly announced that Macquarie Goodman Asia (a company 50/50 owned by MGQ and MBL) has agreed to acquire a majority stake in Japan Representative and enter a strategic alliance. |

| | |
|---|---|
| 17/5/07 | Airline Partners Australia ('APA') announced that there was a possibility of making a renewed offer for Qantas ('QAN'). |
| 16/5/07 | MBL announced further information about its SPP |
| 16/5/07 | MBL had successfully priced its A$750 million capital raising. |
| 15/5/07 | Lodgement of 2007 Financial Report, Annual Review, Management Discussion and Analysis, result announcement presentation and Preliminary Final Report. |
| 15/5/07 | MBL announced a 60% increase in profit and 47% increase in dividends per share for the year ended 31/3/07. |
| 14/5/07 | MBL announced it had called a trading halt because it was contemplating a capital raising. |
| 11/5/07 | Alinta Limited ('AAN') announced that it had recommended a revised offer from the rival Babcock Consortium as opposed to the offer from the Macquarie Consortium. |
| 8/5/07 | QAN acknowledged that APA's current bid for QAN would not proceed and it will issue a statement in relation to APA's intention to submit its offer to acquire QAN to the Takeovers Panel. |
| 7/5/07 | The Takeovers Panel amended its earlier announcement on 7/5/07 ('Takeovers Panel: Qantas Airways Limited 02R'). |
| 7/5/07 | MBL announced that it has provided a revised proposal to Alinta for the acquisition of AAN. |
| 3/5/07 | MBL noted the announcement made by the Macquarie Group that it had closed two new infrastructure funds, raising more than US$10 billion overseas. |
| 1/5/07 | Update on number of MBL fully paid ordinary shares and options on issue at 30 April 2007. |
| 23/4/07 | Update on number of MBL fully paid ordinary shares and options on issue at 31 March 2007. |
| 17/4/07 | MBL and MFL announced the distribution rate on Macquarie Income Securities will be 8.23% per annum in respect of the next distribution period. |
| 12/4/07 | APA announced its lodgement of the offer materials for the takeover of QAN. |
| 4/4/07 | AAN announced it was not prepared to recommend the proposal from the Macquarie Consortium. |
| 4/4/07 | MBL and PBL jointly announced their 50/50 joint venture to make an offer to acquire Gateway Casinos in Western Canada. |


D

# APPENDIX D – APRA NOHC AUTHORITY

**Australian Prudential Regulation Authority**

400 George Street (Level 26)
Sydney NSW 2000

GPO Box 9836
Sydney NSW 2001

T 02 9210 3000
F 02 9210 3411
W www.apra.gov.au


APRA

5 September 2007

Mr Allan Moss
Managing Director & Chief Executive Officer
Macquarie Bank Limited
No1 Martin Place
SYDNEY NSW 2000

Dear Mr Moss

**MACQUARIE GROUP LIMITED**
**AUTHORITY AS NON-OPERATING HOLDING COMPANY**

I refer to your application dated 28 February 2007 for Macquarie Group Limited (MGL) to be authorised as a non-operating holding company (NOHC) under the *Banking Act 1959.*

I now enclose MGL's NOHC authority, which takes effect from today. Please note that the conditions placed on the authority do not take effect until such time as MGL becomes the ultimate holding company for Macquarie Bank Limited.

Please do not hesitate to contact me if you have any questions regarding the operation of the authority.

Yours sincerely

Wayne Byres
Executive General Manager - Diversified Institutions Division
Tel: 02 9210 3146
Email: wayne.byres@apra.gov.au

# Authority to be a non-operating holding company of an authorised deposit-taking institution

*Banking Act 1959*

---

I, Wayne Byres, a delegate of APRA, GRANT Macquarie Group Limited ABN 94 122 169 279 authority under subsection 11AA(2) of the *Banking Act 1959* (the Act). The authority takes effect today.

Under subsection 11AA(3) of the Act, I IMPOSE the conditions specified in the attached Schedule on the authority. The conditions shall take effect as provided for in paragraph 18 of the conditions.

Dated 5 September 2007

..............................

Wayne Byres
Executive General Manager
Diversified Institutions Division

### Interpretation

In this Notice

***APRA*** means the Australian Prudential Regulation Authority.

***ADI*** is short for authorised deposit-taking institution and has the meaning given in subsection 5(1) of the Act.

***NOHC*** is short for non-operating holding company and has the meaning given in subsection 5(1) of the Act.

*Note 1* This NOHC authority operates as an authority in relation to Macquarie Group Limited and any ADIs that are its subsidiaries from time to time.

*Note 2* Under subsection 11AA(5) of the Act, an authorised NOHC is guilty of an offence if it does or fails to do an act and doing or failing to do that act results in a contravention of a condition of the NOHC authority, and there is no order in force under section 11 of the Act determining that subsection 11AA(5) does not apply to the NOHC. The maximum penalty is 200 penalty units or, by virtue of subsection 4B(3) *Crimes Act 1914* in the case of a body corporate, a penalty not exceeding 1,000 penalty units. By virtue of subsection 11AA(5A) of the Act, an offence against subsection 11AA(5) is an indictable offence. Under subsection 11AA(5B) of the Act, if a NOHC commits an offence against subsection 11AA(5), the NOHC is guilty of an offence against that subsection in respect of the first day on which the offence is committed and each subsequent day (if any) on which the circumstances that gave rise to the NOHC committing the offence continue (including the day of conviction for any such offence or any later day).

*Note 3* The circumstances in which APRA may revoke a NOHC authority are set out in section 11AB of the Act.

*Note 4* Under subsection 11AA(6) of the Act, APRA must publish notice of the granting of this authority and imposition of the conditions in the *Gazette* and may cause notice of the granting of this authority to be published in any other way it considers appropriate.

## Schedule - conditions imposed on the authority

### Interpretation

1. In these conditions, including the annexures:

*Act* means the *Banking Act 1959;*

***ADI*** means Macquarie Bank Limited ABN 46 008 583 542;

***ADI Group*** means the group of companies in the Macquarie Group at Level 2 of which the ADI NOHC is the parent company;

***ADI Group capital requirement*** means capital requirement calculated by applying the ADI's Board-approved internal minimum Tier 1 capital ratio to total risk-weighted exposures (or, from the Basel II commencement date, total risk-weighted assets) at Level 2, as determined by applying all applicable prudential standards to the ADI, which must be met by Tier 1 capital, in which regard the respective proportions of Fundamental Tier 1 capital, Residual Tier 1 capital and Innovative Tier 1 capital must comply with APS 111;

***ADI NOHC*** means the non-operating holding company which is the immediate holding company of the ADI;

***AIFRS*** means the accounting standards made by the Australian Accounting Standards Board on 15 July 2004 (and subsequent revisions) and known as the Australian equivalents to International Financial Reporting Standards;

***APS*** (followed by a number) identifies a specific prudential standard, and a reference to a particular prudential standard includes a reference to a prudential standard that replaces it;

***Authorised NOHC*** means Macquarie Group Limited ABN 94 122 169 279;

***Basel II commencement date*** means 1 January 2008 or the date on which the prudential standards implementing the revised international capital framework for banks, known as "Basel II", begin to apply;

***Board*** means board of directors;

***ECM*** means Economic Capital Model determined in accordance with the ECM Agreement;

***ECM Agreement*** means the agreement made between the Macquarie Group and APRA in Annexure 1 to these conditions;

***eligible capital*** means the sum of:

(a) eligible share capital;
(b) reserves;
(c) retained earnings;
(d) eligible non-innovative Residual Tier 1 capital; and
(e) eligible hybrid capital;

***eligible hybrid capital*** :

(a) for the ADI Group, means Innovative Tier 1 capital within the meaning of APS 111; and
(b) for the Non-ADI Group, means hybrid capital that meets the conditions in Annexure 2 to these conditions;

***eligible non-innovative Residual Tier 1 capital*** means non-innovative Residual Tier 1 capital within the meaning of APS 111;

***eligible share capital***:

(a) for the ADI Group, means share capital that qualifies as Fundamental Tier 1 capital under APS 111; and
(b) for the Non-ADI Group, means paid-up capital issued by entities in the Macquarie Group to parties external to the Macquarie Group that is recognised as share capital applying ordinary Australian accounting standards, conventions and practices;

***Fundamental Tier 1 capital*** has the meaning in APS 111;

***Innovative Tier 1 capital*** has the meaning in APS 111;

***Level 2*** means the consolidated banking group comprising the ADI, the ADI NOHC and all their subsidiary entities other than non-consolidated subsidiaries within the meaning of APS 110;

***Level 3*** has the meaning in APS 110;

***Level 3 MCR*** has the meaning in paragraph 2;

***Macquarie Group*** means the group of companies of which the Authorised NOHC is the parent company;

***Macquarie Group restructure*** means the restructure under which the ADI becomes a subsidiary of the Authorised NOHC;

***NOHC*** means non-operating holding company;

***Non-ADI Group*** means all companies in the Macquarie Group other than the companies in the ADI Group. For clarification this definition also excludes subsidiaries of the ADI NOHC that are non-consolidated for APRA regulatory capital purposes;

***Non-ADI Group capital requirement*** means the capital requirement for the Non-ADI Group, determined using the ECM;

***prudential standard*** has the meaning in the Act;

***reserves*** means:

(a) for the ADI Group, reserves that qualify as Fundamental Tier 1 capital under APS 111;
(b) for the Non-ADI Group:
  (i) share based payment reserves, to the extent that they qualify as Fundamental Tier 1 capital under APS 111; and
  (ii) foreign currency translation reserves

  all at face value and recognised in accordance with AIFRS;

unless otherwise agreed by APRA in writing;

***Residual Tier 1 capital*** has the meaning in APS 111;

***retained earnings***:

(a) for the ADI Group, has the meaning in APS 111;
(b) for the Non ADI Group, means amounts recognised as retained earnings in accordance with AIFRS;

***service company*** means a subsidiary of the Authorised NOHC which predominantly provides services to the Macquarie Group, such as (without limitation) risk management, financial operations, human resources or information technology;

***Tier 1 capital*** has the meaning in APS 111.

## Capital

2. Subject to paragraph 3, the Authorised NOHC must ensure that the Macquarie Group complies with a minimum capital requirement at Level 3 (**Level 3 MCR**) equal to the sum of the dollar value of:

   (a) the ADI Group capital requirement; and

   (b) the Non-ADI Group capital requirement.

3. The Authorised NOHC's Level 3 MCR will be reduced by an initial transitional amount of $187 million. This transitional amount will be amortised on a straight line basis to a reduction of nil by 31 December 2008.

4. In applying the ECM to the Non-ADI Group, no value may be given to the inter-group diversification benefit (i.e. between the ADI Group and Non-ADI Group).

5. The Authorised NOHC must ensure that eligible capital held by the Macquarie Group at all times equals or exceeds the Level 3 MCR.

6. The Authorised NOHC must have a rigorous process in place to ensure that all material changes to the ECM are submitted to the Authorised NOHC's Board for approval. This process must include, at a minimum, clear definitions of materiality and trigger events for Board approvals or other interventions.

## Quality of Capital

7. The Authorised NOHC must ensure that the Macquarie Group's eligible share capital, retained earnings and reserves are not less than 75% of the Level 3 MCR.

8. The Authorised NOHC must ensure, at all times, that the Macquarie Group has sufficient Level 3 eligible capital:

   (a) of an equivalent to, or higher quality than, that necessary to meet the ADI Group capital requirement; and

   (b) after deducting the capital necessary to meet the ADI Group capital requirement – of an equivalent to, or higher quality than, that necessary to meet the Non-ADI Group capital requirement.

9. The criteria for defining eligible hybrid capital set out in Annexure 2 will be applied to hybrid capital instruments used to meet the Non-ADI Group capital requirement.

*Note 1*: Once APRA develops industry-wide prudential policy on eligible capital for non-banking businesses in a non-operating holding company structure and this comes into force, APRA will consider any transitional arrangements that may be necessary. However, APRA does not propose to grandfather the interim arrangements set out in the above conditions.

*Note 2*: The Level 3 capital framework outlined in conditions 2 to 9 is an interim arrangement pending the development and implementation by APRA of industry-wide Non-Operating Holding Company Prudential Standards. At the inception of such Prudential Standards, APRA may impose transitional capital arrangements. APRA does not propose that the interim arrangements set out in these conditions be grandfathered.

## Prudential Standards

10. The Authorised NOHC must comply with:

    (a) APS 210, as if the Authorised NOHC were an ADI. In applying this prudential standard, the Authorised NOHC must be able to demonstrate that it has taken into account the needs of all members of the Macquarie Group in establishing its liquidity management strategy, but the standard does not apply directly to other members of the Non-ADI Group;

    (b) APS 310, as if the Authorised NOHC were an ADI; and

    (c) APS 231 and APS 232, to the extent that they relate to the activities of the ADI or the Authorised NOHC.

11. The paragraphs of APS 222 relating to badging and disclosure are to apply to the Authorised NOHC and other companies in the Macquarie Group. The Authorised NOHC and Macquarie Group members may use the Macquarie logo and brand provided the relevant disclosure requirements are met.

## Authorised NOHC Activities

12. The Authorised NOHC may undertake a "corporate centre" role, including group treasury activities, risk management, settlements, information technology, human resources, financial reporting and other group services such as company secretarial. These roles may also be performed by service subsidiaries of the NOHC formed for that purpose. Where centralised treasury functions are undertaken by the Authorised NOHC:

    (a) there must be separate liquidity policies for the ADI and the Authorised NOHC;

    (b) there must be separate and distinct funding programmes for the ADI, Authorised NOHC and any other Macquarie Group entities requiring external funding;

    (c) there must be clearly defined processes to ensure external counterparties are fully aware of which Macquarie Group entity is being represented by a treasury person, including the providing separate offering documentation and ensuring that transaction confirmations clearly identify the appropriate counterparty;

    (d) there must be separate correspondent banking arrangements for the ADI and Authorised NOHC, although these may be held with the ADI who may offer to provide banking services to various members of the Non-ADI Group. There must also be separate security clearing accounts and custody arrangements for the ADI and the Authorised NOHC such as with Austraclear, Clearstream and Euroclear;

(e) the ADI, in any role as banker to the Authorised NOHC, must ensure that its processes and systems result in the clear identification and segregation of cash flows to the ultimate beneficiary of transactions; and

(f) the ADI Group's funding from the Authorised NOHC must not exceed 20% of the ADI Group's total funding.

13. Any overseas banking subsidiary that the Macquarie Group establishes must be wholly-owned, directly or indirectly, by the ADI NOHC unless otherwise approved by APRA in writing.

## Reporting

14. The Authorised NOHC must provide APRA with quarterly reporting, in a form acceptable to APRA, of its Level 3 MCR and eligible capital. Each report must be provided within 20 business days of the end of the quarter to which it relates, or within such further time as APRA may approve in writing.

15. Approval by the Board of the Authorised NOHC will be sought for any significant changes to the ECM assumptions or methodology. Any such changes and the effect on the Level 3 MCR must be provided to APRA within 14 days of the Authorised NOHC Board's approvals.

16. The Macquarie Group must also report to APRA on a quarterly basis, in a form acceptable to APRA, on:

(a) the liquidity position of the Macquarie Group;

(b) intra-group exposures between the Authorised NOHC and other Macquarie Group members;

(c) large exposures of the Macquarie Group, based on its own large exposures framework; and

(d) the balance sheet of the Authorised NOHC and of the consolidated Macquarie Group.

Each report must be provided within 20 business days of the end of the quarter to which it relates, or within such further time as APRA may approve in writing.

17. The CEO of the Authorised NOHC must provide APRA with an attestation no later than 3 months after the end of each financial year of the Authorised NOHC that the requirements of these conditions in relation to the amount and quality of capital

have been complied with at all times during the financial year to which the attestation relates. At the same time, the Authorised NOHC's external auditor must provide APRA with a written opinion as to:

(a) whether the approved capital methodology has been applied at all times; and

(b) the reliability of the quarterly reporting.

## Operation

18. These conditions take effect from the day on which the ADI becomes a subsidiary (within the meaning of section 46 of the *Corporations Act 2001*) of the Authorised NOHC.

## Annexure 1

The essential elements of the ECM Agreement are as follows:

The ECM calculates a measure the Macquarie Group (Macquarie) calls "economic risk" for use in capital adequacy assessment. This is the amount of capital and earnings required to protect Macquarie against insolvency to a standard commensurate with its credit rating, and is calculated for each material component of risk faced by Macquarie.

The components that are relevant to the Non-ADI Group are:

- equity risk;
- credit risk;
- operational risk;
- market risk;
- liquidity risk;
- risk on intangible assets and equity investments forming part of business operations; and
- risk on fixed assets.

These components are summed, then adjusted for the impact of diversification between risk types and forward earnings stressed for a severe downturn.

The ADI Group will remain subject to APRA's ADI capital framework under the prudential standards as in force from time to time, including the need to meet minimum Tier 1 and minimum capital ratios under the prudential standards. The following description relates only to the calculation of Level 3 capital:

**1. Capital requirements**

a. The Level 3 MCR will be calculated as the ADI Group capital requirement (i.e. the ADI's Board-approved internal minimum regulatory Tier 1 capital requirement of the ADI Group) plus the Non-ADI Group capital requirement (i.e. the Net Economic Risk of the Non-ADI Group).

b. Where the ADI or a member of the Non-ADI Group issues capital directly to external parties and that capital meets the entity's stand-alone capital requirement, this may be counted towards satisfaction of the Level 3 MCR, provided the requirements in the conditions relating to the quality of capital are met.

c. The ADI Group capital requirement will be calculated as X% of risk-weighted assets plus Tier 1 deductions, where "X" is Macquarie's internal minimum Tier 1 capital ratio as set by the ADI's Board and notified to APRA.

d. Net Economic Risk of the Non-ADI Group will be calculated as Economic Risk, per the Authorised NOHC's Board-approved Economic Capital Model, less Non-ADI Group Stressed Forward Earnings.

e. The capital impact of transactions internal to the Macquarie Group will be eliminated at the NOHC level. Similarly, intra-group holdings of capital will be eliminated.

f. Loans and direct credit substitutes provided by the Authorised NOHC to subsidiaries within the group will have no incremental capital impact on the Authorised NOHC. This is to avoid double-counting of capital requirements and is implicit in the building block approach.

g. The Authorised NOHC must ensure that the Macquarie Group holds capital against any transactions the Authorised NOHC or service companies enter into, other than those transactions discussed above, for their own purposes e.g. to hedge interest rate or foreign exchange rate exposure. The capital for these transactions will be calculated using the ECM.

**2. Eligible Capital**

a. The capital requirement computed above will be compared to total eligible capital calculated as:
- eligible share capital (at paid-up value);
- reserves;
- retained earnings;
- eligible non-innovative Residual Tier 1 capital (at paid-up value); and
- eligible hybrid capital (at paid-up value);

b. Eligible hybrid capital, and any other Tier 1 capital, used to meet the ADI Group capital requirement must meet APRA's criteria for inclusion in the Tier 1 capital of the ADI.

c. Eligible hybrid capital to meet the Non-ADI Group capital requirement will need to meet criteria specified in Annexure 2.

Note: This will be an interim arrangement, to apply until APRA's new NOHC Level 3 capital regime is in force.

## Annexure 2

Eligible hybrid capital for the Non-ADI Group must contain the following characteristics and features:

- Ability to absorb losses within the Macquarie Group.

- Provides a permanent and unrestricted commitment of funds from third parties which is repayable for cash consideration only with regulatory approval;

  - Non-defaultable – i.e. non-repayment of interest or principal does not trigger default; and
  - Subordinated – ranks behind claims of all other creditors in the event of a winding up.

- The holders of any eligible hybrid capital instrument shall have no contractual rights of set-off between the instrument and any claims by the Macquarie Group on the holders of the instrument.

- Term – the term of the instrument must meet the following criteria:

  - the instrument is perpetual, with no call date for at least 10 years;
  - if structured as legal form debt, a term of approximately 50 years or such other term (of at least 10 years) as is required in the relevant jurisdiction to ensure deductibility of interest may be applied;
  - a coupon step-up at the call date will be permissible if in line with market norms for the type of security issued;
  - normal tax and regulatory event calls will be permitted; and
  - repayment / redemption at call or maturity will only be permissible with regulator approval.

- Coupon – the coupon of the instrument must meet the following criteria:

  - the instrument offers a margin (over fixed or floating rate benchmark) fixed at time of issue;
  - the instrument may convert from fixed to floating rate, providing the floating rate margin is set at time of issue;
  - any step-up margin must be set at time of issue. Unless APRA determines in writing in relation to a particular class of instrument, there is no prescribed limitation on the step-up margin, provided it reflects norms at time of issue for the type of security to be issued; and
  - the instrument provides for mandatory deferral, either non-cumulative or cumulative non-compounding (but deferral must not constitute an event of default).

- Subordination – the subordination of the instrument must meet the following criteria:

  - the instrument may rank ahead of ordinary shares;
  - the instrument may rank no better that pari-passu with similar deeply subordinated instruments (including preference shares);

- the instrument must rank behind subordinated debt and unsecured creditors; and
- there is no mandatory conversion to preference shares on occurrence of a regulatory event (as that term is commonly defined).


E

# APPENDIX E – NOTICES OF MEETING

# APPENDIX E – NOTICES OF MEETING

Notice of Court ordered Share Scheme Meeting

Notice is given that in accordance with an order of the Federal Court of Australia ('Court') made on 13 September 2007 pursuant to section 411(1) of the Corporations Act 2001 (Cwlth) a meeting of Macquarie Bank Limited (ACN 008 583 542) ordinary shareholders will be held at:

LOCATION: The Grand Ballroom, The Westin Sydney<br>Lower Level, 1 Martin Place<br>Sydney NSW 2000

DATE: 25 October 2007

TIME: 3.00pm

BUSINESS

The business of the meeting will consist of the following:

Share Scheme Resolution

To consider and, if thought fit, to pass a resolution in the following terms:

*That pursuant to section 411 of the Corporations Act 2001 (Cwlth), the scheme of arrangement proposed to be made between Macquarie Bank Limited and each of its Scheme Shareholders to effect the transfer of the Shareholders' shares in Macquarie Bank Limited to Macquarie Group Limited ('MGL') in consideration for the issue of shares in MGL on a one-for-one basis as more particularly set out in the Explanatory Memorandum accompanying the notice of meeting convening this meeting is agreed to (with or without modification as approved by the Federal Court).*

NOTES

Explanatory Memorandum

This notice of meeting should be read in conjunction with the Explanatory Memorandum which accompanies the notice. The Explanatory Memorandum contains an explanation of the resolution and further information about the Share Scheme to enable Shareholders to make an informed decision as to how to vote on the resolution.

Unless otherwise defined in this notice of meeting, terms used in this notice of meeting have the same meaning as set out in the Glossary in the Explanatory Memorandum.

Required majorities

The vote on the Share Scheme Meeting resolution will be conducted by way of a poll. On a poll, Shareholders have one vote for each MBL Share held.

For the resolution to be effective, the resolution must be passed by a majority in number of holders of MBL Shares present and voting (either in person or by proxy) and at least 75% of the votes cast on the resolution.

Chairman

The Court has appointed Mr David S Clarke or failing him, Mr H Kevin McCann to act as Chairman of the Share Scheme Meeting and has directed the Chairman to report the result of the Share Scheme Meeting to the Court.

Entitlement to vote

The Shareholders entitled to vote at the Share Scheme Meeting will be those registered holders of MBL Shares at 7.00pm (Sydney time) on 23 October 2007.

Voting of jointly held Shares

If MBL Shares are jointly held, only one of the joint holders is entitled to vote at the Share Scheme Meeting. If more than one Shareholder votes in respect of a jointly held Share in MBL, only the vote of the Shareholder whose name appears first in MBL's register of members will be counted. Shareholders need not exercise all of their votes in the same way, nor need they cast all of their votes.

Individuals

If you plan to attend the Share Scheme Meeting, we ask that you arrive at the venue at least 30 minutes prior to the time designated for the Share Scheme Meeting so that we may check the number of your Shares and note your attendance.

Voting by corporations

If a corporate Shareholder wishes to appoint a person to act as its representative at the meeting, that person should be provided with a letter or certificate authorising him or her to act as the company's representative (executed in accordance with the company's constitution) or with a copy of the resolution appointing the representative, certified by a secretary or director of the company. A form of certificate may be obtained from MBL's share registry.

Voting by proxy

If you cannot attend, you may appoint a proxy to attend and vote for you. If you are entitled to cast two or more votes, you may nominate two persons to vote on your behalf at the meeting. If two proxies are appointed, each proxy may be appointed to represent a specified number or proportion of your votes. Fractions of votes will be disregarded. If no such number or proportion is specified, each proxy may exercise half your votes. A Proxy Form and a reply paid envelope have been included for Shareholders with this Notice of Meeting. Proxy voting instructions are provided on the back of the Proxy Form.

A proxy need not be a shareholder. If you wish to direct a proxy how to vote on any resolution, place a mark (e.g. a cross) in the appropriate box on the Proxy Form and your votes may only be exercised in that manner. You may split your voting direction by inserting the number of shares or percentage of shares that you wish to vote in the appropriate box.

Online proxy facility

You may also submit your proxy appointment online by visiting the following webpage: www.computershare.com/au/proxy/mbl.

To use this Online Proxy Facility, you will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode, as shown on your Proxy Form. You will be taken to have signed the Proxy Form if you lodge it in accordance with the instructions on the website. If you wish to use this facility, you must lodge your Proxy Form through the facility by no later than 6.00pm (Sydney time) on 23 October 2007. A proxy cannot be appointed electronically if they are appointed under a power of attorney or similar authority. The Online Proxy Facility may not be suitable for some Shareholders who wish to split their votes on an item of business or appoint two proxies with different voting directions. Please read the instructions for the Online Proxy Facility carefully before you lodge your proxy using this facility.

Proxy delivery

Proxies given by post, fax or delivery must be received by MBL's share registry, Computershare Investor Services Pty Limited, at GPO Box 242, Melbourne, Victoria, 3001 (facsimile number (03) 9473 2118) or at Level 2, 60 Carrington Street, Sydney NSW 2000 or at MBL's registered office in the ACT, by no later than 6.00pm (Sydney time) on 23 October 2007. Any revocations of proxies (including online proxies) must be received at one of these places before the commencement of the meeting or at the registration desk at The Westin Sydney for the 2007 Share Scheme Meeting from 2.15pm on the day of the meeting until the commencement of the meeting.

Power of attorney

If a Shareholder has appointed an attorney to attend and vote at the meeting, or if the proxy is signed by an attorney, the power of attorney (or a certified copy of the power of attorney) must be received by MBL's share registry, Computershare Investor Services Pty Limited, at the addresses or facsimile number above, or at MBL's registered office in the ACT, by no later than 6.00pm (Sydney time) on 23 October 2007, unless the power of attorney has been previously lodged with MBL's share registry for notation.

By Order of the Board

Dennis Leong

Company Secretary

13 September 2007

## Notice of General Meeting

Notice is given that a general meeting of Macquarie Bank Limited (ACN 008 583 542) ('MBL') will be held at:

| | |
|---|---|
| LOCATION: | The Grand Ballroom, The Westin Sydney<br>Lower Level, 1 Martin Place<br>Sydney NSW 2000 |
| DATE: | 25 October 2007 |
| TIME: | Following the court ordered meeting of MBL Shareholders on the same date, but no earlier than 3.30pm |

BUSINESS

The business of the meeting will consist of the following:

Capital Reduction Resolution

To consider and, if thought fit, to pass an ordinary resolution in the following terms:

*That subject to and conditional on the Schemes being implemented in accordance with their terms, the capital of MBL be reduced by paying the Reduction Amount per MBL Share to holders of those shares on a record date occurring after the Implementation Date to be specified by MBL ('Capital Reduction Record Date'). The Reduction Amount is an amount calculated by dividing A$3 billion by the number of MBL Shares on issue on the Capital Reduction Record Date.*

NOTES

Explanatory Memorandum

This notice of meeting should be read in conjunction with the Explanatory Memorandum which accompanies the notice. The Explanatory Memorandum contains an explanation of the resolution and further information about the reduction of capital to enable Shareholders and holders of MIS to make an informed decision as to how to vote on the resolution.

Unless otherwise defined in this notice of meeting, terms used in this notice of meeting have the same meaning as set out in the glossary in the Explanatory Memorandum.

Required majority

For the resolution to be effective, a majority of the votes cast on the resolution must be voted in favour of the resolution.

Entitlement to vote

Each:

- MBL Shareholder will have one vote for each MBL Share held; and
- MIS Holder will have one vote for each MIS held.

The persons entitled to vote at the General Meeting will be those registered holders of MBL Shares and MIS at 7.00pm (Sydney time) on 23 October 2007.

Voting of jointly held Shares

If MBL Shares or MIS are jointly held, only one of the joint holders is entitled to vote at the General Meeting. If more than one holder votes in respect of a jointly held MBL Share or MIS (as the case may be), only the vote of the holder whose name appears first in MBL's register of members will be counted. Shareholders and MIS Holders need not exercise all of their votes in the same way, nor need they cast all of their votes.

### Individuals voting

If you plan to attend the General Meeting, we ask that you arrive at the venue at least 30 minutes prior to the time designated for the General Meeting so that we may check the number of your MBL Shares and/or MIS and note your attendance.

### Voting by corporations

If a corporate holder of MBL Shares or MIS wishes to appoint a person to act as its representative at the meeting, that person should be provided with a letter or certificate authorising him or her to act as the company's representative (executed in accordance with the company's constitution) or with a copy of the resolution appointing the representative, certified by a secretary or director of the company. A form of certificate may be obtained from MBL's share registry.

### Voting by proxy

If you cannot attend, you may appoint a proxy to attend and vote for you. If you are entitled to cast two or more votes, you may nominate two persons to vote on your behalf at the meeting. If two proxies are appointed, each proxy may be appointed to represent a specified number or proportion of your votes. Fractions of votes will be disregarded. If no such number or proportion is specified, each proxy may exercise half your votes. A Proxy Form and a reply paid envelope have been included with this Notice of Meeting. Proxy voting instructions are provided on the back of the Proxy Form.

A proxy need not be a holder of MBL Shares or MIS. If you wish to direct a proxy how to vote on any resolution, place a mark (e.g. a cross) in the appropriate box on the Proxy Form and your votes may only be exercised in that manner. You may split your voting direction by inserting the number of shares or percentage of shares that you wish to vote in the appropriate box.

### Online proxy facility

You may also submit your proxy appointment online by visiting the webpages:

- MBL Shareholders: www.computershare.com/au/proxy/mbl
- MIS Holders: www.computershare.com/au/proxy/mbli.

To use this Online Proxy Facility, you will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode, as shown on your Proxy Form. You will be taken to have signed the Proxy Form if you lodge it in accordance with the instructions on the website. If you wish to use this facility, you must lodge your Proxy Form through the facility by no later than 6.00pm (Sydney time) on 23 October 2007. A proxy cannot be appointed electronically if they are appointed under a power of attorney or similar authority. The Online Proxy Facility may not be suitable for some holders who wish to split their votes on an item of business or appoint two proxies with different voting directions. Please read the instructions for the Online Proxy Facility carefully before you lodge your proxy using this facility.

### Proxy delivery

Proxies given by post, fax or delivery must be received by MBL's share registry, Computershare Investor Services Pty Limited, at GPO Box 242, Melbourne, Victoria, 3001 (facsimile number (03) 9473 2118) or at Level 2, 60 Carrington Street, Sydney NSW 2000 or at MBL's registered office in the ACT, by no later than 6.00pm (Sydney time) on 23 October 2007.

Any revocations of proxies (including online proxies) must be received at one of these places before the commencement of the meeting or at the registration desk at the Westin Sydney from 2.15pm on the day of the meeting until the commencement of the meeting.

### Power of attorney

If a Shareholder or MIS Holder has appointed an attorney to attend and vote at the meeting, or if the proxy is signed by an attorney, the power of attorney (or a certified copy of the power of attorney) must be received by MBL's share registry, Computershare Investor Services Pty Limited, at the addresses or facsimile number above, or at MBL's registered office in the ACT, by no later than 6.00pm (Sydney time) on 23 October 2007, unless the power of attorney has been previously lodged with MBL's share registry for notation.

By Order of the Board

Dennis Leong
Company Secretary
13 September 2007

## Notice of Court ordered Option Scheme Meeting

Notice is given that in accordance with an order of the Federal Court of Australia ('Court') made on 13 September 2007 pursuant to section 411(1) of the Corporations Act 2001 (Cwlth) a meeting of Macquarie Bank Limited (ACN 008 583 542) optionholders ('Optionholders') will be held at:

| | |
|---|---|
| LOCATION: | The Grand Ballroom, The Westin Sydney<br>Lower Level, 1 Martin Place<br>Sydney NSW 2000 |
| DATE: | 25 October 2007 |
| TIME: | Following the General Meeting of members of Macquarie Bank Limited on the same date, but no earlier than 4.00pm |

### BUSINESS

The business of the meeting will consist of the following:

#### Option Scheme Resolution

To consider and, if thought fit, to pass a resolution in the following terms:

*That pursuant to section 411 of the Corporations Act 2001 (Cwlth), the scheme of arrangement proposed to be made between Macquarie Bank Limited and each of its Optionholders to effect the cancellation of the Optionholders' options in Macquarie Bank Limited in consideration for the issue of options in Macquarie Group Limited on a one for one basis as more particularly set out in the Explanatory Memorandum accompanying the notice of meeting convening this meeting is agreed to (with or without modification as approved by the Federal Court).*

### NOTES

#### Explanatory Memorandum

This notice of meeting should be read in conjunction with the Explanatory Memorandum which accompanies the notice. The Explanatory Memorandum contains an explanation of the resolution and further information about the Option Scheme to enable Optionholders to make an informed decision as to how to vote on the resolution.

Unless otherwise defined in this notice of meeting, terms used in this notice of meeting have the same meaning as set out in the Glossary in the Explanatory Memorandum.

#### Required majorities

The vote on the Option Scheme Meeting resolution will be conducted by way of a poll. On a poll, Optionholders have one vote for each whole dollar value of MBL Option value held.

For the resolution to be effective, the resolution must be passed by a majority in number of Optionholders present and voting in each class of Optionholders (either in person or by proxy) and at least 75% of the total amount of the debts and claims of the Optionholders included in that class present and voting (either in person or by proxy).

#### Chairman

The Court has appointed Mr David S Clarke or failing him, Mr H Kevin McCann to act as Chairman of the Option Scheme Meeting and has directed the Chairman to report the result of the Option Scheme Meeting to the Court.

#### Entitlement to vote

The Optionholders entitled to vote at the Option Scheme Meeting will be those registered holders of MBL Options at 7.00pm (Sydney time) on 23 October 2007.

### Voting of jointly held Options

If MBL Options are jointly held, only one of the joint holders is entitled to vote at the Option Scheme Meeting. If more than one Optionholder votes in respect of a jointly held MBL Option, only the vote of the Optionholder whose name appears first in MBL's register of MBL Options will be counted. Optionholders need not exercise all of their vote in the same way, nor need they cast all of their votes.

### Individuals voting

If you plan to attend the Option Scheme Meeting, we ask that you arrive at the venue at least 30 minutes prior to the time designated for the Option Scheme Meeting so that we may check your Option holding and note your attendance.

### Voting by corporations

A corporation that is a holder of Options must appoint a person to act as its representative. The appointment must comply with the Corporations Act. A letter of representation must be either lodged with the Registry, Computershare Investor Services Pty Limited, prior to the commencement of the Option Scheme Meeting or the representative must bring to the Option Scheme Meeting evidence of his or her appointment including any authority under which it is signed.

### Voting by proxy

If you cannot attend, you may appoint a proxy to attend and vote for you. You may nominate two persons to vote on your behalf at the meeting. If two proxies are appointed, each proxy may be appointed to represent a specified proportion of your vote. Fractions will be disregarded. If no such proportion is specified, each proxy may exercise half your vote. A Proxy Form has been included for Optionholders with this Notice of Meeting. Proxy voting instructions are provided on the back of the Proxy Form.

A proxy need not be an Optionholder. If you wish to direct a proxy how to vote on the resolution, place a mark (e.g. a cross) in the appropriate box on the Proxy Form and your vote may only be exercised in that manner.

### Online proxy facility

You may also submit your proxy appointment online by visiting the webpage:

www.computershare.com/au/proxy/mblo.

To use this Online Proxy Facility, you will need your Optionholder Reference Number and postcode, as shown on your Proxy Form. You will be taken to have signed the Proxy Form if you lodge it in accordance with the instructions on the website. If you wish to use this facility, you must lodge your Proxy Form through the facility by no later than 6.00pm (Sydney time) on 23 October 2007. A proxy cannot be appointed electronically if they are appointed under a power of attorney or similar authority. The Online Proxy Facility may not be suitable for some Optionholders who wish to split their vote on the item of business or appoint two proxies with different voting directions. Please read the instructions for the Online Proxy Facility carefully before you lodge your proxy using this facility.

### Proxy delivery

Proxies given by post, fax, email or delivery must be received by Computershare Investor Services Pty Limited, at GPO Box 242, Melbourne, Victoria, 3001 (facsimile number (03) 9473 2118) (email address: macquarieoptions.proxies@computershare.com.au) or at Level 2, 60 Carrington Street, Sydney NSW 2000 or at MBL's registered office in the ACT, by no later than 6.00pm (Sydney time) on 23 October 2007. Any revocations of proxies (including online proxies) must be received at one of these places before the commencement of the meeting or at the registration desk at The Westin Sydney for the 2007 Option Scheme Meeting from 2.15pm on the day of the meeting until the commencement of the meeting.

### Power of attorney

If an Optionholder has appointed an attorney to attend and vote at the meeting, or if the proxy is signed by an attorney, the power of attorney (or a certified copy of the power of attorney) must be received by Computershare Investor Services Pty Limited, at the addresses, facsimile number or email address above, or at MBL's registered office in the ACT, by no later than 6.00pm (Sydney time) on 23 October 2007, unless the power of attorney has been previously lodged with MBL's option registry for notation.

By Order of the Board

Dennis Leong

Company Secretary

13 September 2007

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# GLOSSARY

# GLOSSARY

| | |
|---|---|
| ADI | Authorised deposit taking institution |
| APRA | Australian Prudential Regulation Authority |
| APRA NOHC Authority | Authority to be a NOHC of an ADI granted by APRA to MGL on 5 September 2007 and contained in Appendix D, the conditions of which do not take effect until such time as MGL becomes the ultimate holding company for MBL |
| ASIC | Australian Securities and Investments Commission |
| ASX | ASX Limited or the stock market operated by it, as the context requires |
| ASTC Settlement Rules | The settlement rules of ASX Settlement and Transfer Corporation Pty Limited ACN 008 504 532 |
| ATO | Australian Taxation Office |
| Bank Facility | A$8 billion multi-currency, syndicated senior unsecured credit facility for MGL as described in Section 3.6 |
| Banking HoldCo | The holding company of the Banking Group Macquarie B.H. Pty Ltd ACN 124 071 432 |
| Banking Act | Banking Act 1959 (Cwlth) |
| Banking Group | That part of the Macquarie Group described in Section 3.3 |
| Board | The board of Directors of MBL and, following the Implementation Date, the board of Directors of MGL |
| Bridge Facility | A$10 billion two-year committed senior bridge facility to MGL described in Section 3.6 |
| BSCL | Bond Street Custodians Limited (ACN 008 607 065) |
| Business Day | A business day as defined in the Listing Rules |
| Capital Reduction | A reduction of the share capital of MBL by paying the Reduction Amount per MBL Share to holders of those MBL Shares on the Capital Reduction Record Date |
| Capital Reduction Record Date | A date after the Implementation Date to be specified by MBL |
| Capital Reduction Resolution | The ordinary resolution set out in the notice of meeting issued by MBL to Shareholders and MIS Holders and contained in Appendix E |
| Corporations Act | *Corporations Act 2001 (Cth)* |
| Corporations Regulations | *Corporations Regulations 2001 (Cth)* |
| Court | The Federal Court of Australia |
| Court Order | An order of the Court under section 411 of the Corporations Act, approving the Share Scheme or the Option Scheme, as the context requires |
| Director | A Voting Director of MBL and following the Implementation Date a Voting Director of MGL |
| ELE | Extended Licensed Entity, a concept relevant to APRA prudential regulation, as described in Section 1.1b) |

| | |
|---|---|
| ESOP | Macquarie Group Employee Share Option Plan |
| Executive Committee | The Executive Committee of MBL or MGL, as the context requires |
| Explanatory Memorandum | This document is the explanatory memorandum |
| Fitch | Fitch Ratings, a ratings agency |
| Foreign Sale Facility | The foreign sale facility described in Section 9.12 |
| General Meeting | The general meeting of MBL members to consider and vote on the Capital Reduction Resolution |
| IBG | Macquarie's Investment Banking Group |
| Implementation Date | The date one Business Day after the Record Date |
| Implementation Deed | The implementation deed described in Section 9.3.1 |
| Investigating Accountant | PricewaterhouseCoopers Securities Limited |
| Investigating Accountant's Report | The report by the Investigating Accountant in Section 5 |
| Independent Expert | KPMG Corporate Finance (Aust) Pty Ltd (AFSL 246901) |
| Independent Expert's Report | The report by the Independent Expert in Section 6 |
| Ineligible Foreign Shareholder | A Shareholder shown in the register of MBL on the Record Date as having an address outside Australia, unless MBL is satisfied, in its absolute discretion, before the Effective Date (as that term is defined in the Share Scheme) that MGL is not precluded from lawfully issuing MGL Shares to the Shareholder either unconditionally or after compliance with conditions MBL regards, in its absolute discretion, as acceptable and not unduly onerous where MBL is under no obligation to consider whether it is or ought to be satisfied |
| Listing Rules | The listing rules of ASX |
| Macquarie or Macquarie Group | MBL, MGL and each of their controlled entities |
| MBESOP | Macquarie Bank Employee Share Option Plan |
| MBL | Macquarie Bank Limited ACN 008 583 542 |
| MBL Option | An option to subscribe for an MBL Share under the MBESOP |
| MBL Optionholder | A holder of an MBL Option |
| MBL Share | An ordinary share in the capital of MBL |
| MBL Shareholder | A holder of an MBL Share |
| Meetings | The Share Scheme Meeting, the General Meeting and the Option Scheme Meeting |
| MGL | Macquarie Group Limited ACN 122 169 279 |
| MGL Deed Poll | The deed poll described in Section 9.3.2 |
| MGL Option | An option to subscribe for an MGL Share under the ESOP |
| MGL Optionholder | A holder of an MGL Option |
| MGL Share | An ordinary share in the capital of MGL |
| MGL Shareholder | A holder of an MGL Share |
| MIPS | Macquarie Income Preferred Securities |
| MIS | Macquarie Income Securities |
| MIPS Holder | A holder of MIPS |

| | |
|---|---|
| MIPS Preference Shares | Preference shares in MBL which are all held by the general partner of Macquarie Capital Funding L.P and form part of the MIPS structure |
| MIS Holder | A holder of a MIS |
| Moody's | Moody's Investors Service, a ratings agency |
| NOHC | Non-operating holding company |
| NOHC Restructure Legislation | Refers to the *Financial Sector (Business Transfer and Group Restructure) Act 1999* |
| Non-Banking HoldCo | The holding company of the Non-Banking Group, Macquarie Group Holdings No.2 Ltd ACN 124 071 398 |
| Non-Banking Group | That part of the Macquarie Group described in Section 3.4 |
| Option Scheme | The proposed scheme of arrangement under section 411 of the Corporations Act between MBL and Optionholders, the terms of which are set out in Appendix B |
| Option Scheme Meeting | The meeting of Optionholders to consider and vote upon the Option Scheme Resolution |
| Option Scheme Resolution | The resolution set out in the notice of meeting issued by MBL to Optionholders and contained in Appendix E |
| Optionholder | An MBL Optionholder or MGL Optionholder, as the context requires |
| Ratings Agencies | Moody's, S&P and Fitch |
| Record Date | 7.00pm (Sydney time) on the fifth Business Day following the Trading Cessation Date, expected to be 12 November 2007 |
| Reduction Amount | An amount calculated by dividing A$3 billion by the number of MBL Shares on issue on the Capital Reduction Record Date |
| Relevant Sale Facility Consideration | In relation to each Ineligible Foreign Shareholder, an amount equal to the average price at which MGL Shares issued to the Sale Facility Agent under the Share Scheme are sold by the Sale Facility Agent, multiplied by the corresponding number of MBL Shares belonging to that Ineligible Foreign Shareholder which were transferred to the Sale Facility Agent |
| Restructure | The restructure of the Macquarie Group (including the capital reduction) whereby MGL is to become the ultimate parent of the Macquarie Group |
| S&P | Standard & Poor's, a ratings agency |
| Sale Facility Agent | The entity appointed by MBL to act as the sale facility agent under the Share Scheme |
| Scheme Optionholder | An MBL Optionholder on the Record Date |
| Scheme Shareholder | An MBL Shareholder on the Record Date (other than an Ineligible Foreign Shareholder) and the Sale Facility Agent |
| Schemes | The Share Scheme and the Option Scheme |
| Second Court Date | The date on which the Court makes the Court Order |
| Second Court Hearing | The first hearing of the application for the Court Order |
| Share Scheme | The proposed scheme of arrangement under section 411 of the Corporations Act between MBL and Shareholders, the terms of which are set out in Appendix A |
| Share Scheme Meeting | The meeting of Shareholders to consider and vote upon the Share Scheme Resolution |

| | |
|---|---|
| Share Scheme Resolution | The resolution set out in the notice of meeting issued by MBL to Shareholders and set out in Appendix E |
| Shareholder | An MBL Shareholder or MGL Shareholder, as the context requires |
| Trading Cessation Date | The date announced on ASX to be the last day for trading in MBL Shares - expected to be 2 November 2007 |
| Voting Directors | The directors of MBL or MGL, as the context requires, granted power by the relevant constitution, being either the MBL or MGL constitution, to manage the business of MBL or MGL respectively |



www.macquarie.com.au

END